Exhibit 15.2

LUXOTTICA GROUP ANNUAL REPORT 2006
Year ended December 31, 2006

INDEX

>	Chairman’s letter to shareholders
>	Profile of Luxottica Group
>	Key events of 2006
>	Financial highlights
>	Strategy
>	Luxottica Group in 2006
>	The Group’s brands
>	Distribution
>	Manufacturing
>	Human resources
>	Give the Gift of Sight,
a Luxottica Group foundation
>	Corporate bodies
>	Management’s discussion and analysis
Statements of Consolidated Income
Statements of change in Net Financial Position
>	Reconciliation of Consolidated Income Statement
prepared according to U.S. GAAP and IAS/IFRS
>	Dividend proposal and tax regime
>	Annual report on Corporate Governance 2006
>	Stock options plans and share buy-back plans
>	Luxottica Group share capital information
Listings: 17 years on the NYSE and six years on the MTA
ADS and Ordinary share performance on the NYSE and MTA and main indexes
Average Euro/US$exchange rate: 1995-2006
>	Report of independent registered public accounting firm
Statements of Consolidated Income
Consolidated Balance Sheets
Statements of Consolidated Shareholders’ Equity
Statements of Consolidated Cash Flows
>	Notes to Consolidated Financial Statements
>	Key contacts and addresses
>	Luxottica Group main operating companies in the world

CHAIRMAN’S LETTER TO SHAREHOLDERS

To our shareholders,

2006 was a record year for Luxottica Group.

Excellent results in all key markets contributed to exceptional growth of 30% in the wholesale division. We are also very proud of our retail results, especially in North America, where sales rose nearly 8%. In 2006, consolidated net income increased 30%, which is more than twice the increase in consolidated sales.

During the course of the year, we continued to build upon the significant strengthening of our brand portfolio achieved in 2005. With record results by Ray-Ban, new license agreements with global brands Polo Ralph Lauren and Tiffany & Co., and a strong launch of the Burberry line, today the Group has a brand portfolio whose breadth and balance are matched only by the prestige of its brands.

On the retail front, we moved ahead with our investment plan to further improve our store network and better position Luxottica Group to take advantage of new growth opportunities. These investments will continue in 2007. We launched the LensCrafters brand in China with the opening of its first flagship store in Beijing and positioned it in this important market as the standard for premier eyecare and a trendsetter for luxury eyewear.

2007 will be another important year for our growth and for the history of the Group. Two of our main brands will celebrate important anniversaries: Persol, the worldwide emblem of «Made in Italy» eyewear and a brand synonymous with elegance, comfort and quality, will turn 90; and Ray-Ban, the world’s best-known and best-selling eyewear brand, will turn 70. These two great brands share a history of quality, excellence and success. Above all, both brands are posting strong contributions to our results and leading the path to future growth.

We are a leader in a fast-growing market that is generating new and increasing opportunities for continued strong growth. Eyewear is a key fashion and luxury accessory and has become a growing reflection of an individual’s personality. Markets that were only prospects for growth a few years ago are already vibrant and growing. In the more established markets in the West, a major opportunity for growth is tapping into the aging population, particularly Baby Boomers, who demonstrate a propensity to take care of themselves and to frequently indulge in fashion and luxury products.

In 2006, we continued to invest time and resources in making our management structure stronger and more globally integrated. We are in the right place at the right time. We are determined to pursue growth opportunities wherever they arise, to push the confines of our market ever outward and to take even better care of our customers.

This is why we expect 2007 to be another important year for Luxottica Group - in fact, another record year.

May 2007

/s/ Leonardo Del Vecchio
Chairman

PROFILE OF LUXOTTICA GROUP

Luxottica Group is the world’s leading designer, manufacturer and distributor of premium and luxury prescription frames and sunglasses. It is a global leader in eyewear, with nearly 5,700 optical and sun retail stores located primarily in North America, Asia-Pacific, China and the UK and a strong brand portfolio that includes Ray-Ban, the world’s best-selling eyewear brand, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Prada, Versace and Polo Ralph Lauren, and key house brands Vogue, Persol, Arnette and Revo. In addition to an extensive wholesale global network, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly owned by a premium eyewear manufacturer.

The Group’s distribution network covers all of the world’s key markets, both wholesale and retail. It is a leading player in the retail market in North America, China, Australia, New Zealand and the UK and its wholesale distribution network covers over 130 countries, with direct operations in the world’s 38 most important eyewear markets. Luxottica Group’s brand portfolio currently has eight house brands and 19 license brands. Over the years, Luxottica Group has become a global leader in the eyewear industry thanks to its:

•             Vertically integrated design-production-distribution model, both wholesale and retail, which is unique in the sector;

•             Wide-reaching wholesale and retail distribution network, which maximizes the Group’s ability to serve the market and keep distribution cost and time under tight control;

•             Brand portfolio, one of the strongest and most balanced in the industry;

•             High, and continuously improving, product quality;

•             Production efficiency and flexibility, enabling it to rapidly address changes in the market; and

•             Strong focus on pre- and post-sales services.

MILESTONES IN LUXOTTICA GROUP’S HISTORY

1961	Starts out as a manufacturer of optical frames.

1990	Listing on the New York Stock Exchange (NYSE).

1995	Acquisition of LensCrafters, the leading premium optical retail brand in North America.

1999	Acquisition of the eyewear division of Bausch & Lomb, comprising such brands as Ray-Ban, Revo, Arnette and Killer Loop.

2000	Listing on the Italian Stock Exchange (MTA).

2001	Acquisition of Sunglass Hut, the world’s leading premium specialty sun retailer.

2003	Acquisition of OPSM Group, the leading optical store chain operator in Asia-Pacific.

2004	Acquisition of Cole National, the second-largest optical store chain operator in North America, with retail brands such as Pearle Vision, Sears Optical, Target Optical and BJ’s Optical.

2005

Entry into the Chinese optical retail market through the acquisition of two retail brands. The Group becomes the leading player in China’s premium segment, with stores in Beijing, Guangdong and Hong Kong.

2006

Expands distribution in North America and China through acquisitions in Canada, the Midwest United States and Shanghai. Enters into an agreement to open Sunglass Hut stores in the Middle East. In September, the first LensCrafters store in Beijing opens.

KEY EVENTS OF 2006

February

Signing of a 10-year license agreement for the design, production and worldwide distribution of sunglasses and prescription frames under the Polo Ralph Lauren brand.

May

Acquisition of Shoppers Optical, one of the largest optical chains in Canada with 74 stores. Luxottica Group becomes the only operator in the optical retail segment in Canada to have full national coverage.

June

Signing of a five-year franchising agreement with Azal Group to open 50 Sunglass Hut stores in the Middle East. Sunglass Hut will operate in major shopping malls, mainly in the United Arab Emirates and Saudi Arabia.

Acquisition of Modern Sight Optics, a leader in China in the premium optical segment with 28 stores in Shanghai. Its stores are located primarily in luxury and upscale shopping malls in the city’s downtown area and affluent residential areas.

Shareholders vote to raise the number of Directors to 14, increasing the number of Independent Directors to six with the appointment of Claudio Costamagna, former chairman of the investment banking division of Goldman Sachs for Europe, Middle East and Asia, and Roger Abravanel, Director of the Italian practice of the consulting firm McKinsey & Co.

September

Completion of the sale of Things Remembered, a non-core business, to GB Merchant Partners, LLC, the private equity affiliate of Gordon Brothers Group, and Bruckmann, Rosser, Sherrill & Co. Things Remembered was acquired in October 2004 as part of the Cole National acquisition.

Opening in Beijing of LensCrafters’ new flagship store at the Oriental Plaza mall, a location symbolizing high-end fashion and luxury shopping in the Chinese capital. This is the first step towards establishing the LensCrafters brand as a synonym for prestige eyewear in China.

November

Acquisition of D.O.C Optics, an optical chain located in the Midwest United States. Luxottica Group strengthens its retail business in North America by adding 100 stores, particularly in the Detroit, Michigan area.

December

Signing of a 10-year license agreement for the design, production and exclusive worldwide distribution of sunglass and prescription frame collections for Tiffany & Co. The agreement marks the entry of Tiffany’s iconic luxury brand into the eyewear market.

FINANCIAL HIGHLIGHTS 2002-2006

(Euro/000)			2003		2004		2005		2006
(US$/000)	2002		(3)		(3) (4) (5)		(3) (4) (5)		(3) (4) (5)
Net sales	3,201,788	100.0%	2,852,194	100.0%	3,179,613	100.0%	4,134,263	100.0%	4,676,156	100.0%
	3,025,690		3,224,976		3,953,849		5,144,602		5,870,208
Gross profit	2,255,654	70.4%	1,948,577	68.3%	2,160,980	68.0%	2,817,598	68.2%	3,250,156	69.5%
	2,131,593		2,203,256		2,687,178		3,506,169		4,080,080
Income from operations	601,508	18.8%	431,787	15.1%	479,499	15.1%	581,401	14.1%	755,987	16.2%
	568,425		488,222		596,257		723,484		949,027
Income before taxes	539,442	16.8%	389,793	13.7%	444,575	14.0%	539,309	13.0%	678,177	14.5%
	509,772		440,739		552,829		671,106		851,348
Net income from continuing operations	372,077	11.6%	267,343	9.4%	279,109	8.8%	330,790	8.0%	430,705	9.2%
	351,613		302,285		347,073		411,629		540,685
Discontinued operations	—		—		7,765	0.2%	11,504	0.3%	(6,419)	0.1%
	—		—		9,655		14,315		(8,058)
Net income	372,077	11.6%	267,343	9.4%	286,874	9.0%	342,294	8.3%	424,286	9.1%
	351,613		302,285		356,728		425,945		532,626

Net earnings (continuing operations)
per share (Euro)	0.82		0.60		0.62		0.73		0.95
per ADS (US$) (1)	0.78		0.67		0.77		0.91		1.19
Net earnings
per share (Euro)	0.82		0.60		0.64		0.76		0.94
per ADS (US$) (1)	0.78		0.67		0.80		0.95		1.18
Dividend
per share (Euro) (2)	0.210		0.210		0.230		0.290		0.420
per ADS (US$) (1)(2)	0.242		0.256		0.277		0.365		n.a.
Average number of outstanding shares	453,174,041		448,664,413		448,275,028		450,179,073		452,897,854

In accordance to U.S. GAAP

(1)               1 ADS = 1 ordinary share.

(2)               Proposed by the Board of Directors and to be submitted for approval at the Annual Shareholders’ Ordinary Meeting on May 15, 2007.

(3)               Figures include results of OPSM Group operations from the acquisition date (August 1, 2003).

(4)               Figures include results of Cole National operations from the acquisition date (October 4, 2004).

(5)               Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2004, 2005 and 2006.

QUARTERLY RESULTS 2005-2006
(Subject to limited audit review)

2006 (Euro/000) (1) (3)	First quarter		Second quarter		Third quarter		Fourth quarter
Net sales	1,217,923	100.0%	1,227,300	100.0%	1,120,380	100.0%	1,110,553	100.0%
Gross profit	832,023	68.3%	852,881	69.5%	790,118	70.5%	775,133	69.8%

Income from operations	196,737	16.2%	207,845	16.9%	186,480	16.6%	164,924	14.9%
Income before taxes	176,048	14.5%	186,649	15.2%	167,665	15.0%	147,815	13.3%

Net income from continuing operations	106,630	8.8%	116,291	9.5%	107,041	9.6%	100,743	9.1%
Discontinued operations	(3,381)	0.3%	4,931	0.4%	(2,915)	0.3%	(5,054)	0.5%
Net income	103,249	8.5%	121,222	9.9%	104,126	9.3%	95,689	8.6%

Net earnings (continuing operations)
per share (Euro)	0.24		0.26		0.24		0.22
per ADS (US$) (2)	0.29		0.32		0.30		0.29
Net earnings
per share (Euro)	0.23		0.27		0.23		0.21
per ADS (US$) (2)	0.28		0.34		0.29		0.27

2005 (Euro/000) (1) (3)	First quarter		Second quarter		Third quarter		Fourth quarter
Net sales	998,859	100.0%	1,079,511	100.0%	1,020,629	100.0%	1,035,264	100.0%

Gross profit	674,696	67.5%	733,018	67.9%	711,040	69.7%	698,844	67.5%
Income from operations	141,491	14.2%	155,875	14.4%	154,810	15.2%	129,225	12.5%
Income before taxes	134,024	13.4%	143,249	13.3%	139,285	13.6%	122,750	11.9%
Net income from continuing operations	83,106	8.3%	81,819	7.6%	89,753	8.8%	76,112	7.4%
Discontinued operations	(6,768)	0.7%	9,248	0.9%	(444)	0.0%	9,468	0.9%
Net income	76,338	7.6%	91,067	8.4%	89,309	8.8%	85,580	8.3%

Net earnings (continuing operations)
per share (Euro)	0.18		0.18		0.20		0.17
per ADS (in US$) (2)	0.24		0.23		0.24		0.20
Net earnings
per share (Euro)	0.17		0.20		0.20		0.19
per ADS (in US$) (2)	0.22		0.25		0.24		0.23

In accordance to U.S. GAAP

(1)             Except for per share and ADS data, which are in Euro and US$.

(2)             All amounts in US$ were translated at the average Euro/US$ exchange rate for the period in reference. See related Euro/US$ exchange table hereinafter.

(3)             Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2005 and 2006.

STRATEGY

Over the years, Luxottica Group has refined its global leadership in the fashion and luxury eyewear industry to the following key components:

•             An extensive wholesale and retail distribution network, which increases its ability to understand and serve the market, from the viewpoint of both operators and consumers, while improving distribution and controlling costs;

•             A diverse brand portfolio, among the strongest and most balanced in the industry;

•             The impressive and ever-increasing quality of the final product, with a special focus on pre- and post-sale services; and

•             The efficiency and flexibility of its manufacturing structure, and its ability to quickly respond to changes in market demand.

The vertical integration of design, manufacturing and distribution makes Luxottica Group’s business model unique in the industry, as reflected in the Group’s success and its long-term partnerships with key fashion and luxury brands.

With its recent retail acquisitions, ongoing consolidation of its brand portfolio and wholesale distribution and another year of strong growth, Luxottica Group today finds itself well positioned for future growth. The successful integration of the businesses acquired with Cole National in 2004, particularly the improvement in the performance and profitability of Pearle Vision, the progress made by its optical business in Asia-Pacific and the restructuring of Sunglass Hut in the same region and the UK, as well as retail acquisitions in China, will allow the Group to focus its resources on the next stage of growth and consolidation. Outlined below are Luxottica Group’s key strategic objectives for the medium term.

RETAIL

North America

Luxottica Group operates three leading optical and sun retail brands: LensCrafters, Pearle Vision and Sunglass Hut. In order to expand the potential of these brands, the Group continues to work on perfecting each brand’s positioning in its respective segments by emphasizing how each retail brand is uniquely positioned in the eyes of the consumer, thus improving their ability to more effectively serve the market. This process will be supported by continued major investments in the store base, both to improve the network and to make store formats more appealing for customers and the market.

LensCrafters

Further emphasis will be placed on a stylish and fashion-oriented shopping environment, where consumers can find more premium products, fashion advice and the highest levels of service and convenience. LensCrafters’ new store concept was launched in April 2006 and is producing excellent results.

Pearle Vision

The longest-standing optical brand in the United States, Pearle Vision is again being perceived by consumers as the brand of “trusted eyecare,” providing eye exams of the highest standards and top-quality eyewear. Luxottica Group will further expand Pearle Vision’s high standard of optical care and its relationship of trust with the consumer with the introduction of new technology and advertising campaigns. Additional forms of communication will also be used to enhance the appeal of the chain’s offerings in the eyes of the consumer. The Group firmly believes that the Pearle Vision brand has significant growth opportunities in both the United States and Canada, where the brand was strengthened in 2006 and is now the only optical chain represented throughout Canada.

Sunglass Hut

Luxottica Group will continue along the path it has followed in recent years. The strategy will be to increase the percentage of fashion frames sold in stores, as such frames carry higher profit margins and stronger appeal for female consumers who typically exhibit higher frequency purchase cycles. The brand’s positioning will also be supported through the careful location of new stores and the ongoing store remodeling plan that will have updated approximately 85% of in-line stores by the end of 2008.

Licensed Brands (Sears Optical, Target Optical, BJ’s Optical)

The Group recently entered this segment and immediately became its most important operator. The segment shows significant growth potential in both quality and volume. Luxottica Group is well positioned to serve this market with its distribution and manufacturing structures.

Lens finishing labs

Combining its broad presence in the market with additional capacity for handling lens finishing work, Luxottica Group anticipates increasing availability of its higher-margin lens treatments to consumers at its stores. Lens finishing labs are also expected to contribute to a reduction of the time and cost of finishing work provided by third parties.

Managed Vision Care: EyeMed Vision Care

EyeMed Vision Care is now the one of the largest managed vision care operator in the United States. Its ability to serve the market has increased both from a geographical standpoint and in terms of product offerings, making EyeMed Vision Care services even more appealing for corporations and their employees, and resulting in an increase in the number of consumers using vision benefits both at independent and Group stores.

Asia-Pacific

In this increasingly important geographical region, the Group plans to:

•             Improve results through continued optimization of the retail brand positioning in the Australia and New Zealand region, which over the last two years has reported significant growth;

•             Build on the successful restructuring of Sunglass Hut’s business in the region and also explore entry into new markets;

•             Build on the successful launch in September 2006 of the LensCrafters brand in China and further strengthen its business structure to achieve profitability in 2007; and

•             Monitor markets in the region to identify further opportunities, including the Chinese market in the medium term.

Other markets

The Group believes it has excellent opportunities in the sun segment, where it has the advantage of operating the only truly global brand, Sunglass Hut. In 2006, Luxottica Group announced Sunglass Hut stores (under franchise) would open in the Persian Gulf region. It plans to continue this expansion.

WHOLESALE

Brand portfolio

With the signing of license agreements with Burberry, Polo Ralph Lauren and Tiffany & Co. and the scheduled expiration of other agreements, Luxottica Group’s work on optimizing its brand portfolio is nearing completion. By combining excellent, constantly available pre- and post-sale services, the Group strives to satisfy customer expectations and market demands in the best manner possible.

House brands

Ray-Ban continues to be one of the great strengths of Luxottica Group’s brand portfolio, given its excellent growth potential in both established and emerging markets. At the start of 2007, the Group launched Never Hide, a new strategic platform and a global advertising campaign for Ray-Ban to support new growth objectives for what is already the most-recognized eyewear brand in the world.

Other key house brands are: Persol, a brand with a rich history that is performing very well; Vogue, a brand that underwent significant development in 2005; Arnette and Revo.

Licensed brands

Luxottica Group will continue to look for brands that are strong in strategically important markets or brands that cover segments of the market that would enhance the present portfolio. In the meantime, the Group’s focus will be to achieve maximum growth with new brands and within existing brands that have significant growth potential.

DISTRIBUTION

The Group sees further potential both in markets where it already operates and in new markets. An area of focus will be emerging markets, which produced very good results in 2005 and 2006. Growth rates and margins are expected to remain higher in emerging markets than in developed markets.

MANUFACTURING

Luxottica Group will continue to stand for «Made in Italy» eyewear, thanks to the quality and style of its products, which are among the most coveted and recognizable in the premium segment. It will continue to invest in new technology, production systems and research and development in order to maintain the high value-added advantages of its products.

The Group’s growth in the retail segment in North America, especially in terms of volume in the licensed brand segment and the new license agreements entered into during the last two years, is increasing demand. To meet this demand, Luxottica Group intends to maximize the manufacturing and logistical advantage of being the only premium eyewear manufacturer in the world with a wholly-owned manufacturing capability in China. At its facilities in China, the Group manufactures products that do not require the degree of value-added craftsmanship achieved by «Made in Italy» manufacturing. As a result, this will add greater manufacturing flexibility in Italy for producing the more sophisticated, complex designs that are increasingly in demand in Luxottica Group’s wholesale and retail markets.

LUXOTTICA GROUP IN 2006

The results for 2006 reflect excellent performance in both the retail and wholesale divisions. The wholesale division in particular saw record growth, with sales improving 30.9% to more than Euro 1.7 billion. This strong performance was due mainly to the continued strengthening of the brand portfolio over recent years. The retail division also reported good results, especially in North America, where sales rose nearly 8%, confirming the current strength of the business and its potential for the future.

Ray-Ban, the world’s most recognized and best-selling eyewear brand, posted sales of Euro 1.4 billion (at retail value) thanks to double-digit growth for the fourth straight year, an industry record. The Group’s luxury brands, including Bvlgari, Chanel, Dolce & Gabbana, Prada and Versace, also enjoyed vigorous growth of 40%. Geographically, Luxottica Group continued to grow in its main markets. Wholesale sales to third parties in emerging markets grew 60%, indicating the strength of this area for future expansion.

In 2006, Luxottica Group’s consolidated sales reached Euro 4.7 billion, up 13.1% from the previous year. Operating results improved overall and in both the retail and wholesale divisions. In terms of profitability, the wholesale division’s margins increased. For 2006, consolidated net income totaled Euro 424.3 million, up 24.0% from 2005. Strong cash flow generation was once again a highlight of the Group’s results, reaching Euro 391.0 million for 2006 before dividends, acquisitions and the effects of exchange rates. The Group’s net consolidated indebtedness at the end of 2006 was Euro 1,148.5 million, a decrease of Euro 288.9 million from the previous year-end.

THE GROUP’S BRANDS

Luxottica Group today has one of the strongest and most balanced brand portfolios in the industry thanks to the ongoing development of its portfolio in recent years, through the signing of new brands, renewal of major agreements and termination of others. With 19 licensed brands and eight house brands, the Group offers a broad range of models capable of satisfying the most diverse tastes and has the ability to respond to the changing demands and characteristics of each market. The Group successfully reconciles the desire for style with complex and highly-structured manufacturing systems, without compromising product quality. With its outstanding distribution capacity, direct operations in many markets, marketing support and a keen understanding of the international marketplace, Luxottica Group is the ideal partner for brands seeking to translate their style and values into successful, high-quality eyewear collections.

The Group’s license brands, including some of the best-known fashion houses and international designers, are under exclusive license agreements with a typical duration of nearly ten years. These long-term relationships translate into improved investment planning and fuller realization of the value of collections.

The exclusive license agreement entered into with Tiffany & Co. in 2006, which marked the famous luxury brand’s debut in the eyewear market, further strengthens the Group’s portfolio. The Tiffany & Co. agreement follows those with Burberry and Polo Ralph Lauren in 2005, Donna Karan and Dolce & Gabbana in 2004, renewals with Chanel and Bvlgari during 2004 and agreements entered into with Versace and Prada in 2003. In 2006 and early 2007, agreements with Sergio Tacchini, Byblos and Moschino reached the end of their scheduled terms.

Luxottica Group continuously focuses on improving product assortments in the mid, premium and luxury segments while systematically guarding against brand dilution.

Unique in the industry, Luxottica Group has in its portfolio eight strong house brands, including Vogue, Persol, Arnette, Revo and Ray-Ban, the world’s best-selling eyewear brand. The house brands, particularly Ray-Ban, have strong brand names, due to the Group’s excellent work on promoting their brand identities. Sales of house brands have been extremely positive and provide an important balancing effect on the overall portfolio. With its own distribution and retail sales structures and investments in advertising, Luxottica Group is able to effectively and efficiently develop and support collections.

DISTRIBUTION

Luxottica Group’s distribution structure is one of the most extensive and effective in the industry, embracing retail stores and serving third-party independent stores and chains through a wholesale distribution network. This robust distribution structure is the result of a fundamental strategic vision that management had years ago and was a key to the Group’s remarkable future growth. Originally established as a manufacturer of frames, Luxottica Group has gradually integrated wholesale distribution into its structure and, since 1995, retail distribution as well. Today, the Group operates in all the world’s key wholesale and retail eyewear markets and plans to accelerate its expansion in emerging markets.

From a retail perspective, the Group operates through more than 5,700 stores mainly in North America, Asia-Pacific, the UK, China and the Middle East, thus ensuring broad distribution throughout the world’s key markets. The Group’s direct retail experience has translated into unique expertise and understanding of the markets.

GROUP RETAIL CHAINS WORLDWIDE

	Retail	Number	Primary
Geographical area	chain	of stores	product
North America	LensCrafters	902	Prescription
	Pearle Vision (*)	840	Prescription
	Sunglass Hut	1,502	Sun
	Licensed Brands:
	Sears Optical	941	Prescription
	Target Optical	264	Prescription
	BJ’s Optical	153	Prescription

Asia-Pacific	OPSM	314	Prescription
	Laubman & Pank	127	Prescription
	Budget Eyewear	86	Prescription
	Sunglass Hut	224	Sun

China & Hong Kong	Xueliang Optical	47	Prescription
	Ming Long Optical	125	Prescription
	Modern Sight	27	Prescription
	LensCrafters	75	Prescription

Europe	Sunglass Hut	92	Sun

(*) of which 417 are franchises.
Data as of December 31, 2006.

The Group’s wholesale distribution network covers over 130 countries, with directly-controlled operations in its 28 main markets, where customers are mostly retailers of mid- to premium eyewear, such as independent opticians, optical retail chains, specialty sun retailers and duty-free shops. In North America and other areas, main customers also include independent optometrists and ophthalmologists as well as premium department stores. Direct distribution in the key markets gives Luxottica Group a considerable competitive edge, making it possible to maintain close contact with customers, maximize the image and visibility of the Group’s brands and optimize distribution. In addition to making some of the best brands, with a broad array of models tailored to the needs of each market, Luxottica Group also provides its wholesale customers with the assistance and services needed to enable their businesses to be successful.

One of Luxottica Group’s main strengths is its ability to offer pre- and post-sales services which have been developed and continuously improved over decades. These high-quality services are designed to provide customers with the best products in a timeframe and manner that best enhance their value. The distribution system is connected at the international level to a central production planning a network linking logistics and sales functions and outlets to the manufacturing plants in Italy and China. Through this network, global sales and inventory are monitored daily and, based on the information from the market, production resources and inventory levels are adjusted. This integrated logistics system is one of the most efficient and fastest in the industry. In Asia, Europe and the United States, centralized distribution centers over the years have significantly improved distribution speed and efficiency. Luxottica Group is thus able to provide its customers with a highly-automated system for order management that reduces delivery times and minimizes inventory while providing high-quality products.

RETAIL

Luxottica Group’s retail division includes:

•             LensCrafters, Pearle Vision (owned and franchise stores), Sears Optical, Target Optical and BJ’s Optical in North America, where the Group is a leading retailer in both prescription and sun eyewear;

•             A network of approximately 270 stores in China and Hong Kong, where the LensCrafters brand was launched in September 2006;

•             OPSM, Laubman & Pank and Budget Eyewear stores in Australia and New Zealand, where the Group leads the region with 527 stores; and,

•             Sunglass Hut, the world’s leading specialty premium sun retail chain, with 1,818 stores located mostly in North America, Asia-Pacific and the UK.

2006 was an important year for the retail division, which continued its long run of strong results. With an excellent performance by the retail division’s store chains, especially LensCrafters and Sunglass Hut, the contribution from the OPSM chain in Australia and the ongoing remodeling of the store base, retail sales reached Euro 3.3 billion, a 7.6% increase from 2005. Comparable store sales (1) rose 6.7%. Operating income increased to Euro 431.5 million, up 21.5% from 2005.

In 2006, the Group initiated a major investment plan for its stores to strengthen the foundation for additional growth. Approximately 510 stores were remodeled and about 570 new and acquired stores were added.

In 2007, Luxottica Group plans to make ongoing investments in its store base of Euro 225 million so that it is well-positioned to take advantage of retail growth opportunities. The 2007 investment plan provides for the renovation of 480 stores worldwide as well as the addition of over 500 new stores. In North America, the Group will focus on Sunglass Hut, with plans for around 60% of its in-line stores to be either new or recently remodeled by the end of 2007, and LensCrafters, whose new store format was a factor in its excellent 2006 results.

Luxottica Group’s operations in North America expanded in 2006, while sharpening their focus and fostering innovation. The Group controls the two largest chains in the prescription segment, LensCrafters and Pearle Vision, and is the largest operator of optical stores under license (Licensed Brands). The retail division strengthened its presence by acquiring D.O.C Optics, an optical chain with 100 stores in the Midwest United States, particularly in the Detroit, Michigan area, and with sales of around US$ 100 million.

(1) Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the geographical area.

Sales of retail division 1997-2006
(Subject to limited audit review)

(US$/million)	First quarter	Second quarter	Third quarter	Fourth quarter	Full year

1997 incl. 53rd week	250.7	256.7	271.0	261.6	1,040.0
1997 excl. 53rd week				238.4	1,016.8
1998	280.8	278.6	298.4	270.9	1,128.7
1999	324.6	323.6	329.9	299.3	1,277.4
2000	352.1	342.9	346.0	311.1	1,352.1
2001 (1)	362.9	553.3	530.2	477.3	1,923.7
2002 (1)	516.4	553.0	556.4	479.4	2,105.2
2003 incl. 53rd week (1) (2)	510.8	542.7	603.6	636.2	2,293.3
2003 excl. 53rd week (1) (2)				594.5	2,251.7
2004 (1) (2) (3) (4)	641.5	662.7	668.3	847.3	2,819.9
2005 (1) (2) (3) (4)	942.4	978.9	977.4	911.3	3,809.9
2006 (1) (2) (3) (4)	1,018.1	1,054.8	1,069.2	993.2	4,135.3

(1) 2001-2006 figures include Sunglass Hut results since the date of acquisition (March 31, 2001).

(2) 2003-2006 figures include OPSM Group results since the date acquisition (August 1, 2003).

(3) 2004-2006 figures include Cole National result since the date of acquisition (October 4, 2004).

(4) Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2004, 2005 and 2006.

The acquisition of Shoppers Optical, one of Canada’s biggest optical chains with 74 stores, improved the Group’s presence in this important market. Shoppers Optical is a key player in the Canadian retail prescription segment as well as the only chain with nationwide coverage. The Shoppers Optical stores, located in eight Canadian provinces, were converted to the Pearle Vision brand, which was historically a well-recognized optical retail brand in the United States. Pearle Vision’s business model and brand is being used throughout Canada.

Luxottica Group also has nine central lens finishing labs that are of strategic importance to its North American retail business as well as EyeMed Vision Care, one of the largest administrator of managed vision care programs for corporations, government agencies and health insurance providers in the United States.

In the sun segment, Sunglass Hut is the biggest and best-known chain in North America with 1,502 stores.

With its organization structure, Luxottica Group is able to quickly respond to market opportunities and trends in fashion and luxury. This ability is especially important in the United States, where demands for fashion and luxury are now a nationwide phenomenon and have moved beyond cities like New York, Miami and Los Angeles.

In the Australia and New Zealand region, Luxottica Group continued to consolidate its direct retail presence. In 2006, the Group further integrated its retail network in the region, where it operates three optical brands: OPSM, Laubman & Pank and Budget Eyewear. At the end of 2006, Luxottica’s retail network in the region had 527 stores, with 488 in Australia and 39 in New Zealand.

In China and Hong Kong, Luxottica Group successfully extended and consolidated its retail network. In 2006, with the acquisition of Modern Sight Optics, the Group further expanded its presence in China after its acquisition of the Chinese Beijing Xueliang Optical Technologies and Ming Long Optical chains in 2005. Luxottica Group’s direct network in China and Hong Kong reached 270 stores, making it China’s leading optical and one of its biggest luxury retailers. The Group is well positioned to take advantage of growth opportunities in the near future.

Lastly, Luxottica Group announced the opening of Sunglass Hut franchise stores in the Middle East, which is one of the most promising markets for high-end fashion and luxury products, especially in the Gulf States. Sunglass Hut will operate in major shopping centers, mainly in the United Arab Emirates and Saudi Arabia. New stores will only carry the Group’s prestige brands such as Bvlgari, Chanel, Dolce & Gabbana, Prada and Versace, as well as Ray-Ban, the world’s best-selling sun brand.

Optical

LensCrafters

Eleven years after joining Luxottica Group, LensCrafters is North America’s leading operator in the fashion and luxury eyewear segment, with 902 stores in the United States and Canada. In 2006, North American comparable store sales increased well above the chain’s historical average, while producing higher margins despite LensCrafters’ significant investments in its stores during the year. These results are due to both the growth trend enjoyed by the mid- to premium segment and the effectiveness of the strategies the Group has implemented.

Luxottica Group’s plan to strengthen LensCrafters’ high-end positioning, including focusing on customers interested in premium products, fashion and high-level service, was introduced with the opening of the flagship store on Fifth Avenue in New York. Inaugurated in April 2006 after a complete renovation and redesign of the store concept, based on extensive studies and market research, the new flagship store heralded a new concept and a quantum leap in quality.

Characterized by sophisticated interiors and a high capacity for product personalization, the new format targets sophisticated consumers who demand high quality of service. This type of customer is becoming increasingly important, partly due to LensCrafters’ communication campaign to target American consumers and its 2006 “Make an Appearance” ad campaign supporting the new store concept.

The opening of the New York flagship store, signaled by a prominent article in The New York Times, was followed up by the roll out of the new store design to approximately 50 stores across North America in 2006. LensCrafters’ results from these renovated stores in their first few months, through the end of 2006, were very encouraging. In fact, comparable store sales for these remodeled stores have been above the already high average.

A very strong performance was also seen in stores that had yet to be renovated. These stores continue to benefit from the Group’s ongoing investment in its store base.

With a North American market firmly focused on rediscovering luxury and fashion products and related values, LensCrafters’ revamping of its brand image in 2005 along with its new store concept introduced in 2006 have enabled LensCrafters to continue to grow by leveraging the Group’s high-end brands. The introduction of the Dolce & Gabbana collections, followed by the launch of the new Burberry and Polo Ralph Lauren lines, will continue to strengthen the chain’s top-range positioning.

Sales of prescription frames and sunglasses produced by Luxottica Group, particularly its fashion and luxury brands, accounted for around 72% of total sales in 2006.

Lenses are another important dimension of LensCrafters’ expertise. Sales of anti-reflective lenses grew 24% in 2006. In late summer 2006, LensCrafters introduced FeatherWates® Complete Lenses made with Scotchgard™ Protector, an innovative product that is resistant to water, dirt and dust and does not require frequent cleaning. This product accounted for 64% of total anti-glare lens sales in 2006.

During 2006, lenscrafters.com was relaunched, reflecting a more fashion-oriented look, in keeping with the new store concept, and with a stronger focus on highlighting designer products and fashion expertise. The site also allows customers to schedule eye exams online.

2006 was a very positive year for LensCrafters in North America. The breadth of its investments in store remodeling, products and its website enabled LensCrafters to capitalize on favorable trends in the North American market and to cultivate the organic growth potential on which future development initiatives will concentrate.

In China and Hong Kong, 2006 was a year of reorganization and extension of the retail network. After the 2005 acquisition of the Xueliang Optical and Ming Long Optical chains, in November 2006 Luxottica Group acquired Modern Sight Optics, a leading chain in the premium prescription frame segment operating 28 stores in Shanghai. By the end of the year, the Group’s retail network in China and Hong Kong included around 274 stores, making it China’s leading optical and one of its biggest luxury retailers.

With the September opening of LensCrafters’ new flagship store in Beijing’s Oriental Plaza, an icon of fashion and shopping, Luxottica Group took the first step towards making the LensCrafters brand a synonym for prestige eyewear in China. LensCrafters offers the best of «Made in Italy» eyewear, an extraordinary level of customer service and the most advanced technology in the industry, thus positioning itself as the first real eyewear “boutique” in the Chinese market and serving as a benchmark for premium eyewear products.

Under this program, 75 stores, 55 in Hong Kong and 20 in China, were rebranded in 2006 to the LensCrafters brand, alongside those of the Xueliang, Modern Sight and Ming Long chains. An objective for 2007 is to significantly increase the number of LensCrafters stores in the Chinese market, both by converting existing stores and opening new stores.

In 2006, LensCrafters in China reported improved sales, and contributed, along with a general increase in the level of the brands, to the Group’s double-digit growth rate for stores in China and Hong Kong.

Luxottica Group’s focus in China is for the long-term, and it is strategically making its stores accessible to all consumers seeking a premium service experience and brands. At present, the Group is growing mainly in the eastern part of the country, where GDP is rising twice as fast as in the rest of China. The Group’s product lines will vary by segment as the market continues to evolve and as more of the population reaches middle-class status.

The format of the new LensCrafters stores aids in assessing the various brands across different segments of the market and analyzing relative performance and demand. The optical segment will continue to grow in line with the offering of fashion brands and products. The sun segment is another business opportunity as increasing numbers of Chinese view sunglasses as an important part of their wardrobe.

Store performance was particularly strong in Hong Kong, where all of the Group’s optical stores have been converted to the LensCrafters brand. LensCrafters stores reported high sales performance in line with that of stores in the United States and Australia. Luxottica Group’s premium brands, the high profile of its stores and its high level of service quality have been a great success, as reflected by its growing market share in Hong Kong.

Pearle Vision

2006 marked a definitive return to profitability at Pearle Vision, which was acquired by Luxottica Group through the Cole National transaction in 2004. Its network consists of 840 stores, of which 423 are company owned in the United States, Canada and Puerto Rico, and 417 are franchise stores in the United States and the Caribbean.

In North America, Pearle Vision is the second largest optical chain after LensCrafters. Although both brands address the mid- to high-end customer bracket, their positioning in practice is complementary. Pearle Vision focuses on the factors that made the brand a success: customers’ trust in the doctor’s experience and the quality of service they receive.

The powerful relaunching of the Pearle Vision brand by Luxottica Group over the last two years was centered on a return to its original values, which had made Pearle Vision a byword for generations of Americans, their “Home of Trusted Eyecare.”

After five quarters with positive comparable store sales results and a significant and structurally solid return to profitability, Pearle Vision is producing the desired results. A product mix increasingly geared to premium, high value-added products has helped restore strong customer relationships, as have efforts to portray doctors in various advertising campaigns. At the same time, a significant reduction in promotions helped improve the positioning of the stores and consumer perceptions, resulting in increasing profitability.

Sales of the Group’s products at Pearle Vision stores enjoyed strong growth, reaching nearly 50% of total sales in 2006. Ray-Ban, Prada, Brooks Brothers and Versace were some of the better-selling brands.

Lastly, to centralize services and achieve economies of scale, all in-store labs were closed, and their work was transferred to nearby LensCrafters’ labs or to the Group’s nine large central lens finishing facilities.

2006 was a year of consolidation, building the foundation for solid, profitable growth in the future, and starting a program to add new stores. In Canada, a market with huge potential, Luxottica Group’s acquisition of Shoppers Optical gives it a good position and favorable geographical distribution. With 74 stores being rebranded to Pearle Vision, the Group now has 109 Pearle Vision stores in Canada.

While 2006 was a year of growth in the Canadian market, expansion in the United States is still a priority. This market offers a wealth of opportunities, and extending the franchising business will be a key factor for growth in the coming years.

Pearle Vision’s franchises are increasingly turning to Luxottica Group as their preferred supplier, not only due to the strength of its brands and the quality of its products, but also because of the new and much improved services of the Franchise Advantage Program. This program, which is available to franchisees, features marketing solutions, preferential pricing and savings on selected categories of products, including lenses, lab services, contact lenses and accessories, all of which are provided with a high level of service and merchandising support.

Licensed Brands

Luxottica Group is the leading operator of licensed brand stores in the United States and Canada, with a network of 1,358 locations in Sears, Target and BJ’s Wholesale at the end of 2006.

Each of these brands, which offer consumers the convenience of taking care of their optical needs where they shop, has a precise market positioning. Sears, a department store with a vast and heterogeneous customer base, has further improved the services that were launched in 2005. In 2006, Ray-Ban was introduced in all 941 stores. In general, sales growth in Sears Optical stores was higher than that of Sears’ total sales.

In 2006, Target Optical, which appeals to customers who enjoy fashion and novelty, reported improved performance in its 264 Target stores, which are mostly in big urban centers. Efforts were focused on improving service and consulting by the sales personnel, who adopted a new “take it and try it” sales method, as well as on strengthening its fashion positioning by offering brands such as Vogue and Ray-Ban.

There are 153 BJ’s Optical stores inside BJ’s Wholesale Club establishments in the eastern and southern United States. Sales in 2006 improved from the previous year.

OPSM, Laubman & Pank and Budget Eyewear

In Australia and New Zealand, Luxottica Group operates three brands, which are specialists in the prescription segment: OPSM, Australia’s top eyewear brand for luxury and fashion-minded customers; Laubman & Pank, a provider of high-quality eye care and services; and Budget Eyewear, which is focused on price-conscious consumers. The three brands operate in all of Australia’s states, primarily in larger cities. In New Zealand, OPSM operates in the main urban areas. Results in 2006 were very positive due to a brand positioning strategy, which included a product assortment geared to the fashion segment, an innovative store format, called the Accelerated Fashion Program which highlighted its fashion positioning, and personnel training. Luxottica Group consolidated its leadership in the Australian market despite the weakness of the retail sector generally.

In the prescription segment, the objective was to differentiate the positioning of the three brands in order to cover complementary segments with product offerings catering to the needs of different consumer categories. In 2006, customer communication was upgraded thanks to the launch of our customer relationship management program. Improved understanding of customers and initiatives helping customers perceive eyewear as fashion accessories helped OPSM achieve a significant increase in sales and consolidate its role as the best-known brand in the Australian market.

Laubman & Pank’s recognition as an optical fashion brand increased from 37% to 44%. Research showed that the brand was perceived as having a special focus on eye health, thanks to a series of initiatives, including TV campaigns and the Lauby’s EyeMobile national screening program, which conducted eye tests for 9,000 children in 2006.

Budget Eyewear managed to extend its product offerings while remaining the preferred destination for customers who want quality eyewear at lower prices.

Sun

Sunglass Hut

Sunglass Hut is the world’s largest specialty sun retailer, with 1,502 retail locations in North America, 224 in Australia, New Zealand and Singapore, and 92 in Europe. In the eyes of consumers, Sunglass Hut increasingly represents fashion and the latest trends. Founded in 1971, initially only inside department stores in the United States, Sunglass Hut has cultivated a young, active and fashion-conscious image. It is now the leader in the high-end sun retail market.

In 2006, Sunglass Hut completed its brand repositioning with the goal of capturing more fashion-minded consumers. The results of this process, which started in 2001 following the Group’s acquisition of Sunglass Hut, have been a key contributor to the chain’s excellent performance over the last two years. The repositioning effort has also solidified the chain’s foundation for future growth. In general, 2006 was a year of strong improvement for Sunglass Hut.

Concentrating increasingly on fashion and luxury, and with a special focus on fashion-sensitive women, Sunglass Hut’s sales, on a same store basis, rose nearly three times the average growth in retail sales in the United States.

In the United States, Sunglass Hut further expanded with 90 new store openings and a restyling of another 153 stores, mainly in the key states of California, Florida, Texas and New York. In 2007, an additional 120 stores will be remodeled. Fashion products were popular, driven mainly by oversize designer sunglasses and by the launch of two new brands: Dolce & Gabbana in 300 stores and D&G in 1,300 stores.

In Australia and New Zealand during 2006, Sunglass Hut strengthened its position by acquiring 50 stores and securing a number of stores at major airports. Its market presence in the fashion and luxury segment grew, with the largest increase occurring in the luxury brands, where sales rose 79%. Brand awareness rose from 52% to 60%, with women in the 25-to-39-age bracket accounting for much of this improvement.

Strengthened by these results, Sunglass Hut plans to expand in Southeast Asia and Hong Kong, early in 2007. Sunglass Hut is already operating five stores in major shopping centers in Singapore.

In Europe, Sunglass Hut has 92 stores in the UK. In 2006, it initiated a significant reorganization of its network and business plans to improve its brand positioning. The store format was redesigned, stores were moved to more favorable locations, preferably in airports, city high streets and shopping centers, and the product mix was improved. This process gave a strong boost to Sunglass Hut’s sales, especially in the luxury segment, with sales above the general retail average in the UK. Expansion plans contemplate ten new store openings per year for the next three years.

WHOLESALE

Good results in all the main markets contributed to the wholesale division’s record 30.9% growth in sales. Sales exceeded Euro 1.7 billion, mainly due to an improving brand portfolio over the last few years, and grew 26% over 2005. Operating income rose 46.5% in 2006 and reached Euro 445.8 million. Sales to wholesale customers grew 28.6%.

Geographically, the wholesale business continued to grow at rates above the market average in most countries where the Group operates. In Europe, which is the most important market for this division, Luxottica Group continued to improve its positioning, even in countries where the overall market did not grow in terms of value.

Wholesale saw significant growth in the United States, thanks to both restructuring efforts and the growing trend towards fashion eyewear, especially in the sun segment.

In Asia, growth was consistent and substantial, confirming the Group’s leadership position in Japan, Korea and Hong Kong. In emerging markets, wholesale sales rose 60%, indicating another area for future expansion. Strong growth was due above all to the fashion and luxury brands, particularly in the sun segment, in line with emerging markets’ growing demand for luxury products, and to marketing efforts.

Overall, Luxottica Group’s wholesale division retained its leadership position in the premium and luxury segments in 2006, thanks to one of the strongest and most balanced brand portfolios in the industry.

Both house and license brands posted excellent results. Total sales of Ray-Ban were up for the fourth consecutive year, by 20% in 2006, and positive results were recorded by the other house brands, especially Vogue, Arnette and Persol, which all met their growth targets.

Sales of the Group’s luxury brands grew 40%. The first Burberry collections, launched in September 2006, were well received by the market, especially in Europe. This strong performance is an early endorsement of the license agreement with Burberry, one of the most dynamic and exclusive luxury brands.

At the end of 2006, Luxottica Group entered a long-term license agreement for the design, production and exclusive worldwide distribution of Tiffany & Co.’s prescription and sun collections. This new agreement, marking Tiffany’s debut in the eyewear market, is also significant as yet another addition to the impressive list of long-term partnerships the Group has entered or renewed in recent years. These agreements allow the Group time to develop collections and position them effectively in the market, thus maximizing their potential, each in line with its particular brand values. This approach has also made it possible to strengthen the very top of the range, thanks to a jewelry eyewear concept that has had positive results, as in the case of Bvlgari.

The launch of the Polo Ralph Lauren collections in 2007 and Tiffany & Co. in early 2008 will make the brand portfolio even stronger and better balanced. The portfolio will encompass products covering the most diverse of consumer tastes and preferences while continuing to attract other prestige luxury and fashion labels.

Another factor contributing to the wholesale division’s excellent results in 2006 was increased spending on advertising for both house and license brands. This spending was mainly focused on enhancing the top brands in the Group’s portfolio in the eyes of both consumers and wholesale customers.

In 2006, Luxottica Group continued to extend its global organization and add people to its teams in key countries: the United States, Mexico, Brazil, Italy, Greece, The Netherlands, Russia, India, Australia, Japan, Spain, France, Germany and the UK. It continued to move its organizational structures closer to the key markets. The Group improved planning of sales and application of selective distribution, using the approach adopted by the luxury brands. A structure was also set up to serve emerging markets and be better prepared to exploit the strong growth prospects in these markets.

The wholesale division also improved its coverage of Eastern European markets. Offices that the Group has opened in Russia and Hungary now cover approximately 80% of the East European region. The Group opened a representative office in China to ensure a more efficient monitoring of the market and control over distribution. Direct distribution was also started in the important South Korean market. At the end of 2006, customers served by wholesale distribution numbered around 200,000 worldwide.

OTHER ACTIVITIES

Lens laboratories

Luxottica Group manages one of the largest networks of optical manufacturing labs in North America, with nine central labs and close to 900 lens finishing labs, mainly within LensCrafters stores.

To support the growth in sales of anti-glare lenses, the capacity of the Dallas central lab was expanded in 2006. Both the Dallas and Memphis facilities were reconfigured with advanced production technology to meet growing demand and maintain a constant focus on quality and customer service.

In-store LensCrafters labs allow customers to receive their eyewear with fast turnaround, frequently within one hour. LensCrafters’ labs were also used to handle the increasing order volume of the Pearle Vision stores. This approach will continue to be used in 2007.

Managed Vision Care - EyeMed Vision Care

EyeMed Vision Care is one of the largest managed vision care operators in the United States, serving over 3,000 large and medium corporations, government entities and health insurance providers through a network of over 17,000 locations, including opticians, ophthalmologists, optometrists and Luxottica Group retail stores.

In 2006, it added more than 100 new customers, including the State of New York, and renewed major agreements, including an agreement with the AARP. These were in addition to the contracts originally managed by the former Cole Managed Vision, the managed vision care operations of Cole National.

EyeMed Vision Care is also a recognized leader in terms of quality, choice, value for money and service excellence: all priority concerns for managers shopping for vision care programs, especially for large groups.

There are more than three million clients using EyeMed’s services, which include a vast choice of the Group’s stores and independent providers. During 2006, EyeMed simplified administrative procedures to facilitate contact between clients and stores, while customer care service launched the EyeMed University to ensure advanced training for call center operators.

EyeMed’s brand awareness was supported by advertising campaigns in the mainstream media in the United States, a strategy to be continued in 2007.

MANUFACTURING

The Group’s strong growth in 2006 was supported by robust increase Italian and China’s production.

Having its origins in what has become the global center of eyewear manufacturing, northeast Italy, Luxottica Group has produced prescription frames and sunglasses for over 40 years, controlling every phase of the production process, from raw material procurement to manufacturing of the finished frame. Its manufacturing process is the product of decades of careful honing, along a path of constant research and development. In 2006, this involved rationalization, reorganization and specialization of facilities in order to continue to achieve maximum efficiency and quality across the entire manufacturing base.

In 2006, investments in manufacturing, from materials and machinery, to design and programming, totaled Euro 70 million, reflecting the Group’s policy of building on achievements, rather than merely showcasing them. Luxottica is committed to keeping its manufacturing platform the most efficient, flexible and creative in an industry for which it already sets the benchmarks.

MANUFACTURING PLANTS AND PRODUCTION

Production is concentrated mainly in six plants in Italy, mostly in the northeast. Of these, the Sedico plant, near Belluno, was expanded in 2006 and now covers approximately 30,000 square meters. Given the growth in the business, the Group also decided to expand the Lauriano plant, which specializes in glass and plastic sun lenses, by 11,000 square meters. The Group also has two wholly-owned plants in China. One plant with 26,000 square meters started operations in 2006. The Chinese plants handle the more labor-intensive lines of production, while the Italian facilities concentrate on «Made in Italy» production, which has very high value-added qualities. Consumer demand for such products is strong, driving the Group’s development of premium and luxury products, both directly through its stores and indirectly through its wholesale customers. In 2006, with this increased level of market demand, the Italian plants stepped up the production of luxury brands and premium products in general.

On the materials front, 2006 saw an increase in the production of metal parts to meet demand for metal detailing, even in plastic frames, while production with other materials, including injected plastic and acetate, remained stable.

VERTICAL INTEGRATION

Over the decades, Luxottica Group has vertically integrated every phase of the production process in order to achieve the efficiency goals of each type of product and service it offers. Control of the various phases of production makes it possible to monitor the quality of products and processes, introduce new operating methods and exploit synergies. It also enables production time and costs to be kept under control and optimized. In addition to having efficient plants, the Group utilizes a centralized system for monitoring inventory and orders. Daily analysis of this information, especially from its retail business, provides data to support projections of demand, making it possible to plan production and other necessary tasks in advance. The coordination of supply and demand reduces potential problems in inventory and raw materials sourcing. This is a major competitive advantage.

Coordinating the production of the manufacturing plants with precise monitoring of the market makes Luxottica Group efficient and puts it in the best possible position. The Group is able to effectively meet its wholesale customers’ demands and adapt to changing trends in the market and fashion in terms of both type and quantity of products.

Over the years, Luxottica has brought both retail and wholesale distribution into its vertically integrated system. This enabled it to become a global leader in eyewear and one of the leading manufacturers of premium prescription frames and sunglasses with the most efficient cost control and highest profitability.

In 2006, Luxottica Group continued its commitment to improving the efficiency of its manufacturing platform. It carried forward the process of optimizing production lines along with rationalizing and specializing plants. Injection molding was concentrated at the Pederobba plant, production of metal frames at the Agordo and Rovereto plants, lenses at the Lauriano plant and acetate at the Sedico plant, except for frames in acetate for Persol, which are produced at Lauriano. At the same time, in recognition of the upgraded production process, each plant’s internal organization structure put in place new operating roles, such as controllers, industrial area managers, human resources managers and quality control managers.

2006 also saw the completion of weekly production programming projects at Sedico and Pederobba. A similar project is scheduled for the Agordo plant in 2007. When fully implemented, these projects will significantly reduce production program times. This will result in reduced program lead time and program time and fewer project errors with less stock obsolescence. The Matrix project is a new initiative that will enhance systematic measurement of standard production times. It will be implemented by the end of 2007 and should result in more efficient production time monitoring and analysis and space requirements. It will also help calculate standard costs with greater reliability.

Luxottica’s program of strategic integration will further improve the planning of new collection launches. For example, over time the product department will increase its control over the engineering department’s capacity to make new models for a given season. This will enable greater coordination and effectiveness in the study, selection and launching of new collections, using either internal production or external sourcing.

As a response to its need to improve efficiency as production times continue to shorten, Luxottica Group upgraded the buyer structure both in Italy and at the Group’s wholly-owned Chinese production company, Luxottica Tristar Optical.

In 2006, the Group started acquiring certain suppliers of components (e.g., Bottega S.r.l., a temple production specialist).

Over the year, procurement’s success in generally reducing the costs of lenses, cases and packaging offset rising metal prices, including both noble and base metals.

In order to stabilize finished and semi-finished product prices, the Group conducted an analysis of suppliers. Some were eliminated, and partnerships were formed with others that in turn became more closely involved in the model design and development stages.

A project was launched to integrate the Italian and Chinese procurement structures so that the Group’s Italian and Chinese buyers will collaborate more closely in order to improve their results. Integration also continued in the IT area to further improve the exchange of data between the two countries. This is particularly vital in the engineering and product development areas.

Knapp, a logistics project, was started to introduce a new automated warehouse and shipment system. By the end of 2006, 40% of the inventory was tracked using the new system. The project will be fully implemented in 2007.

QUALITY: A KEY ASSET

Product quality has always been Luxottica’s main focus and has led to the integration of every phase of production. Quality is the critical factor in the premium and luxury segments for both wholesale customers and end consumers. Quality and process control teams regularly inspect semi-finished products during various phases of production: verifying the feasibility of a prototype in the design phase, controlling standards across the spectrum of products during the production phase, and subsequently checking for resistance to wear and tear and reviewing optical properties in relation to type of use. The manufacturing processes and materials used by primary suppliers are also controlled and certified. Thanks to ongoing verification of precision and expertise in all phases of production, the quality of the Group’s end product is always of the highest level. The effectiveness of this quality system is reflected by both the relationship of trust that the Group enjoys with independent optical store operators, both large and small, and the low levels of returns.

In 2006, research and development projects in both manufacturing processes and materials continued and included collaboration with major Italian universities. In the field of materials, the focus was on the problem of degradability (“sfogliature”) of injection molded plastic and how to significantly reduce waste by optimizing molding parameters. Research to achieve higher uniformity in sun lens tinting followed two paths: collaboration with suppliers and the University of Venice in order to develop a special colorable lacquer and the use of advanced high-pressure injection molding.

ANTI-COUNTERFEITING POLICY

Luxottica Group believes that the most effective strategy to counter the widespread phenomenon of counterfeit goods is to attack it at the source. Therefore, Luxottica will concentrate its efforts on identifying the main flows of fraudulent goods and to organize brand protection strategies accordingly.

It has been established that most counterfeit eyewear products come from China. Luxottica Group is therefore concentrating its efforts on constant monitoring of production sites and customs offices in collaboration with investigation agencies and market watchdogs, such as the Administration for Industry and Commerce (AIC), the Chinese agency responsible for business registration. This has led to the seizure of vast quantities of counterfeit eyewear in production facilities and the identification of the major perpetrators that export them to the West. Strict controls are also in place in the main shopping centers in Beijing, where most of the demand from European and American counterfeit dealers is handled.

On a parallel front, Luxottica is implementing a system of customs and market surveillance in strategic areas, using customs control services already established by law (e.g., EC 1838/2003, Customs authority intervention against goods suspected of intellectual property rights infringement). The Group also lobbies government entities for their support.

In cases where Luxottica believes customs control to be inadequate against particularly large flows of counterfeit goods, it has initiated investigation programs to identify the main suppliers and distributors.

In 2006, brand protection activities as a whole led to the seizure and destruction of over a million pairs of counterfeit eyewear compared with 430,000 in 2005. Of that total, 350,000 came from operations involving Chinese producers, and 500,000 from a single, highly successful operation in July 2006, when Greek customs authorities detected large shipments of counterfeit goods from the port of Piraeus and the Athens airport.

HUMAN RESOURCES

Luxottica Group’s workforce, at year-end 2006, numbered 49,325, an increase of 6.3% over the previous year. Approximately 7,027 employees work in Italy.

The substantial change in the number of employees primarily resulted from the increase in production capacity and expansion of the retail business during 2006.

To support Luxottica Group’s development plans, there was a major effort to further strengthen corporate-level processes, systems and instruments for managing and developing human resources during 2006. Such activities included:

•             Adoption of a labor requirement planning system (qualitative and quantitative);

•             Expanding the role that the Group plays in the labor market through partnerships with top universities in countries of major interest to the organization;

•             Widespread application of performance assessment systems, based not only on the capacity to deliver business objectives, but also on personal conduct in daily work;

•             Offering competency development programs at the operative, technical and managerial levels;

•             Adoption of online internal communication systems and the use of surveys to analyze employees’ expectations and continuously improve the fostering of the Group’s values;

•             Further fine-tuning of Luxottica Group’s compensation policies and systems designed to reward management’s success in creating value and retaining and motivating key people within the organization; and,

•             Defining succession plans to ensure managerial continuity and offer ongoing career opportunities to the best talent in the organization.

GIVE THE GIFT OF SIGHT, A LUXOTTICA GROUP FOUNDATION

GIVE THE GIFT OF SIGHT

Give the Gift of Sight, a Luxottica Group charitable foundation, is a family of charitable programs providing free vision care and eyewear to underprivileged individuals in North America and developing countries around the world. Since the program’s inception in 1988, Give the Gift of Sight has helped more than five million people across five continents, including hundreds of communities in North America.

The Group understands the dramatic change that one pair of eyeglasses can make in a person’s life. Around the world, in developing and industrialized countries alike, millions of people suffer from poor vision because they do not have access to eye care or they simply cannot afford it. Poor vision impedes a child’s ability to learn in school and robs an adult of independence, mobility and quality of life. Give the Gift of Sight was founded with the belief that clear vision is a basic right, not a luxury.

Give the Gift of Sight has been woven into Luxottica Group’s culture by harnessing its vision care expertise and empowering associates and optometrists to volunteer their time to offer their expertise to those in need. Each year, Give the Gift of Sight volunteers and optometrists, in partnership with Lions Clubs International members, provide eye exams and hand deliver recycled eyewear to underprivileged individuals in developing countries around the world. These two-week missions, staffed by 25 optometrists and volunteers, are each designed to help nearly 30,000 people. Since 1991, there have been more than 115 optical missions to 28 developing countries providing the gift of sight to more than five million people.

The target of the current Give the Gift of Sight program is to help seven million people by 2008.

North America

Every year, the program offers free eye exams and new eyeglasses to tens of thousands of people in the United States and Canada. Since its beginnings in 1988, Give the Gift of Sight has helped around three million adults and children in North America.

Luxottica Group-affiliated optometrists and volunteers provide in-store help to recipients identified by charity organizations as being in financial and vision need in their stores. Other work is done through community outreach. The Group-affiliated opticians, ophthalmologists and volunteers may assist recipients in nursing homes, shelters, schools or see them in specially-fitted Vision Vans or through other programs. Another type of aid involves distributing vouchers enabling the needy to receive discounts or free eyewear.

International Missions

Eyewear distributed on Give the Gift of Sight international missions are collected in Luxottica Group stores, through Lions Clubs and community organizations. Every pair of glasses is checked, cleaned and repaired by Group employees and entered in an inventory management database, which gives volunteers greater accuracy and efficiency in distribution.

History

Give the Gift of Sight started in 1988 with the belief that “vision is not a luxury, but the right of every human being.” Originally operating as part of LensCrafters, it gradually expanded its reach across North America and internationally. Luxottica Group’s acquisition of LensCrafters in 1995 enabled the program to expand more rapidly by including the other entities of the Group. In 2004, the “Recycle Huts” program by Sunglass Hut, another of the Group’s chains, helped collect sunglasses which were recycled for international missions, especially in regions where direct exposure to sunlight is particularly harmful to the eyes.

The Foundation’s original goal of helping one million people by 2003 was achieved ahead of schedule in 1999, when a mobile facility in Oregon gave a pair of eyeglasses to a six-year-old girl named Jessica. In 2001, in Bolivia, Julia became the two millionth person to receive eye care from Give the Gift of Sight. The three millionth person to receive help was Gabriel, a boy in Guayaquil, Ecuador, in 2003. In 2005, Give the Gift of Sight helped its four millionth recipient, a 14-year-old girl at the Fresh Air Fund Camp in Fishkill, New York. In October 2006, the five millionth recipient, LaVonte, an 11-year-old boy from a Chicago Public School, received eye care during the course of a mission in the city of Chicago. In the same year, a third recycling center in the United States was opened.

Several other important achievements in 2006 were: in Mexico, there have been 35 missions since 1994, reaching 615,291 people; in China there have been two missions since 1999, involving 24,000 people; and in Cambodia, there have been two missions since 2005, benefiting 53,000 people. In 2007, the vision of Gift of Sight is 20/20: to deliver the gift of sight on 20 international missions and in 20 weeks of North American missions.

Integration

Give the Gift of Sight ties together Luxottica Group associates across the globe. Associates from Italy and elsewhere in Europe, Australia, China and North America work together, through recycling efforts and international mission teams, toward a common goal. During this process, associates get to know one another and learn to work together. This is an integrating influence on the different company and country cultures brought into the Group through acquisitions of companies.

Respect for diversity

Meeting people from different parts of the world and visiting different countries provide experiences that training courses do not offer. People learn to recognize and appreciate new languages, foods, customs and unusual situations. They form relationships and learn that diversity may unite rather than divide. These missions, particularly the international ones, require intense teamwork to optimize the use of resources and time and reach as many people as possible.

2006

In 2006, Give the Gift of Sight provided care to 753,207 people worldwide, up 13% from 2005. Over 404,000 people received eye exams or a pair of recycled eyeglasses during the year’s 16 missions: Mexico (six missions), Panama (one), Romania (one), Ecuador (one), China (one), Honduras (two), Paraguay (two), Mali (one, the first in Africa, for 29,000 people) and Cambodia (one). In North America, care was provided to 349,144 people: 72,493 were in stores and with discount vouchers (free or heavily-discounted eyeglasses), 207,883 people were helped in nurseries, schools and health care fairs, 12,702 people were examined in Vision Vans, 19,876 were helped during missions, 36,190 people were assisted on Hometown Days and 998,340 pairs of glasses were recycled.

Looking ahead

The goal of the 2007 program is to help 967,000 people through missions in North America and around the world and to recycle 1,188,000 pairs of prescription and sun glasses.

COMMUNITY I-CARE

Alongside Give the Gift of Sight, Luxottica Group is engaged, through its Asia-Pacific retail structure, in the Community I-Care program, which has been in Australia since 2003 and in New Zealand, beginning in 2007. Community I-Care was established in 1978 by the OPSM Foundation of the former OPSM Group. Its primary aim is to support research into eye-related health issues. This program reflects the Group’s values and commitment to stakeholders in supporting vision-related causes and assisting communities in remote locations by providing free eye exams, prescription eyeglasses and sunglasses in Australia. Community I-Care’s objective is also to offer the Group employees the chance to use their skills to participate in humanitarian causes that reflect Luxottica Group’s values and commitment. In 2006, many of the Group’s partners in the Australian optical industry joined the Community I-Care, which enabled the program to extend its activities.

Vision Vouchers. In 2006, all Australian optical stores were given the chance to take part in Community I-Care through the launch of Vision Vouchers, an initiative enabling store managers to supply free glasses to customers who are unable to afford them.

Eye care programs

Croc Festival. In 2003, the Group started collaborating with Croc Festival, a series of events organized every year by Indigenous Festivals of Australia. Croc Festival events take place in various communities in Australia and bring together young people to learn about health, education, careers, art, entertainment, culture and sports. The objective is to enable young people in remote rural areas to take part in workshops and other activities that will stimulate them to live healthier lives and help them in their schooling choices. As a partner in these events, Community I-Care selects and gives full eye exams to the participating students. Eyeglasses with new frames and prescriptions are distributed free of charge to those who need them.

Salvation Army. Cooperation with the Salvation Army started in mid-2005 with the establishment of a new program developed by Community I-Care and implemented for the first time in Australia. The program’s aim, as expressed in its statement of intent, is to help people in Australia who cannot afford or do not have access to eye care. Thanks to the range of the Salvation Army’s operations, the program has been successful in supplying eye care and glasses to Australians in the most diverse places.

Pika Wiya. Eyecare for Aborigines is one of the Croc Festival’s program’s declared aims. In Port Augusta, this project is carried forward in collaboration with the Southern Australian Aboriginal Health Service. Community I-Care is a partner in this program, guaranteeing care in the form of regular eye exams and supplying eyeglasses. The Group’s optometrists and suppliers participate in five trips per year to support the current program.

Looking ahead

In 2007, Community I-Care will expand in New Zealand by launching a Salvation Army voucher program and distributing Vision Vouchers to all optical store managers. Following the successful cooperation with the Salvation Army in Australia, a similar collaboration effort has been planned with Mission Australia, another major Australian charity, and was launched in March 2007.

The Group plans to provide free eyeglasses to The KIDS Foundation, which supports the families of children who have suffered burns. These vouchers may be distributed to families and their children according to their needs. Aboriginal Health programs are continuing to cooperate with health authorities in other parts of Australia. In addition to collaboration with Give the Gift of Sight in at least three international programs, Community I-Care is working with an eye care group in Myanmar, Burma to locate and assist blind or seriously sight-impaired children. Other opportunities to expand programs beyond where the Group currently operates are under consideration.

CORPORATE BODIES

BOARD OF DIRECTORS

Leonardo Del Vecchio (1)	Chairman
Luigi Francavilla (1)	Deputy Chairman
Andrea Guerra (1)	Chief Executive Officer
Roger Abravanel (2)	Director
Tancredi Bianchi (2)	Director
Mario Cattaneo (2)	Director
Enrico Cavatorta (1)	Director
Roberto Chemello (1)	Director
Claudio Costamagna (2)	Director
Claudio Del Vecchio (1)	Director
Sergio Erede	Director
Sabina Grossi	Director
Gianni Mion (2)	Director
Lucio Rondelli (3)	Director

BOARD OF STATUTORY AUDITORS

Marco Reboa	Chairman
Enrico Cervellera	Auditor
Giorgio Silva	Auditor
Mario Magenes	Alternate Auditor
Francesco Nobili	Alternate Auditor

INDEPENDENT AUDITOR

Deloitte & Touche S.p.A.

HUMAN RESOURCES COMMITTEE

Gianni Mion	Chairman
Roger Abravanel
Claudio Costamagna (4)
Leonardo Del Vecchio (5)
Sabina Grossi
Andrea Guerra (5)

INTERNAL CONTROL COMMITTEE

Lucio Rondelli	Chairman
Tancredi Bianchi
Mario Cattaneo

(1) Executive Director.

(2) Independent Director.

(3) Appointed Lead Independent Director on February 19, 2007.

(4) Appointed on February 19, 2007.

(5) Resigned from the function as member of the Human Resources Committee, effective as from February 19, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS

STATEMENTS OF CONSOLIDATED INCOME
(for years ended December 31)

	2003		2004		2005		2006
(Euro/000)	(1)		(1) (2) (3)		(1) (2) (3)		(1) (2) (3)

Net sales	2,852,194	100.0%	3,179,613	100.0%	4,134,263	100.0%	4,676,156	100.0%

Cost of sales	(903,617)	31.7%	(1,018,633)	32.0%	(1,316,664)	31.8%	(1,426,000)	30.5%
Purchases and inventory variance	(506,335)	17.8%	(552,560)	17.4%	(758,116)	18.3%	(731,577)	15.6%
Manufacturing cost	(134,037)	4.7%	(186,455)	5.9%	(228,448)	5.5%	(288,091)	6.2%
Manufacturing depreciation	(22,320)	0.8%	(22,742)	0.7%	(28,788)	0.7%	(47,127)	1.0%
Manufacturing personnel cost	(240,925)	8.4%	(256,876)	8.1%	(301,313)	7.3%	(359,205)	7.7%

Gross profit	1,948,577	68.3%	2,160,980	68.0%	2,817,598	68.2%	3,250,156	69.5%

Operating expenses	(1,516,790)	53.2%	(1,681,481)	52.9%	(2,236,198)	54.1%	(2,494,169)	53.3%
Selling expenses	(1,015,918)	35.6%	(1,102,400)	34.7%	(1,439,437)	34.8%	(1,544,327)	33.0%
Royalties	(41,537)	1.5%	(51,002)	1.6%	(67,050)	1.6%	(104,579)	2.2%
Advertising expenses	(178,303)	6.3%	(189,580)	6.0%	(267,753)	6.5%	(318,128)	6.8%
General and administrative expenses	(243,717)	8.5%	(293,838)	9.2%	(409,820)	9.9%	(465,830)	10.0%
Goodwill and trademark amortization	(37,316)	1.3%	(44,661)	1.4%	(52,137)	1.3%	(61,306)	1.3%

Income from operations	431,787	15.1%	479,499	15.1%	581,401	14.1%	755,987	16.2%

Other income/(expenses)	(41,994)	1.5%	(34,924)	1.1%	(42,092)	1.0%	(77,810)	1.7%
Financial income	5,922	0.2%	6,662	0.2%	5,650	0.1%	9,804	0.2%
Financial charges	(47,117)	1.7%	(55,378)	1.7%	(66,171)	1.6%	(70,622)	1.5%
Other income and charges	(799)	0,0%	13,792	0.4%	18,429	0.4%	(16,992)	0.4%

Income before taxes	389,793	13.7%	444,575	14.0%	539.309	13.0%	678,177	14.5%

Provision for income taxes	(117,328)	4.1%	(156,852)	4.9%	(199,266)	4.8%	(238,757)	5.1%
Minority interests	(5,122)	0.2%	(8,614)	0.3%	(9,253)	0.2%	(8,715)	0.2%

Net income (continuing operations)	267,343	9.4%	279,109	8.8%	330,790	8.0%	430,705	9.2%

Discontinued operations			7,765	0.2%	11,504	0.3%	(6,419)	0.1%

Net income	267,343	9.4%	286,874	9.0%	342,294	8.3%	424,286	9.1%

According to U.S. GAAP

(1) 2003-2006 figures include results of OPSM Group operations from the acquisition date (August 1, 2003).

(2) 2004-2006 figures include results of Cole National operations from the acquisition date (October 4, 2004).

(3) Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2004, 2005 and 2006.

STATEMENTS OF CHANGE IN NET FINANCIAL POSITION

	2004	2005	2006
(Euro/000)	(1) (3)	(1) (2) (3)	(1) (2) (3)
Cash	299,937	253,246	367,461
Bank overdraft	(516,905)	(286,979)	(275,956)
Current portion of long-term debt	(390,935)	(405,079)	(110,978)
Long-term debt	(862,492)	(1,275,373)	(1,417,931)
Net financial position, beginning of the year	(1,470,395)	(1,714,185)	(1,437,404)

Net income (continuing operations)	279,109	330,790	430,705
Depreciation and amortization	150,140	184,652	220,797
Change in net working capital	22,922	139,312	(34,423)
Provision and other	56,148	(49,051)	(13,805)
Operating cash flow	508,319	605,704	603,274

Capital expenditure	(116,626)	(220,016)	(272,180)
(Investments)/Disposal in intangible assets	(301)	(4,479)	(1,140)
Purchase of business net of cash acquired	(362,978)	(86,966)	(134,114)
Sale of Pearle Europe	—	144,000	—
Sale of Things Remembered	—	—	128,007
Other	198	1,022	15,691
Free cash flow	28,613	439,265	339,538

Dividends	(94,113)	(103,484)	(131,369)
Exercise of stock options	5,993	28,229	24,445
Debt acquired through acquisitions	(275,952)
Effect of exchange adjustments to net financial position	91,669	(87,228)	56,292
Decrease/(Increase) in net financial position	(243,790)	276,781	288,906

Cash	253,246	367,461	339,122
Bank overdraft and notes payable	(286,979)	(275,956)	(168,358)
Current portion of long-term debt	(405,079)	(110,978)	(359,527)
Long-term debt	(1,275,373)	(1,417,931)	(959,735)
Net financial position, end of the year	(1,714,185)	(1,437,404)	(1,148,498)

(1) 2003-2006 figures include results of OPSM Group operations from the acquisition date (August 1, 2003).

(2) 2004-2006 figures include results of Cole National operations from the acquisition date (October 4, 2004).

(3) Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2004, 2005 and 2006.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company’s statements of consolidated income:

Year ended December 31, (Euro/000)	2005		2006
Net sales	4,134,263	100.0%	4,676,156	100.0%
Cost of sales	1,316,664	31.8%	1,426,000	30.5%
Gross profit	2,817,598	68.2%	3,250,156	69.5%
Selling and advertising expenses	1,774,241	42.9%	1,967,034	42.1%
General and administrative expenses	461,957	11.2%	527,135	11.3%
Income from operations	581,401	14.1%	755,987	16.2%
Other income/(net expenses)	(42,092)	1.0%	(77,810)	1.7%
Pre-tax income	539,309	13.0%	678,177	14.5%
Income taxes	199,266	4.8%	238,757	5.1%
Minority interests	9,253	0.2%	8,715	0.2%
Net income (continuing operations)	330,790	8.0%	430,705	9.2%
Discontinued operations	11,504	0.3%	(6,419)	0.1%
Net income	342,294	8.3%	424,286	9.1%

Prior year amounts have been reclassified to include revenues and expenses of the Things Remembered personalized gifts specialty retailer business, which was sold in September 2006, as a single line item under discontinued operations.

Net sales. Net sales increased 13.1% to Euro 4,676.2 million during 2006 as compared to Euro 4,134.3 million in 2005. The increases in the Company’s net sales primarily resulted from the strong performance in both the retail and the manufacturing and wholesale segments, which was partially offset by approximately Euro 34.9 million (equivalent to 0.9%) in negative currency fluctuations between the Euro, which is the Company’s reporting currency, and other currencies in which the Company conducts its business, including the US Dollar and the Australian Dollar. After the effect of currency fluctuations, the manufacturing and wholesale segment had an increase in net sales to third parties of approximately Euro 307.0 million and the retail segment had an increase in net sales of approximately Euro 234.9 million. Currency fluctuations offset the net sales for the manufacturing and wholesale segment by approximately Euro 1.9 million and by approximately Euro 33.0 million for the retail segment.

Net sales in the retail segment increased by 7.6% to Euro 3,294.2 million for 2006 from Euro 3,061.7 million in 2005. Euro 208.1 million of this increase was attributable to the positive performance of the North American retail operations primarily due to: (i) a 7.1% increase in same-store sales, and (ii) the addition of US$ 26.7 million in sales from the approximately 70 new Canadian retail outlets which were acquired in June 2006, which was partially offset by (iii) a negative exchange rate effect of Euro 25.0 million. An additional Euro 20.2 million of the increase was attributable to an increase in net sales in the Asia-Pacific retail business, primarily due to Euro 11.3 million in additional net sales contributed by the newly acquired stores in the People’s Republic of China.

Net sales to third parties in the manufacturing and wholesale segment increased by 28.6% to Euro 1,382.0 million for 2006 as compared to Euro 1,075.0 million in 2005. This increase was mainly attributable to increased sales of our Ray-Ban brand as well as the continued success of sales of branded products of our designer lines, such as Prada and Bvlgari, and the continued development of new branded products such as Dolce & Gabbana (which we began distributing in October 2005). These increases occurred primarily in the European and North American markets, which account for approximately 78.5% of our net sales to third parties in our manufacturing and wholesale segment.

On a geographical basis, combined retail and manufacturing and wholesale operations in the United States and Canada resulted in net sales of Euro 3,076.4 million in 2006, comprising 65.8% of total net sales and an increase of Euro 264.5 million or 9.4% as compared to 2005. Net sales for operations in Asia-Pacific were Euro 498.4 million during 2006 as compared to Euro 461.2 million in 2005, which represented an 8.1% increase in net sales. Net sales for the rest of the world accounted for the remaining Euro 1,101.4 million of net sales during 2006, which represented a 27.9% increase in net sales as compared to 2005. The increase in the rest of the world was primarily attributable to strong performance in almost all major European markets that led to an increase in sales of Euro 190.4 million in 2006 as compared to 2005.

During 2006, net sales in the retail segment accounted for approximately 70.4% of total net sales, as compared to approximately 74.0% of net sales in 2005. This decrease in retail net sales as a percentage of total net sales is attributable to a significant increase in net sales to third parties in our manufacturing and wholesale segment, which grew by 28.6% in 2006.

Cost of sales. Cost of sales increased by 8.3% to Euro 1,426.0 million in 2006, from Euro 1,316.7 million in 2005, primarily attributable to our overall sales growth. As a percentage of net sales, cost of sales decreased to 30.5% from 31.8%. This decrease as a percentage of net sales was primarily attributable to the change in sales mix resulting from increased sales of our Ray-Ban brand and sales of branded products of our designer lines, Prada, Bvlgari and Dolce & Gabbana, which carry a higher gross margin than other lines, increased efficiency in our manufacturing facilities leveraging the fixed cost structure to produce more frames, and increased production to cover the additional demand for our products. In 2006, the average number of frames produced daily in Luxottica’s facilities was approximately 153,000 as compared to 115,000 for the same period of 2005, attributable to increased production in the Tristar facility, as well as improved productivity in our Italian factories.

Gross profit. For the reasons described above, gross profit increased by 15.4% to Euro 3,250.2 million in 2006 from Euro 2,817.6 million in 2005. As a percentage of net sales, gross profit increased to 69.5% in 2006 from 68.2% in 2005, primarily due to the increase in gross profit of the manufacturing and wholesale segment.

Operating expenses. Total operating expenses increased by 11.5% to Euro 2,494.2 million in 2006 from Euro 2,236.2 million in 2005. As a percentage of net sales, operating expenses decreased to 53.3% in 2006 from 54.1% in 2005 primarily attributable to the increase in net sales while maintaining strong cost controls in both our manufacturing and wholesale and our retail segments.

Selling and advertising expenses (including royalty expenses) increased by 10.9% to Euro 1,967.0 million in 2006, from Euro 1,774.2 million in 2005, primarily due to increased net sales. As a percentage of net sales, selling and advertising expenses decreased to 42.1% in 2006 from 42.9% in 2005, primarily attributable to a reduced commissions percentage relative to sales earned by the wholesale sales force and to lower store costs in the North American retail business leveraging the fixed cost store structure by an increase in same store sales. As we integrate the newly acquired stores in both Canada and China, we expect to further realize a reduction in selling expenses as a percentage of sales.

General and administrative expenses, including intangible asset amortization, increased by 14.1% to Euro 527.1 million in 2006 from Euro 462.0 million in 2005. This includes approximately Euro 48.0 million of expense relating to stock options expensed in accordance with SFAS no. 123(R), which the Company adopted on January 1, 2006, as compared to Euro 21.0 million in 2005 (calculated according to APB 25). As a percentage of net sales, general and administrative expenses increased to 11.3% in 2006 from 11.2% in 2005.

Income from operations. For the reasons described above, income from operations for 2006 increased by 30.0% to Euro 756.0 million from Euro 581.4 million in 2005. As a percentage of net sales, income from operations increased to 16.2% in 2006 from 14.1% in 2005.

Operating margin, which is income from operations divided by net sales, in the manufacturing and wholesale segment increased to 26.0% in 2006 from 23.2% in 2005. This increase in operating margin is attributable to lower sales commissions as a percentage of sales and higher gross profit due to a more favorable brand mix, partially offset by higher advertising expenses (including royalty expenses).

Operating margin in the retail segment increased to 13.1% in 2006 from 11.6% in 2005. This increase in operating margin is attributable to lower store costs in the North American retail business, as well as increased net sales in the North American retail business due to the fixed cost store structure.

Other income (expense), net. Other income (expense), net was Euro (77.8) million in 2006 as compared to Euro (42.1) million in 2005. This increase in other income (expense), net is mainly attributable to net realized and unrealized foreign exchange transaction and remeasurement losses in 2006 as compared to gains on similar items in 2005. Net interest expense was Euro 60.8 million in 2006 as compared to Euro 60.5 million in 2005 attributable to an increase in interest rates which offset a decrease in outstanding indebtedness.

Net income from continuing operations. Income before taxes increased by 25.7% to Euro 678.2 million in 2006 from Euro 539.3 million in 2005. As a percentage of net sales, income before taxes increased to 14.5% in 2006 from 13.0% in 2005. Minority interest decreased to Euro 8.7 million in 2006 from Euro 9.3 million in 2005. The Company’s effective tax rate was 35.2% in 2006, as compared to 36.9% in 2005 due to a reduction in taxes in foreign jurisdictions. The most significant portion of the benefit is due to the adoption in Australia of a consolidated tax regime, which resulted in an increase in the tax basis of certain assets. We are currently evaluating the impact of adoption of Financial Accounting Interpretation no. 48 - Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement no. 109, as well as the impact that the adoption may have on our future effective tax rate.

Net income from continuing operations increased by 30.2% to Euro 430.7 million in 2006 from Euro 330.8 million in 2005. Net income from continuing operations as a percentage of net sales increased to 9.2% in 2006 from 8.0% in 2005.

Basic earnings per share from continuing operations for 2006 were Euro 0.95 as compared to Euro 0.73 in 2005. Diluted earnings per share from continuing operations for 2006 were Euro 0.94 as compared to Euro 0.73 in 2005.

Discontinued operations. Discontinued operations resulted in income in 2005 and a loss in 2006 mainly attributable to the seasonal nature of the operations of the Things Remembered discontinued business, which resulted in substantially all operational profits being realized during the fourth quarter. The operations were sold before the fourth quarter of 2006. In addition, the sale resulted in an accrual recorded by the Company for a potential tax liability.

Net income. Net income increased by 24.0% to Euro 424.3 million in 2006 from Euro 342.3 million in 2005. Net income as a percentage of net sales increased to 9.1% in 2006 from 8.3% in 2005.

Basic earnings per share for 2006 were Euro 0.94 as compared to Euro 0.76 in 2005. Diluted earnings per share for 2006 were Euro 0.93 as compared to Euro 0.76 in 2005.

Liquidity and financial resources

The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion.

Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit obtained by the Company and certain of its subsidiaries through local financial institutions. These facilities are usually short-term in nature or contain evergreen clauses with a cancellation notice period. Certain of these subsidiaries’ agreements require a guarantee from Luxottica Group S.p.A. Interest rates on these lines vary based on the country of borrowing, among other factors. The Company uses these short-term lines of credit to satisfy its short-term cash needs.

Group total indebtedness as of December 31, 2006 was Euro 1,487.6 million. Available additional borrowing amounts under credit facilities as of such date were Euro 1,137.1 million.

On September 3, 2003, Luxottica U.S. Holdings Corp. (“US Holdings”) closed a private placement of US$ 300 million of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94% per annum and interest on each of the Series B and Series C Notes accrues at 4.45% per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., the Company’s wholly owned subsidiary. The Notes can be prepaid at US Holdings’ option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. The Notes contain certain financial and operating covenants. As of December 31, 2006, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable.

In connection with the issuance of the Notes, US Holdings entered into three interest rate swap agreements with Deutsche Bank AG (collectively, the “DB Swap”). The three separate agreements’ notional amounts and interest payment dates coincide with those of the Notes. The DB Swap exchanged the fixed rate of the Notes for a floating rate of the six-month Libor rate plus 0.66% for the Series A Notes and the six-month Libor rate plus 0.73% for the Series B and Series C Notes. US Holdings terminated all three agreements comprising the DB Swap in December 2005.

In September 2003, the Company entered into a new credit facility with Banca Intesa S.p.A. of Euro 200 million. The credit facility includes a Euro 150 million term loan, which will require repayment of equal semi-annual installments of principal of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55% (4.27% on December 31, 2006). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. As of December 31, 2006, Euro 25 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55% (4.1% on December 31, 2006). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. As of December 31, 2006, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable. Under this credit facility, Euro 145 million was outstanding as of December 31, 2006.

In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million which will decrease by Euro 30 million every six months starting on March 30, 2007 (“Intesa OPSM Swaps”). These swaps expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above. The Intesa OPSM Swaps exchange the floating rate of Euribor for an average fixed rate of 2.38% per annum.

On June 3, 2004, the Company and US Holdings entered into a new credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and US$ 325 million. The facility consists of three tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006 this agreement was amended to increase the available Tranche C borrowings to Euro 725 million, decrease the interest margin and to define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of US$ 325 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole. Amounts borrowed under Tranche B will mature in March 2011. Tranche C is a revolving credit facility of Euro 725 million-equivalent multi-currency (Euro/US$). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2011. On December 31, 2006, US$ 190 million (Euro 144.0 million) had been drawn from Tranche C by US Holdings and Euro 100 million by Luxottica Group S.p.A. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and US Dollars denominated loans based on the corresponding Libor rate, both plus a margin between 0.20% and 0.40% based on the “Net debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2006 was 3.97% for Tranche A, 5.62% for Tranche B, 5.60% on Tranche C amounts borrowed in U.S. Dollars and 3.96% on Tranche C amounts borrowed in Euro. This credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2006. Under this credit facility, Euro 895.2 million was outstanding as of December 31, 2006.

In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks which will decrease by Euro 45 million every six months starting on June 3, 2007 (“Club Deal Swaps”). These swaps expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.40% per annum.

In August 2004, OPSM re-negotiated its multicurrency (AU$/HK$) loan facility with Westpac Banking Corporation. The credit facility had a maximum available line of AU$ 100 million, which was reduced to AU$ 50 million in September 2005. The above facility expired on August 31, 2006. After negotiations, the credit facility was renewed for AU$ 30 million and expires on August 31, 2007. The interest rate margin has been reduced to 0.275%. For borrowings denominated in Australian Dollars, the interest accrues on the basis of BBR (Bank Bill Rate), and for borrowings denominated in Hong Kong Dollars the rate is based on Hibor (HK Interbank Rate) plus an overall 0.275% margin. At December 31, 2006, the interest rate was 4.39% on the borrowings denominated in Hong Kong Dollars and is payable monthly in arrears. The facility was utilized for an amount of HK$ 125.0 million (AU$ 20.2 million) and there was no drawdown in Australian Dollars. The credit facility contains certain financial and operating covenants. As of December 31, 2006, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable.

In December 2005, the Company entered into a new unsecured credit facility with Banco Popolare di Verona e Novara. The 18-month credit facility consists of a revolving loan that provides borrowing availability of up to Euro 100 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2006, Euro 100 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.25% (3.89% on December 31, 2006). The final maturity of the credit facility is June 1, 2007. The Company can select interest periods of one, three or six months. Under this credit facility, Euro 100 million was outstanding as of December 31, 2006.

RECONCILIATION OF CONSOLIDATED INCOME STATEMENT PREPARED ACCORDing to U.S. GAAP AND IAS / IFRS

Luxottica Group prepared the consolidated financial statements contained in this report in accordance with generally accepted U.S. accounting principles known as U.S. GAAP. Luxottica Group, through the approval of CONSOB (Report no. 27021 of April 7, 2000), decided that preparing its financial and economic statements in accordance with U.S. GAAP, rather than the corresponding International Accounting Standards / International Financial Reporting Standards, IAS / IFRS, was opportune for the following reasons:

•             It maintains continuity and consistency with the financial information reported in previous years, which were prepared under U.S. GAAP, facilitating their comparison;

•             It maintains continuity and consistency in the Group’s consolidated financial statements and those of its U.S. subsidiaries (prepared under U.S. GAAP), which account for over 50% of the Group’s results.

Luxottica Group makes available the consolidated financial statements prepared in accordance with International Accounting Standards / International Financial Reporting Standards (IAS/IFRS), in compliance with EEC regulations (EEC Regulation no. 1606/2002). Beginning with the financial statements for fiscal year 2005, European companies listed on the Stock Exchange must prepare their consolidated financial statements in accordance with IAS/IFRS. In the following table, the differences between the two consolidated financial statements are expanded upon, with reference to the statements of consolidated income for fiscal year 2006.

	U.S. GAAP	IFRS 2	IFRS 3	IAS 19	IAS 38		Other minor	Total	IAS/IFRS
	December	Stock	Business	Employee	Intangibile	IAS 39	and	IAS/IFRS	December
(Euro/000) (1)	31, 2006	Option	combination	benefit	depreciation	Derivates	reclassification	adjustments	31, 2006

Net sales	4,676,156								4,676,156
Cost of sales	(1,426,000)		(2,039)	(982)			3,417	397	(1,425,603)
Gross profits	3,250,156		(2,039)	(982)			3,417	397	3,250,553
Operating expenses:
Selling expenses	(1,544,327)		(332)				608	276	(1,544,051)
Royalties	(104,579)						145	145	(104,434)
Advertising expenses	(318,128)				2,258		815	3,074	(315,054)
General and administrative expenses	(465,830)	1,409		4,687			2,879	8,975	(456,854)
Trademark amortization	(61,306)								(61,306)
Total	(2,494,169)	1,409	(332)	4,687	2,258		4,447	12,469	(2,481,700)
Income from operations	755,987	1,409	(2,371)	3,705	2,258		7,865	12,866	768,853
Other income (expenses):
Interest expenses	(70,622)					(2,443)	(296)	(2,739)	(73,361)
Interest income	9,804						908	908	10,712
Other - net	(16,992)						(1,084)	(1,084)	(18,076)
Other income (expenses), net	(77,810)					(2,443)	(472)	(2,915)	(80,725)
Income before provision for income taxes	678,177	1,409	(2,371)	3,705	2,258	(2,443)	7,393	9,951	688,128
Provision for income taxes	(238,757)	903	972	(1,223)	(1,143)	937	(5,959)	(5,513)	(244,270)
Income before minority interest in income of consolidated subsidiaries	439,420	2,313	(1,399)	2,482	1,115	(1,505)	1,433	4,439	443,858
Minority interest in income of consol. subsid.	(8,715)						195	195	(8,520)
Net income (continuing operations) (2)	430,705	2,313	(1,399)	2,482	1,115	(1,505)	1,628	4,634	435,338
Discontinued operations	(6,419)								(6,419)
Net income	424,286	2,313	(1,399)	2,482	1,115	(1,505)	1,628	4,634	428,919
Earnings per share:
Continuing operations (1)(2)	0.95								0.96
Net income (1)	0.94								0.95
Fully diluted earnings per share:
Continuing operations (1)(2)	0.94								0.95
Net income (1)	0.93								0.94
Weighted av. no. of outstanding shares	452,897,854								452,897,854
Fully diluted average number of shares	456,185,650								456,405,590

(1) Except earnings per share (ADS), which are expressed in Euro.

(2) Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations.

DIVIDEND PROPOSAL AND TAX REGIME

To our stockholders

At the Annual Ordinary Shareholders’ Meeting of Luxottica Group S.p.A. to be held in Milan on May 15, 2007 on first call, the Board of Directors of the Company, taking into consideration the foreseeable growth and profit prospects of the Group, will submit to shareholders a proposal to adopt a resolution for the distribution of a cash dividend in the amount of Euro 0.42 per ordinary share, and therefore per American Depositary Share (each American Depositary Share represents one ordinary share). This proposal compares with a cash dividend, distributed in 2006, of Euro 0.29 per ordinary share/ADS.

If approved, Luxottica Group will pay the dividend to all holders of ordinary shares of record on May 18, 2007, and to all holders of ADSs of record on May 23, 2007. In order to be a ADS holder of record on May 23, 2007 and thus be entitled to such dividend, you must purchase the ADSs on or before May 18, 2007. The ordinary shares listed on the Milan Stock Exchange, and the ADSs listed on the New York Stock Exchange, will be traded ex-dividend on May 21, 2007.

The dividend will be paid on May 24, 2007, in Euro, by Monte Titoli S.p.A., authorized intermediary, to all ordinary shares’ depository banks. For the holders of ADSs, the dividend will be paid to Deutsche Bank Trust Company Americas, as depositary of the ordinary shares and the issuer of the ADSs, through Deutsche Bank S.p.A., as custodian under the Deposit Agreement. Deutsche Bank Trust Company Americas anticipates that dividends will be payable to all the ADSs holders commencing from and after June 1, 2007, upon satisfaction of the documentation requirements referred to below, at the Euro/U.S. Dollar exchange rate in effect on May 24, 2007.

GROSS DIVIDEND PER ORDINARY SHARE (OR AMERICAN DEPOSITARY SHARE) (1) (4)

	Euro(5)		US$(2)

2006	0.420	(6)	n.a.	(3)
2005	0.290		0.365
2004	0.230		0.277
2003	0.210		0.256
2002	0.210		0.242
2001	0.170		0.165
2000	0.140		0.120
1999	0.085		0.081
1998	0.074		0.075
1997	0.063		0.068
1996	0.052		0.059
1995	0.045		0.057
1994	0.041		0.049

(1)  1 ADS = 1 ordinary share.

(2)  Converted by The Bank of New York at the Lira/US$ exchange rate on, respectively, July 8, 1994, July 6, 1995, July 5, 1996, July 7, 1997, July 6, 1998 and at the Euro/US$ exchange rate on July 9, 1999, July 6, 2000, July 12, 2001, July 5, 2002, July 3, 2003, June 24, 2004, June 23, 2005 and by Deutsche Bank on June 22, 2006.

(3)  If approved, the dividend per share will be converted into U.S. Dollars by the Deutsche Bank on June 1, 2007.

(4)  Figures from 1994 to 1999 have been retroactively adjusted to reflect the five-for-one stock split which was effective April 16, 1998, and the two-for-one stock split which was effective June 26, 2000.

(5)  Figures through 1999 have been calculated converting the dividend in Italian Lira by the fixed rate of Lire 1,936.27 = Euro 1.00. Beginning with the 2000 financial statements the dividend is declared in Euro.

(6)  Proposed by the Board of Directors and to be submitted for approval to the Annual Shareholders’ Meeting on May 15, 2007.

Tax regime - Holders of ordinary shares

The gross amount of dividend paid to shareholders of Italian listed companies whose shares are registered in a centralized deposit system managed by Monte Titoli S.p.A, who are individuals and are Italian resident for tax purposes, will be subject to a 12.5% final substitute tax, provided the shareholding is not related to the conduct of a business, and if these persons do not hold a “qualified” shareholding. The 12.5% final substitute tax will not be applied only if they timely declare that they satisfy the relevant requirements (eg. qualified shareholding or a shareholding related to the conduct of a business).

This substitute tax will be levied by the Italian authorized intermediary that participates in the Monte Titoli system and with which the securities are deposited, as well as by non-Italian intermediaries participating in the Monte Titoli system (directly or through a non-Italian deposit system participating in the Monte Titoli system), through a fiscal representative to be appointed in Italy.

Italian resident individuals who timely declare that they hold a qualified shareholding or a shareholding related to the conduct of a business, will receive the gross amounts of dividends paid and include dividends in their world wide taxable income, subject to the ordinary income tax rules. The dividend paid to other subjects different from the above mentioned individuals, who are resident in Italy for tax purposes, including those companies subject to IRES/IRPEF and foreign companies with permanent establishment in Italy to which the shares are effectively connected, investment funds, pension funds, real estate investment funds and subjects excluded from income tax pursuant to Art. 74 of Presidential Decree no. 917/86, are not subject to substitute tax. Dividends paid to entities subject to IRES/IRPEF different from individuals holding a non qualified shareholding not related to the conduct of a business, will be subject to the ordinary income tax rules.

Italian law provides for a 27% final substitute tax rate on dividends paid to Italian residents who are exempt from corporate income tax.

Dividend paid to beneficial owners who are not Italian resident and do not have a permanent establishment in Italy to which the shares are effectively connected, are subject to 27% substitute tax rate. However reduced rates (normally 15%) of substitute tax on dividends apply to non-resident beneficial owners, who are entitled to and promptly comply with procedures for claiming benefits under an applicable income tax treaty entered into by Italy. Under the currently applicable Italy-U.S. Treaty, an Italian substitute tax at a reduced rate of 15% may generally apply to dividends paid by Luxottica Group to a U.S. resident entitled to treaty benefits who promptly complies with the procedures for claiming such benefits, provided the dividends are not effectively connected with a permanent establishment in Italy through which the U.S. resident carries on a business or with a fixed base in Italy through which the U.S. resident performs independent personal services.

The substitute tax regime does not apply if ordinary shares representing a “non-qualified” interest in Luxottica Group are held by a shareholder in a discretionary investment portfolio managed by an authorized professional intermediary, and the shareholder elects to be taxed at a flat rate of 12.5% on the appreciation of the investment portfolio accrued at year-end (which appreciation includes any dividends), pursuant to the so-called discretionary investment portfolio regime - regime del risparmio gestito.

Tax regime - Holders of ADS

Dividends paid to beneficial owners who are not Italian residents and do not have a permanent establishment in Italy to which the shares or ADSs are effectively connected, are generally subject to a 27.0% substitute tax rate. Accordingly, the amount of the dividends paid to Deutsche Bank Trust Company Americas, as depositary of the Ordinary Shares and the issuer of the ADSs, through Deutsche Bank S.p.A, as custodian under the Deposit Agreement, will be subject to such Italian substitute tax. Therefore, the amount of the dividends that the holders of ADS will initially receive will be net of such substitute tax.

All non-Italian resident owners of ADSs will be given the opportunity to submit to Deutsche Bank Trust Company Americas, in accordance with the procedure set forth by it, the documentation attesting their residence for tax purposes in countries which have entered into tax treaties with Italy, pursuant to which reduced tax rates might become directly applicable. Concurrently with the delivery of the Proxy Statement, the Depositary has mailed to all ADS holders a document and necessary forms setting forth the detailed procedure to be used by ADS holders for the purpose of obtaining the direct application of the reduced tax rate under an applicable tax treaty. You can download those documents also here:

Deutsche Bank Trust Company Americas Reclaim Notice and Forms (Link to DTC document)

As soon as the required documentation is delivered by Deutsche Bank Trust Company Americas to Deutsche Bank S.p.A., such bank shall endeavor to effect, repayment of the entire 27.0% withheld or the balance between the 27.0% withheld at the time of payment and the rate actually applicable to the non-Italian resident ADS holder under a tax treaty, as the case maybe. By way of example, Italy and United States (as well as many other countries) are parties to a tax treaty pursuant to which the rate of the tax applicable to dividends paid by an Italian resident company to a U.S. resident entitled to the benefits under the treaty may be reduced to 15.0%. Therefore, U.S. resident ADS holders have the opportunity of being repaid a further 12.0% of the gross dividend, that is the difference between the 27.0% withheld at the time of payment of the dividend and the 15.0% substitute tax provided for by the Italy - U.S. tax treaty.

Please note that in order for ADS holder to take advantage of the accelerated tax refund (Quick Refund), the certification by the respective Tax Authority must be dated before May 24, 2007 (the dividend payment date in Euro) and Deutsche Bank Trust Company Americas or Deutsche Bank S.p.A should receive the certification on or before September 21, 2007.

The Company recommends to all ADS holders who are interested in taking advantage of such an opportunity, to request more detailed information as to the exact procedure to be followed from Deutsche Bank Trust Company Americas (ADR Department, telephone +1 800 876-0959; fax +1 866 888-1120, attn. Gregory Lewis) or directly from the Company’s headquarters in Italy (telephone +39 0437 644527; fax +39 0437 63840).

ADS holders are further advised that, once the amounts withheld are paid to the Italian Tax Authorities, the ADS holders who are entitled to a reduced tax rate may only apply to the Italian Tax Authorities to receive the reimbursement of the excess tax applied to the dividends received from the Company. Such procedure customarily takes years before the reimbursement is actually made. Therefore the above-mentioned procedure, for direct application of the reduced withholding rate was established by Luxottica Group in the best interest of its shareholders.

ANNUAL REPORT ON CORPORATE GOVERNANCE 2006

Set out below is a description of the management and control structure adopted by the companies belonging to the group of Luxottica Group S.p.A. (hereinafter “Luxottica” or the “Company”).

Luxottica adheres to, and, as better described below, is completing certain procedures to comply with, the corporate governance code issued by the Corporate Governance Committee for listed companies promoted by Borsa Italiana S.p.A. (hereinafter, “Borsa Italiana”) as amended in March 2006 (hereinafter, the “Corporate Governance Code”).

This report (the “Report”) is drawn up in compliance with the relevant directions and recommendations of Borsa Italiana and, in particular, with the “Guidelines to prepare the annual report on the Corporate Governance”, issued by Borsa Italiana, and taking also into account the “Guidance to prepare the report on the Corporate Governance” issued by Assonime and Emittente Titoli S.p.A. (“Guida alla compilazione della relazione sulla Corporate Governance”).

I. INTRODUCTION

1.          The group of companies owned by Luxottica (hereinafter the “Luxottica Group” or the “Group”), a world leader in ophthalmic eyewear, is guided by a single business strategy implemented through the subsidiaries based in the different countries in which it operates.

2.          Luxottica Group comprises 130 companies operating in Europe, the Americas, Australia and New Zealand, China, South Africa and the Middle East.

The business of the Group, in terms of sales and personnel, is particularly significant in Europe, North America, Australia and China.

3.          Luxottica is listed on the NYSE and the Electronic Share Market (MTA) organized and managed by Borsa Italiana; thus it must comply with the US and Italian rules applicable to the companies listed on such markets and, in particular, the regulations issued by the SEC and CONSOB.

4.          Luxottica, the parent company, manages and co-ordinates the activities of all companies in the Group, whether directly or indirectly controlled, aiming at delivering overall profits and sustainable results for the Luxottica Group.

5.          Through the following activities, Luxottica guides and coordinates the Group:

•             Preparation of business and sales forecasts;

•             Preparation of budgets and identification of specific targets to be achieved and projects to be implemented;

•             Establishment of specific rules to assure an adequate flow of information for the effective management and control of the Group;

•             Examination and approval of extraordinary or particularly significant transactions;

•             Implementation of certain financial policies (e.g., definition of indebtedness and cash investment criteria);

•             Implementation of central structures to provide professional services and support to all companies of the Group;

•             Adoption of codes of conduct and procedures binding the entire Group;

•             Adoption of common organizational models;

•             Adoption of guidelines on the composition, operation and role of the subsidiaries’ Boards of Directors - including guidelines regarding the delegation of management activities - consistent with those adopted by Luxottica.

Luxottica’s corporate governance framework is applied to the entire Group.

Such governance is implemented in accordance with the mutually compatible recommendations issued by Borsa Italiana, CONSOB, SEC and NYSE and in compliance with the highest corporate governance standards.

The corporate governance of the Group is based on five key principles:

1)         Overall values clearly defined, acknowledged and shared;

2)         Central role of the Board of Directors;

3)         Effectiveness and transparency of management decisions;

4)         Adoption of an adequate internal control system;

5)         Adoption of proper and transparent rules governing related parties transactions, internal dealing, infra-group transactions and treatment of inside information.

With reference to the first key principle above, Luxottica Group’s Code of Ethics commits all those working for Luxottica to ensure that the overall activities of the Group are carried out: in compliance with all relevant laws; in fair competition; with honesty, integrity and correctness; and, in the legitimate interests of shareholders, employees, customers, suppliers, sales and financial partners, as well as in the interest of the communities in which Luxottica operates.

II. BOARD OF DIRECTORS

Role and duties. The Board of Directors has a central role in Luxottica’s corporate governance.

It is duly authorized and responsible for guiding and managing the entire business, maximizing shareholder value and ensuring that the expectations of other stakeholders are met.

To this end, the Board resolves upon all matters aimed to achieve the Group’s corporate purpose, except for those matters which, under the applicable law or the By-laws, are expressly reserved to the Shareholders’ Meeting.

Pursuant to Art. 23 of the By-laws, the Board of Directors is vested with the exclusive right to resolve upon any of the following matters:

1)                  The definition of general development and investment strategies and of the objectives of the Company and of the entire Group;

2)                  The issuance of the provisional financial statements;

3)                  The definition of the financial plans and the approval of the indebtedness transactions exceeding twelve (12) months’ duration;

4)                  The approval of agreements having strategic nature, such as those having significant economic value or in any case involving liabilities for the Company exceeding three (3) years’ duration.

Furthermore, by resolution dated June 14, 2006, Luxottica’s Board of Directors reserved the exclusive and prior competence to resolve upon certain relevant matters, such as, inter alia:

(i)

Acquisition, sale, disposal, contribution of interests, businesses (azienda) or business units (rami di azienda) or real estate having a value in excess of Euro two (2) million or in any case exceeding the provisional financial statements;

(ii)	Obtainment of overdrafts facilities or loans in general, by banking, financial or trade institutions for an amount exceeding Euro ten (10) million for each transaction;

(iii)	Carrying out debt transactions, except intra-group transactions, on bank accounts of the Company c/o banking institutions and post offices, for an amount exceeding Euro ten (10) million;

(iv)

Releasing and granting towards banking and financial institutions, and other third parties real securities on third parties’ debts, and if on its own debts or on debts of companies belonging to Luxottica Group, for amounts exceeding, in the aggregate, for each Institution, Euro fifteen (15) million;

(v)

Releasing and granting towards banking and financial institutions, and other third parties signature guarantees on third parties’ debts, and if on its own debts or on debts of companies belonging to Luxottica Group, for amounts exceeding the limits of the existing overdrafts facilities;

(vi)

Implementing transactions to cover the exchange and rate risks, such as for instance transactions for the purchase and sale of currency futures, currency swaps, interest rate swaps, call and put options, for an amount exceeding Euro fifty (50) million for each transaction.

Pursuant to the resolution passed on February 19, 2007, as from the current year, the Board of Directors assess the adequacy of Luxottica’s general organizational, administrative and accounting structure and of those Luxottica’s subsidiaries having strategic relevance, also according to the conditions further described in Section VIII of this Report.

The Board of Directors grants and revokes managing powers, defining their limits and conditions of exercise. For a more detailed description concerning the managing powers currently granted to Directors, as well as the frequency with which they must report to the Board on the activities carried out exercising such authorities, please refer to the following paragraph “Executive Directors” in this Section II.

The Board, prior to consultation with the Human Resources Committee and the Board of Statutory Auditors, has the exclusive right to determine the fees payable to Directors in charge of special missions as well as, failing a Shareholders’ meeting determination, to decide upon the apportionment of the aggregate fees to be paid to each member of the Board. For a more detailed description concerning the above-mentioned fees, please refer to the paragraph in this Section II titled “Directors’ remuneration”.

The Board of Directors assesses the general management trend, taking into account, in particular, the information of the managing bodies and of the Internal Control Committee, as well as regularly comparing the results achieved with the provisional ones.

In particular, the Board makes its assessments taking into account the information received by the Chief Executive Officer who, on the basis of the directives received by the Board, supervises all business structures and makes proposals to be submitted to the Board on the organizational structure of the Company and of the Group, the general development and investment plans, the financial plans and provisional financial statements, as well as on any other matter he is submitted by the Board.

The Directors refer to the other Directors and to the Board of Statutory Auditors those transactions upon which they have an interest on their own or on behalf of third parties, or transactions affected by the entity exercising the activity of guidance and coordination.

In compliance with the resolution passed on February 19, 2007, as from the current year, the Board of Directors assesses the size, composition and operation of the Board itself and of the committees, also in accordance with the conditions further described in Section VIII of this Report.

During fiscal year 2006, Luxottica’s Board of Directors met ten times. When the Board considered it advisable to analyze in greater detail certain matters on the agenda, certain officers of the Company and of the Luxottica Group were invited to participate in the meetings, only in respect of those matters. At the meetings, the relevant documents and information required to take the Board’s decisions were made properly and timely available to the Directors.

In January 2007, the Company made available the timetable of the corporate events of 2007 fiscal year; for which six meetings of the Company’s Board of Directors are envisaged.

Composition. The current Board of Directors was appointed by the Shareholders’ meeting held on June 14, 2006, after having established that its members would have been 14 members.

The current Board of Directors shall remain in charge for three fiscal years until approval of the financial statements as of December 31, 2008 and, as of December 31, 2006, it comprises the following Directors:

Name	Corporate position
Leonardo Del Vecchio	Chairman and Member of the Human Resources Committee *
Luigi Francavilla	Deputy Chairman
Andrea Guerra	Chief Executive Officer and Member of the Human Resources Committee *
Roger Abravanel	Member of the Human Resources Committee
Tancredi Bianchi	Member of the Internal Control Committee
Mario Cattaneo	Member of the Internal Control Committee
Roberto Chemello
Enrico Cavatorta
Claudio Del Vecchio
Sergio Erede
Claudio Costamagna	Member of the Human Resources Committee **
Sabina Grossi	Member of the Human Resources Committee
Gianni Mion	Chairman of the Human Resources Committee
Lucio Rondelli	Chairman of the Internal Control Committee Lead Independent Director ***

* Resigned from the position as member of the Human Resources Committee, effective as from February 19, 2007.

** Appointed on February 19, 2007.

***Appointed Lead Independent Director on February 19, 2007.

The Chief Executive Officer is also an employee of the Company.

Set out below is a list of the positions held by each of the Directors in other listed companies as well as finance, banking, insurance and/or other significant companies. With respect to the assessments expressed by the Board on the maximum number of offices as Director or Statutory Auditor in other listed companies, in finance, banking, insurance and/or significant companies, compatible with the office as Director in Luxottica Group S.p.A., please refer to Section VIII of this Report.

Leonardo Del Vecchio
Chairman of Beni Stabili S.p.A., sole Director of Delfin S.r.l.

Luigi Francavilla
Chairman of Luxottica S.r.l.

Andrea Guerra
Member of the Board of Directors of Parmalat S.p.A., Banca Nazionale del Lavoro S.p.A., Luxottica US Holdings Corp., LensCrafters Inc., OPSM Group Pty Ltd., President of Sunglass Hut International Inc.

Roger Abravanel
Member of the Board of Directors of Marazzi S.p.A., Valentino Fashion Group S.p.A., Teva group, Banca Nazionale del Lavoro S.p.A. and Coesia S.p.A.

Mario Cattaneo
Member of the Board of Directors of Banca Lombarda S.p.A., Bracco S.p.A., Sella Holding Banca; Chairman of the Board of Directors of CBI Factor S.p.A, Chairman of the Board of Statutory Auditors of Intesa Mediofactoring S.p.A. and Sara Assicurazioni S.p.A., Italiana Assicurazioni S.p.A. and B.P.U. Assicurazioni S.p.A.

Enrico Cavatorta
Member of the Board of Directors of Luxottica S.r.l., Luxottica US Holdings Corp., LensCrafters Inc., Sunglass Hut International Inc. and OPSM Group Pty Ltd.

Roberto Chemello
Chief Executive Officer of Luxottica S.r.l., Member of the Board of Directors of LensCrafters Inc., and Sunglass Hut International Inc.

Claudio Costamagna
Member of the Board of Directors of Value Partners S.p.A. and DEA Capital S.p.A.

Claudio Del Vecchio
Chairman and Chief Executive Officer of Retail Brand Alliance Inc., Chief Executive Officer of Luxottica US Holdings Corp.

Sergio Erede
Member of the Board of Directors of Manifatture Lane Gaetano Marzotto & Figli S.p.A., Interpump Group S.p.A., Manuli Rubber Industries S.p.A., Autogrill S.p.A., Carraro S.p.A., Valentino Fashion Group S.p.A., Gruppo Editoriale L’Espresso S.p.A., Società Italo Britannica L. Manetti - H. Roberts S.p.A., Deputy Chairman of the Board of Directors of Banca Nazionale del Lavoro S.p.A..

Sabina Grossi
Member of the Board of Directors of Medicine Molecular S.p.A. and of Fondazione Oliver Twist ONLUS.

Gianni Mion
Chief Executive Officer of Edizione Holding S.p.A., Member of the Board of Directors of Benetton Group S.p.A., Autogrill S.p.A., Autostrade S.p.A., Olimpia S.p.A. and Telecom Italia S.p.A.

Lucio Rondelli
Chairman of Assiparos GPA S.p.A., Banca Italease, Member of the Board of Directors of Spafid and of Arca S.g.r. S.p.A.

Neither the By-laws, nor the shareholders’ meeting resolutions have authorized, in general or in advance, derogations to the legal non-competition prohibition.

Executive Directors. On June 14, 2006, the Board confirmed Leonardo Del Vecchio as Chairman of the Company, Mr. Luigi Francavilla as Deputy Chairman and Mr. Andrea Guerra as Chief Executive Officer.

The Chairman retains those functions reserved to him pursuant to the law and the Company’s By-laws, and supervises the activity of the Internal Auditing activities.

The Chairman, despite his lack of managing powers, continues to play a significant role because of his commitment to the Company and his involvement in all main strategic decisions.

The Chief Executive Officer, Mr. Andrea Guerra, has full authority to manage the Company, according to the guidelines and within the limits of the strategic plans approved by the Board of Directors, except for those powers reserved to the Board by law, the Company’s By-laws or by resolutions of the Board.

Furthermore, on the basis of the directives received by the Board of Directors, the Chief Executive Officer supervises all business structures. He also draws up the proposals to be submitted to the Board of Directors as to the organizational structure of the Company and of the Group, the general development and investment strategies, the financial strategies and the provisional financial statements, as well as in respect of any other matter submitted to him by the Board. He ensures that the organizational, administrative and accounting functions be appropriate considering the nature and size of the company.

By resolution taken on February 19, 2007, the Board resolved for the Internal Auditing chief to report to the Chairman and the Chief Executive Officer. In this respect, please see Section VIII of this Report.

Directors Messrs. Enrico Cavatorta, Roberto Chemello and Luigi Francavilla were granted with powers of attorney enabling them to execute transactions below certain value thresholds.

Deputy Chairman Mr. Luigi Francavilla and Directors Messrs. Roberto Chemello, Enrico Cavatorta and Claudio Del Vecchio hold positions which involve extensive managing powers in significant industrial and commercial subsidiaries.

Therefore, the Board includes six Executive Directors: Messrs. Leonardo Del Vecchio, Andrea Guerra, Enrico Cavatorta, Luigi Francavilla, Roberto Chemello and Claudio Del Vecchio.

Pursuant to the Company’s By-laws, the empowered Directors report to the Board of Directors and to the Board of Statutory Auditors in due time and at least on a quarterly basis on the general trend of the management and on the exercise of their managing powers, as well as on the most relevant economic, financial and asset transactions carried out by the Company and its subsidiaries.

Non-Executive and Non-Independent Directors. In the light of the statements made, Directors Mr. Sergio Erede and Ms. Sabina Grossi, are considered as Non-Executive and Non-Independent Directors.

Independent Directors. Among its members, the Board includes the following six Independent Directors: Messrs. Roger Abravanel, Tancredi Bianchi, Mario Cattaneo, Claudio Costamagna, Lucio Rondelli and Gianni Mion.

The Board assessed the independence of the above mentioned Directors on the basis of the criteria provided by the Corporate Governance Code in place before March 2006. However, the Board resolved to comply with the new criteria provided under the Corporate Governance Code (i.e. as amended in March 2006), as set out in Section VIII of this Report.

The above mentioned Independent Directors, Messrs. Tancredi Bianchi, Mario Cattaneo, Gianni Mion, Lucio Rondelli, Claudio Costamagna and Roger Abravanel, hold the independence requisites provided under Art. 148, paragraph 3, TUF.

On February 19, 2006, the Board of Directors designated a Lead Independent Director to manage the coordination of the requests and contributions of the Independent Directors. In this respect, please refer to Section VIII of this Report.

Appointment of Directors. The current Board of Directors was appointed by the Shareholders’ meeting held on June 14, 2006, on the basis of the By-laws in force as of that date, which did not provide for a mechanism for list voting.

According to the By-laws currently in force, the Directors must be appointed through a mechanism for list voting under the terms provided by Art. 17 of the Company’s By-laws to which full reference is made.

The Company’s By-laws are available on the Company’s web site www.Luxottica.com.

When appointing the current Board of Directors, the proposing shareholder made in any case available to the other shareholders each candidate’s CV, disclosing their personal and professional qualities, for an informed exercise of the voting right.

The Directors have the professional qualifications and the experience required to perform their duties efficiently and effectively.

Thus, the Board of Directors has not considered it necessary to set up an Appointment Committee, i.e. a committee to propose candidates for appointment as Directors, because the Shareholders have not demonstrated any difficulty in providing qualified proposals for appointment.

Directors’ remuneration. The Directors’ fees are resolved by the Shareholders’ Meeting.

The Board of Directors has the exclusive right to determine the fees payable to Directors performing special roles, with prior consultation with the Human Resources Committee and the Board of Statutory Auditors; furthermore, the Board shall decide on the apportionment of the aggregate fees to be paid to each member of the Board, if such apportionment has not been determined by the Shareholders’ Meeting.

In particular, the Shareholders’ meeting held on June 14, 2006 established a maximum amount of Euro 94,731 as the gross monthly fee to be paid to the Board of Directors until the approval of the financial statements as of December 31, 2006, leaving to the Board the decision upon its apportionment to the members of the Board; the Board, on June 14, 2007 resolved to apportion such gross monthly fee in Euro 6,766.50 to each member of the Board for the period starting on June 15, 2006 until the date of approval of the financial statements as of December 31, 2006.

With reference to the remuneration of the Directors performing special roles, please see the Notes supplementing the financial statements as of December 31, 2006.

The fees due to the Chief Executive Officer comprise a fixed portion and a variable portion, linked to the achievement of results determined in advance.

The Chief Executive Officer was granted options to purchase Company’s shares described in the Notes supplementing the financial statements as of December 31, 2006.

Human Resources Committee. On June 14, 2006, the Board of Directors appointed within its members the new Human Resources Committee, comprising five Directors, the majority of whom are Non-Executive Directors. The Human Resources Committee has verification, advisory and proposal-making functions, including the following:

•             Recommending to the Board the aggregate remuneration payable to the Company’s Directors and determining the remuneration criteria for the top management of the Company and of the entire Group;

•             Reviewing the Luxottica Group employees’ incentive plans and the criteria for the composition of the management bodies of the relevant subsidiaries.

The Committee regularly assesses the remuneration criteria adopted for the top management of the Company and the Group and supervises their application. It further controls the evolution and application in time of the incentive plans approved by the Company and the Group.

On the date of the appointment of the new Human Resources Committee, the following members were appointed thereto: Messrs. Gianni Mion, Chairman, Leonardo Del Vecchio, Ms. Sabina Grossi and Mr. Andrea Guerra. Afterwards, by resolution dated February 19, 2007, the Board of Directors decided to replace the members of the Human Resources Committee with Non-Executive members of the Board, three of whom were Independent Directors. Therefore, at the date hereof, the Committee comprises Messrs. Gianni Mion, Roger Abravanel, Ms. Sabina Grossi and Mr. Claudio Costamagna. In this respect, please see Section VIII of this Report.

The Committee meets any time that the Chairman deems it advisable or another member makes a request in respect thereto.

Furthermore, the said Committee resolves in the absence of Directors directly interested in the relevant resolution.

During fiscal year 2006, the Committee met as described in the table attached to this Report.

On February 19, 2007, the Board of Directors resolved upon specific allocations to provide the Committee with appropriate financial resources to perform its duties. In this respect, please see Section VIII of this Report.

III. THE INTERNAL CONTROL SYSTEM

The internal control system consists of specific procedures which apply to each activity. Such procedures are set forth in manuals updated and circulated within the Group.

In compliance with the provisions of Art. 2381 of the Italian civil code, the Board of Directors determines the guidelines for the internal control system and assesses its adequacy, taking into account the information reported by those bodies vested with authorities to ensure that the organizational, administrative and accounting structure is appropriate to the Group’s nature and size.

To this end, the Board consults the Internal Control Committee as well as the Person in Charge of Internal Control, the Internal Auditing Department and the Supervisory Body set up in accordance with the organizational model provided by Legislative Decree No. 231/2001.

By the resolution taken on 19 February 2007, it was also decided that the person in charge of the Internal Auditing not only refers to the Chairman, but also to the Chief Executive Officer. In this respect, please see Section VIII of this Report.

Supervisory and control duties reserved by law to the Board of Statutory Auditors remain unprejudiced; in accordance with the applicable Italian law, an external auditing company is appointed to audit the Group’s accounts.

On November 6, 2006, after positive opinion given by the Internal Control Committee and the Board of Statutory Auditors, the Company’s Board of Directors approved the Financial Risk Management Policy applicable to all companies within the Luxottica Group.

Said policy establishes the principles and rules for the management and monitoring of financial risks, with particular reference to the transactions made by Luxottica Group to minimize risks deriving from the variations of interest rates and exchange.

The policy clarifies that for covering the “rate risk” the instrument used is the “interest rate swaps”, while for the “exchange risk” derivative instruments such as “forward exchange contracts”, “stop loss orders” and “collar zero costs” are used. The use of derivative instruments is not allowed for speculation purposes.

In addition to the limits established for each single transaction in derivatives, the policy establishes a cap linked to the aggregate Luxottica Group debt exposure.

In November 2006, the Credit Policy applicable to all wholesale companies within the Luxottica Group and to Retail Service was updated.

This policy defines the rules and responsibilities for the management and the collection of credit in order to prevent financial risks, optimize credits’ revolving, control their evolution and reduce losses on such credits. In particular, the above said policy establishes the guidelines required for the following activities:

•             Apportionment and control of the credit lines;

•             Monitoring of the credits trend;

•             Soliciting unpaid/expired credits;

•             Management and control of the initiated legal actions;

•             Management and control of the accounting reserves and losses on credits;

•             Definition and control of the payment conditions applied on the different markets;

•             Control of the security forms.

According to the resolution taken on February 19, 2007, the Board of Directors assesses the adequacy, efficacy and effective operation of the control system; this is carried out also in accordance with the conditions further described in Section VIII of this Report.

Internal Control Committee. On June 14, 2006, the Board of Directors confirmed Messrs. Lucio Rondelli, Chairman, Tancredi Bianchi and Mario Cattaneo as members of the Internal Control Committee.

The Internal Control Committee thus comprises three Independent Directors (Messrs. Tancredi Bianchi, Lucio Rondelli and Mario Cattaneo) appointed by the Board of Directors.

On July 27, 2005, the Board of Directors approved the Rules governing operation of the Internal Control Committee, which - in their first and second part, respectively - set out the duties performed by the Committee permanently, as Internal Control Committee, and provisionally (until June 14, 2006) as Audit Committee.

In compliance with the resolutions passed by the Board of Directors, from July 31, 2005 to June 14, 2006 - the date when the new Board of Statutory Auditors was appointed -, the Committee also acted as Audit Committee - as provided for by the Sarbanes-Oxley Act and the provisions issued by the Securities and Exchange Commission and the New York Stock Exchange; these duties will be performed, following the date of appointment, by the Board of Statutory Auditors appointed by the Shareholders’ Meeting held on June 14, 2006.

In accordance with the provisions of these Rules, the Internal Control Committee has investigative, advisory and proposal-making functions before the Board of Directors.

In particular, it performs the following activities:

•             Assesses (i) the adequacy of the internal control system; (ii) the work program of the Person in Charge of Internal Control; (iii) the proper use of accounting principles, in conjunction with the Company’s administration managers and auditors; and (iv) the findings of the Internal Auditing Department’s activity;

•             Controls compliance with and draws up proposals for the regular updating of the corporate governance rules.

The Committee meets any time that the Chairman deems it advisable or another member makes a request in respect thereto and, generally, before the Board meetings for the approval of the financial statements, the six-month reports and the quarterly reports.

During fiscal year 2006, the Committee met as described in the table attached to this Report.

The Internal Control Committee reports to the Board at least twice a year.

On February 19, 2007, the Board of Directors resolved upon specific allocations for providing the Committee with appropriate financial resources to perform its duties. In this respect, please see Section VIII of this Report.

The Person in Charge of the Internal Control. The Person in Charge of the Internal Control is responsible for ensuring that the Group’s internal control system is appropriate and efficient as well as for suggesting any corrective measures, provided that appropriate means were granted for the performance of his duties.

Such office was granted to the person in charge of Internal Audit of Luxottica Group, who reports to the Chairman and the Chief Executive Officer and reports on the execution of his duties to the Internal Control Committee and the Board of Statutory Auditors.

Organizational, Management and Control Model pursuant to Legislative Decree No. 231/2001. On October 27, 2005, the Board of Directors adopted the Organizational, Management and Control Model set out by Legislative Decree No. 231/2001, which is aimed at preventing the risk of potential misconduct by employees and consultants of the Company, with resulting administrative liability as provided for by Legislative Decree No. 231/2001 (hereinafter the “Model”).

On July 27, 2006, the Board of Directors approved those supplements to the Model aiming at including within the provided offences also the market abuse and the trans-national organized crimes.

This Model was devised by taking into account not only the requirements of the Decree, but also the Guidelines drawn up by Confindustria (the “Italian Manufacturers’ Association”) over time, as well as the best practices built up while the regulations were in effect and the one established in the U.S. experience following the issuance of the Federal Sentencing Guidelines in 1991.

The purpose of the Model is to set up a structured and organized set of procedures and control activities to be performed also and mainly for prevention, that cannot be violated except by fraudulently avoiding compliance with provisions of the Model. To this end, the Model serves the following purposes:

•             To make all those operating in the name and on behalf of Luxottica aware of the need to accurately comply with the Model, the violation of which will result in severe disciplinary measures;

•             To enforce the condemnation by the Company of any behavior inspired by a misunderstood corporate interest which conflicts with laws, regulations, or, more generally, with the principles of fairness and transparency upon which its activity is inspired;

•             To inform about the serious consequences that the Company (and therefore all its employees, managers and top management) may suffer from enforcement of the money penalties and disqualifying sanctions as provided for by the Decree, and the possibility that such measures are also ordered as an interim measure;

•             To enable the Company to exercise constant control and careful supervision of the activities, so as to enable it to react promptly if potential risks arise, and, if needed, to enforce the disciplinary measures set out by the Model.

The Model is available at the Company’s website www.luxottica.com.

On November 6, 2006, the Supervisory Body provided under the Model was supplemented, as a result of the resignation of one of its members. Consequently, as of today, this body comprised the following persons: Internal Auditing Officer (Mr. Mario Pacifico), Chairman, the Human Resources Manager Officer (Mr. Nicola Pelà) and a member of the Board of Statutory Auditors (Mr. Giorgio Silva). The Supervisory Body reports to the Board of Directors, the Internal Control Committee and to the Board of Statutory Auditors twice a year on the performed activity.

To perform its tasks, the Supervisory Body is endowed with a budget which enables it to make all expenditure decisions required to fulfill its duties.

Sarbanes-Oxley Act. The compliance with the Sarbanes-Oxley Act (SOA) requirements, to which Luxottica Group is also obliged as a foreign private issuer listed on the New York Stock Exchange (NYSE), represents a significant motivating force for the Group in its process of constant improvement of its internal control system.

In particular, in complying with the SOA, Luxottica has not only intended to implement a regulation, but to take a real opportunity to effectively improve its administrative-financial governance and the quality of its internal control system, in order to increase the systematic nature of this system, to constantly monitor it and to render such system methodologically more defined and documented.

Luxottica is aware that the efforts made in defining an efficient internal control system, capable of ensuring a complete, accurate and correct financial information, do not represent a single activity, but rather a dynamic process which must be renewed and adapted to the evolution of the business, the socio-economic context and the regulatory framework.

The targets of the control system were defined consistently with the requirements contained in the SOA regulation, which makes a distinction between the following two elements:

•             Controls and procedures to comply with the duty of information related to the consolidated financial statements and Form 20-F (Disclosure controls and procedures-DC&P);

•             Internal control system supervising the drawing up of the financial statements (Internal Control Over Financial Reporting-ICFR).

The disclosure controls and procedures are meant to ensure that the financial information is properly collected and communicated to the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), so that they can make appropriate and prompt decisions on the information to be disclosed to the market.

The internal control system supervising the drawing up of the financial statements aims at ensuring the reliability of the financial reporting, according to the applicable accounting principles.

The internal control system structure was defined consistently with the model provided by the COSO report - i.e. the most frequently used model at the international level to define and assess internal control systems - which provides five items (control environment, risk assessment, control activity, information systems and communications flows, monitoring activities).

With respect to the most relevant companies of the Group (so called Material Control Unit), the control procedures were conceived and their efficacy verified both at the general/cross level (entity level controls) and at the single operational/administrative process level. With respect to the less material companies, which became material when aggregated (so called Material When Aggregated), the assessment was made at the general level of efficacy of the control system.

Among the controls at a cross level, the controls allowing to mitigate the risk of frauds are particularly important. To this end, Luxottica has developed Anti-Fraud Programs & Controls resulting from an in-depth risk assessment which initially mapped the possible ways of committing a fraud and then defined the necessary control procedures to reduce the risk of occurrence and/or allow the identification of such frauds.

In addition to the definition and testing of the internal control system in compliance with the SOA requirements, Luxottica has also identified the actions to be taken to guarantee its optimal functioning going forward.

The entire system must be monitored at two levels: by the operational management presiding over the significant processes and by the Internal Audit which, autonomously and according to an approved intervention plan, must verify the effectiveness of the control procedures and refer to the competent functions and bodies.

Furthermore, also on the basis of an ongoing comparison process with other companies listed on the NYSE, the projected controls system must be optimized and simplified. Since 2007, on the basis of the experience developed internally and of the independent evaluations expressed by the external auditors, a constant monitoring procedure will be implemented to verify that no redundant and/or secondary controls be carried out; which might in-fact render the process heavier without essentially increasing the efficacy of the system.

Board of Statutory Auditors. The Board of Statutory Auditors, appointed by the Shareholders’ Meeting on June 14, 2006, will remain in office for three fiscal years and, in any case, until the Shareholders’ meeting approving the financial statements for fiscal year 2008. It comprises three standing Statutory Auditors (Messrs. Marco Reboa, Giorgio Silva and Enrico Cervellera) and two alternate auditors (Messrs. Mario Magenes and Francesco Nobili).

According to the Company’s By-laws, Statutory Auditors are appointed by list voting (Art. 27, paragraphs from 4 to 18, 21 and 22).

As provided for by the Italian regulations applicable to listed companies, the Board of Statutory Auditors supervises: the observance of law as well as Company By-laws; compliance with proper management principles; appropriateness of the Company’s organizational structure for competence aspects, internal control system and administrative-accounting system, as well as the reliability of this system to correctly represent management facts.

The Board of Statutory Auditors expresses its duly formed opinion at the Shareholders’ Meeting with respect to the appointment of external auditors.

The Board of Statutory Auditors was identified by the Board of Directors, in the meeting of April 28, 2005, as the appropriate body to act as the “Audit Committee”, according to the provisions of the Sarbanes-Oxley Act and SEC and the NYSE regulations (until the appointment of the current Board of Statutory Auditors, such functions were performed by the Internal Control Committee) and it has the following duties:

•             Assesses the proposals made by auditing companies for the engagement as external auditors of the Company and makes to the Shareholders’ meeting a grounded proposal with respect to the appointment or revocation of the auditing company;

•             Supervises the activities of the external auditors appointed to audit the accounts of the Group and to provide related advisory services and additional auditing and certification services;

•             Examines the periodic communications of the auditing company relating to: (a) the accounting critical criteria and practices to be utilized; (b) the alternative accounting methodologies provided by the accounting principles generally accepted, analyzed with the management, the consequences of using such alternative methodologies and the relating information, as well as the methodologies that the auditing company considers preferable; (c) any additional relevant written communication exchanged by the auditing company with the management;

•             Recommends to the Board ways of resolving any disputes between the management and the external auditors in respect of financial reporting;

•             Approves the procedures concerning: (i) receiving, archiving and treating the reports received by the auditing company concerning accounting matters, internal control matters having an accounting nature and matters regarding the audit; (ii) the confidential or anonymous information received by employees concerning dubious accounting and auditing matters;

•             Assesses any requests of making use of the services of the auditing company appointed for the auditing of the financial statements to obtain additional allowed non-audit services, and reports to the Board of Directors in such respect;

•             Approves the procedures drawn up by the Person in Charge of the Internal Auditing for the prior authorization of allowed non-audit services, to be analytically identified, and examines any reports on the performance of the authorized services;

•             Examines any reports of the Chief Executive Officer and the Chief Financial Officer relating to any significant weak aspect in the conception or performance of the internal controls which may reasonably negatively affect the capacity to register, draw up, summarize and disclose financial reporting and the deficiencies found in the internal controls (Section 404 “Internal Controls over financial reporting”);

•             Examines any reports of the Chief Executive Officer and the Chief Financial Officer relating to any fraud involving the management or the relevant officers in the context of the internal control system.

Pursuant to US regulation, the Chairman of the Board of Statutory Auditors, Mr. Marco Reboa, was designed as Financial Expert of the Audit Committee.

To perform the above duties, the Board of Statutory Auditors is endowed with the appropriate skills and resources.

External Auditor. The external auditing services are provided by an external auditing company, registered in the register of certified public accountants, to be appointed by the Shareholders’ Meeting.

The currently appointed auditing company is Deloitte & Touche, whose engagement will end at the approval of the financial statements for fiscal year 2011.

By resolution passed on October 27, 2005, the Board of Directors approved the “Group procedure to engage external auditors”; the purpose of this procedure is to assure the independence of the external auditor, which is a key aspect of the reliability of accounting information, with respect to the companies which granted the engagements.

By-laws adaptations to the regulation in force resolved during fiscal year 2006. On June 15, 2006, the Company adopted the required By-laws amendments, to adapt the By-laws to the provisions introduced by the Savings Law (Law No. 262, dated December 28, 2005).

The main By-laws amendments concerned:

1.          The provision of a mechanism for list voting to appoint Directors;

2.          The definition of the minimum interest required to present a list, in any case not exceeding 2.5% of the share capital.

3.          The conditions to appoint the Chairman of the Board of Statutory Auditors, to be elected among the auditors appointed by the minority shareholders;

4.          The conditions to appoint a manager in charge of drawing up the accounting documents.

Furthermore, also following the entry into force of the Legislative Decree No. 303 dated December 29, 2006, (“Coordinamento con la legge 28 dicembre 2005, n. 262, del testo unico delle leggi in materia bancaria e creditizia (TUB) e del testo unico delle disposizioni in materia di intermediazione finanziaria (TUF)” (1) amending the Savings Law, the Company shall proceed to the additional adaptations required by the regulation currently in force during 2007 and, in any case, within the terms provided therein.

IV. CODES OF CONDUCT AND PROCEDURES

The corporate governance of the Group is founded on the fundamental codes of conduct and other similar procedures aimed at regulating all internal conducts, in accordance with the principles of transparency, fairness and loyalty.

Code of Ethics. The Group’s Code of Ethics identifies the values chart supporting all business activity, and is continuously reviewed and updated to take into account the suggestions deriving in particular from the US regulations.

The Code of Ethics currently in force, which applies throughout the Group, was approved by the Board of Directors on March 4, 2004, and amended by the Board on October 27, 2005, mainly to provide the appointment of the Guarantor of the Code.

On March 27, 2006, the Code of Ethics was further partially amended, in particular by introducing new rules governing proper use of corporate assets by the Group’s employees and the other Addressees of the Code.

The Code of Ethics is available at www.luxottica.com.

Mr. Sergio Scotti Camuzzi, specialist outside the Luxottica Group, has been appointed as the Guarantor of the Code of Ethics, who, given his independence and expertise was deemed to be the most appropriate person to ensure a transparent and impartial assessment of reports and complaints concerning violations to the principles contained in the Code of Ethics. The Guarantor, at least every six months, informs the Board of Statutory Auditors, the Internal Control Committee and the Reporting Supervisory Body of the complaints received and their status.

Procedure for Handling Reports and Complaints Concerning Violations of Principles and Rules Defined and/or Acknowledged by the Luxottica Group. On October 27, 2005, the Board of Directors, after receiving a favorable opinion from the Internal Control Committee, approved a “Procedure for Handling Reports and Complaints Concerning Violations of Principles and Rules Defined and/or Acknowledged by the Luxottica Group”.

This procedure covers complaints, claims and reports concerning cases of alleged fraud, violation of the ethical principles and rules of behavior set out by the Group’s Code of Ethics, and irregularities or negligence in accounting, internal controls procedures and auditing procedures.

Complaints from both employees and persons outside the Group are taken into consideration; the Group undertakes to protect the anonymity of the reporting person and to ensure that any employees reporting violations will not suffer any form of retortion.

The procedure applies to all the Companies in the Group.

Corporate Governance Code. As mentioned in the introduction to this Report, in March 2006, the Corporate Governance Committee for listed companies promoted by Borsa Italiana issued a new version of the Corporate Governance Code, replacing the one drawn up in 1999, as amended in 2002.

These new provisions take into account both the experience built up during the last years by the best practices of the listed companies in Italy and the main foreign markets, and the approval of Law No. 262/2005 (so called Savings Law).

In accordance with the provisions of Art. 124-bis of Legislative Decree No. 58/1998, i.e. the Italian Finance Act (hereinafter, “TUF”), the Company states that it conforms to the principles contained in the Code of Ethics, as well as those of the Corporate Governance Code, the recommendations of which are thoroughly implemented by the Company, with the exception of the express disclosures made in this Report.

The provisions of the Corporate Governance Code are summarized in tables, prepared in compliance with the directions of Borsa Italiana, Assonime and Emittente Titoli, which are attached to this Report.

Rules for Transactions with Related Parties. On March 27, 2006, the Board of Directors approved the new “Guidelines for Transactions with Related Parties,” which superseded the former “Guidelines for Significant Transactions and Those with Related Parties.”

The new document sets out the broader definition of related parties as provided for by the IAS 24 accounting principle, which was introduced into Italian law by CONSOB by virtue of resolution No. 14990 dated April 14, 2005.

The current Guidelines identify two different categories of transactions with related parties, and set out a different procedure for each of them.

Approval by the Board of Directors of Luxottica Group S.p.A. is required for “extraordinary” transactions with related parties made by any company of the Group.

No prior approval by the Board of Directors is required for “ordinary” transactions with related parties, as these fall within the authority granted by the Board to single Directors or individuals appointed by such Directors; therefore, these transactions are periodically presented to the Board of Directors by the Directors having authority.

The Board of Directors, which is called upon to approve the transaction, must be adequately informed about the nature of the relation, how the transaction will be executed, when and upon what economic conditions it will be completed, which assessment procedure was followed, the underlying interest and grounds, and any potential risks for the Group.

The Board may, if appropriate, be assisted by one or more independent and competent experts expressing an opinion on the conditions, lawfulness and technical aspects of the transaction.

The “Guidelines for Transactions with Related Parties” are available on the web site www.luxottica.com.

Finally, (i) pursuant to the provisions of Art. 2391-bis of the Italian Civil Code, the Board of Directors of the company concerned shall (if recourse is made to the capital markets) disclose these transactions in its management report as per Art. 2428 of the Italian Civil Code; (ii) pursuant to the provisions of Art. 71-bis of the Issuers Regulations (Regolamento Emittenti), if any of the companies of the Group makes any transactions with Related Parties “which, because of their purposes, considerations, methods or time of execution, may affect the protection of corporate assets or the completeness and correctness of information, including accounting information,” concerning Luxottica, the latter shall make available to the public an information document drawn up in compliance with the regulations in force.

Procedure Concerning Internal Dealing (former “Code of Conduct”). On March 27, 2006, the Board of Directors - in order to implement the recent regulatory changes concerning internal dealing as provided for by Art. 114, seventh subsection, TUF, and articles 152-sexies and following of the Issuers Regulations (Regolamento Emittenti), which supersedes the regulations provided by the Rules Governing Operation of Markets Organized and Managed by Borsa Italiana as from April 1, 2006 - approved the new Procedure Concerning Internal Dealing, which supersedes the old Code of Conduct.

The new Procedure Concerning Internal Dealing approved by the Board of Directors regulates in detail the behavioral and information obligations relating to dealings in financial instruments performed by so-called “relevant parties”, of which a list is provided.

The “Relevant Parties” shall notify the Company, CONSOB and the public of any transactions involving purchase, sale, subscription or exchange of shares or financial instruments whose aggregate amount is at least equal to Euro 5,000 per year; this amount will be calculated by summing up all transactions involving shares and financial instruments related thereto made on behalf of each relevant party and those made on behalf of any persons who are closely related to these parties.

The Code on Internal Dealing provides for certain black-out periods and a set of sanctions for breach of the relevant obligations.

Procedure for Handling Insider Information. On March 27, 2006, the Board of Directors, in compliance with the provisions contained in Articles 114, 115-bis, of TUF, and Articles 152-bis and following of the Issuers Regulations (Regolamento Emittenti), as well as the directions of the Corporate Governance Code, adopted a new procedure for handling insider information, in order to ensure that this is promptly, completely and adequately disclosed to the public.

In accordance with the provisions of Art. 181, TUF, “insider” information means “any specific piece of information, unknown to the public, directly or indirectly concerning one or more issuers of financial instruments, or one or more financial instruments, which, if made known to the public, could significantly affect the prices of the financial instruments to which this piece of information refers.”

The persons who are required to keep inside documents and insider information confidential are, inter alia: (i) Directors; (ii) Statutory Auditors; (iii) all those in charge of executive activities within Luxottica and the Companies of the Group; (iv) any other employees of Luxottica and the Companies of the Group who become aware of any information and/or take possession of any documentation pertaining to insider information for his function or for professional reasons.

The procedure for handling the information also specifies the identification of the persons in charge with the external relations, expected conduct, operational procedures and the relevant obligations to comply therewith. The characteristics, contents and conditions for updating the Register of the persons having access to insider information are also provided.

Luxottica established this register in order to comply with the provisions of Art. 115-bis, TUF.

In this respect, the data concerning the persons whose names were entered in the Register will be kept for five years since the circumstances which had caused their names to be entered or their information to be updated ceased to exist.

The Procedure for handling privileged information is available on the web site www.luxottica.com.

Engagement of Auditing Companies. US regulations provide that either the Audit Committee or an equivalent body under the specific rules of the relevant country must approve the services rendered by external auditors to the Company and its subsidiaries.

On October 27, 2005, the Board of Directors approved the “Group Procedure for Granting Assignments to External Auditors”; the purpose of this procedure is to protect the external auditor’s independence, which is a key guarantee of the reliability of accounting information with respect to the companies granting assignments.

The Parent Company’s external auditor is the main auditor of the entire Luxottica Group.

The limitations on granting of assignments as contained in this procedure are derived from the regulations in force in Italy and the U.S., in view of the fact that Luxottica shares are listed both on the telematic stock market organized and managed by Borsa Italiana and on the New York Stock Exchange. Any further constraints imposed by any local laws applicable to individual non-Italian subsidiaries are unprejudiced.

As a consequence of the significant amendments of Articles 159 and following, TUF, resulting from the provisions of the Savings Law (Law No. 262 dated December 28, 2005), and subsequent amendments and supplements introduced by

Legislative Decree No. 303 of December 29, 2006, new rules governing, among other things, the granting and revocation of assignments to external auditors, incompatibilities and CONSOB’s supervisory and sanctioning powers, went into effect.

The Company will amend its procedure to take into account these legislative changes in 2007 - also in compliance with the implementing regulations which CONSOB is called upon to adopt.

VI. SHAREHOLDERS’ MEETINGS AND RULES FOR SHAREHOLDERS’ MEETINGS

The Board of Directors determines the venue, date and time of call with the intent to facilitate the shareholders’ participation to the meetings as much as possible.

The Luxottica Directors and Auditors try to be present at the shareholders’ meetings, in particular those Directors who, given their positions, may give a useful contribution to the meetings’ discussion.

A specific section of the web site contains the significant information relating to the shareholders’ meetings held during the last fiscal years and the main resolutions adopted, the relating call notices, as well as the documentation concerning the matters on the agenda.

Rules for shareholders’ meetings - adopted to ensure the regular and functional course of the ordinary and extraordinary shareholders’ meetings of Luxottica Group S.p.A. - are available to shareholders at the Company’s registered office and in the venues where shareholders’ meetings are held; they are also available to the public at www.luxottica.com.

During fiscal year 2006 (on June 15, 2006), a shareholders’ meeting was held with the following agenda:

Extraordinary

1.          Increase of the number of members of the Board from a 12 to 15 maximum and amendment of Art. 17 of the Company By-laws;

2.          Share capital increase up to a maximum amount of Euro 1,200,000 reserved to the 2006 Stock Option Plan for the benefit of the Group’s employees, excluding the right of option granted to shareholders pursuant to Art. 2441, subsection 8 of the Italian Civil Code and Art. 134 of the Legislative Decree No. 58/1998; inherent and consequent resolutions;

3.          By-laws amendments, also for the purpose of the provisions of the Savings Act No. 262/2005, and in particular amendments of Articles 12, 13, 17, 18, 19, 20, 23, 26, 27 and 28.

Ordinary

1.          Luxottica Group S.p.A. financial statements as of December 31, 2005; consolidated financial statements as of December 31, 2005, Directors, Board of Statutory Auditors and External Auditors Reports;

2.          Allocation of the fiscal year net income and distribution of dividends;

3.          Determination of the number of members of the Board of Directors;

4.          Appointment of the Board of Directors, after establishing the remuneration payable to the Board of Directors;

5.          Appointment of the Board of Statutory Auditors and of its Chairman, determination of the relevant remuneration;

6.          Granting of the assignment as external auditor to the Auditing Company pursuant to Articles 155 and ff of Legislative Decree No. 58/1998 for fiscal years 2006-2011;

7.          Approval of the 2006 Stock Option Plan and related rules.

VII. INVESTOR RELATIONS

An investor relations team, reporting directly to the Chief Executive Officer, is dedicated to relations with the national and international financial community, investors and financial analysts, the media and the market.

The relevant documents concerning corporate governance can be found at www.luxottica.com, and may also be requested via e-mail.

Information concerning periodical reports and any significant events/transactions is promptly circulated to the public as well as being published on Luxottica’s website.

VIII. SUMMARY OF THE MAJOR CORPORATE EVENTS WHICH OCCURRED AFTER THE CLOSING OF FISCAL YEAR 2006

In compliance with the recommendations of the Guidelines on Corporate Governance, please find below a summary of the major changes which occurred from the closing of fiscal year 2006 to the date of presentation of this Report.

In compliance with the new version of the Corporate Governance Code, drawn up by Borsa Italiana in March 2006, at the meetings held on February 19, 2007 and March 5, 2007, following deep analysis of the Company’s corporate governance framework and of the Group’s structure, as well as of the assessment of the Company’s organizational, administrative and accounting structure adequacy, the Company’s Board of Directors resolved:

(a)     Pursuant to the application criteria no. 1.C.1. a) and 1.C.1. b) of the Corporate Governance Code, to approve a report concerning the Luxottica Group corporate, organizational and accounting structure, identifying the subsidiaries with strategic relevance; the Board further established that the above mentioned report must be drawn up and approved every year, in order to allow the Board to assess the general Company’s organizational, administrative and accounting structure adequacy according to the terms and the parameters above mentioned, in compliance with the provisions of the Corporate Governance Code;

(b)    To establish that the person in charge of the Internal Audit reports not only to the Chairman but also to the Chief Executive Officer;

(c)     In compliance with the Application Criterion 1.C.1. g), to approve the specific assessment questionnaire adopted for the purpose of assessing the Board and Committees size, composition and functioning, as well as the application outcomes of the above questionnaire; the Board has further established that the above questionnaire must be drawn up and approved every year, in order to allow the Board to assess the Board and Committees size, composition and functioning, in compliance with the provisions of the Corporate Governance Code;

(d)    In compliance with the Application Criterion 1.C.3., to approve, as expression of the Board’s orientation the maximum number of offices as Director or Statutory Auditor in other listed companies, in finance, banking, insurance and/or significant companies, compatible with the office as Director in Luxottica Group S.p.A., as set out in the following table:

Maximum number of offices as Director or Statutory Auditor in other companies

Listed companies, finance, banking, insurance and/or significant companies
Executive	3 + Luxottica
Non-Executive	9 + Luxottica

It is further established that, for the purpose of said offices accumulation: (i) only the offices as Director or Statutory Auditor possibly performed in other companies listed in regulated markets (also foreign ones), in finance, banking, insurance companies or significant companies shall be considered; these latter are meant as those companies having an aggregate value of business or a turnover exceeding Euro 1,000 million (hereinafter, the “Relevant Companies”), (ii) the offices performed in more Relevant Companies within the same Group, including Luxottica Group, must be regarded as a sole office, prevailing the one implying the greatest professional engagement (i.e. the executive one);

(e)     In compliance with the Application Criterion 2.C.3., to appoint Mr. Lucio Rondelli as Lead Independent Director;

(f)       To adhere to the criteria for the assessment of Directors’ independency provided under the Corporate Governance Code, to which it shall comply, with respect to the Application Criterion 3.C.1. at next Board of Directors renewal;

(g)    To assess the current Non-Executive Directors’ independence on the basis of the corporate governance code formerly in force and, therefore, to consider independent the Directors Messrs. Roger Abravanel, Tancredi Bianchi, Mario Cattaneo, Claudio Costamagna, Lucio Rondelli and Gianni Mion;

(h)    In compliance with the Application Criterion 5.C.1.e), to allot specific funds that shall be made available to the Internal Control Committee and the Human Resources Committee, as well as to the Board of Statutory Auditors in its quality of Audit Committee and to the Supervisory Body, for the purpose of providing them with appropriate financial resources to perform their respective tasks;

(i)        Not to consider necessary the setting up of the Appointments Committee, since the Company’s By-laws already provide that the minority shareholders are entitled to appoint one Director and, furthermore, also in light of the peculiar shareholdings structure;

(l)        To appoint the new members of the Human Resources Committee among the Non-Executive members of the Board. As of today, therefore, the Committee comprises Messrs. Gianni Mion, Roger Abravanel, Ms. Sabina Grossi and Mr. Claudio Costamagna;

(m) To appoint as Chief Executive Officer Mr. Andrea Guerra, Executive Director in charge of supervising the operation of the Internal Control system, with tasks and functions set out in the Corporate Governance Code;

(n)    In compliance with the Application Criterion 8.C.1.c), to approve the assessment on the adequacy, efficacy and effectiveness of the internal control system, as it results from the report under letter a) above and from the Internal Control Committee Report; as specified under letter a) above, the Board further established that the above report be drawn up and approved every year, in order to allow the Board, inter alia, to carry out the above mentioned assessment on the internal control system.

With reference to letter g) above, it is hereby underlined that on February 19, 2007, the Board established that the compliance with the principles set forth by the Corporate Governance Code as per the Application Criterion 3.C.1., particularly with reference to the one relating to the term of the mission, runs from the renewal of next Board of Directors, as provided when approving the financial statements as of December 31, 2008; therefore, the independence assessment of the Non-Executive Directors currently composing the Board was made on the basis of the corporate governance code formerly in force, and it allows considering as independent Messrs. Roger Abravanel, Mario Cattaneo, Claudio Costamagna, Gianni Mion, Tancredi Bianchi and Lucio Rondelli, although the two latter have been members of the Board for more than nine years.

With reference to letter c) above, from the auto-assessment questionnaires has appeared an overall frame of adequacy as to the composition and functioning both of the Board of Directors and the Internal Control Committee, and of the Human Resources Committee.

In compliance with the provisions of the new Corporate Governance Code, the Board of Statutory Auditors on March 2, 2007 made the Directors’ independence assessment on the basis of the criteria established during the above mentioned board meeting held on February 19, 2007. Furthermore, at its meeting of March 2, 2007, the Board of Statutory Auditors also proceeded to verify if all conditions were met in respect of each Statutory Auditor on the basis of the criteria established by the new Corporate Governance Code (Articles 10.C.2 and 3.C.1).

March 5, 2007

STOCK OPTIONS PLANS AND SHARE BUY-BACK PLANS

STOCK OPTIONS PLANS

At the Extraordinary Shareholders’ Meeting on March 10, 1998, shareholders approved the adoption of a Stock Options Plan under which the capital of the Luxottica Group may be increased one or more times, up to a maximum amount of Lire 1,225,000,000, through the issue of 12,250,000 ordinary shares to be reserved for grants to officers and key employees of the Group. The conversion of Luxottica Group’s authorized and issued share capital into Euro, approved on June 26, 2001, resulted in a decrease in the number of ordinary shares available for the aforementioned Stock Options Plan.

In consideration of the reduction of the number of ordinary shares available for the Stock Options Plan, and the growing size of Luxottica Group resulting in a larger number of potential employee beneficiaries of stock options, on September 20, 2001, the Extraordinary Shareholders’ Meeting approved a Stock Options Plan under which the capital of the Luxottica Group could be increased one or more times, up to a maximum amount of Euro 660,000, through the issuance of new ordinary shares reserved for grants to officers and key employees of the Group.

On September 14, 2004, Luxottica Group announced that its majority shareholder, Leonardo Del Vecchio, allocated approximately 9.6 million shares, representing approximately 2.11% of the capital of Luxottica Group, held by him through the holding company La Leonardo Finanziaria S.r.l., to a stock options plan for the Group’s top management. Options issued through this plan will become exercisable upon the accomplishment of certain financial objectives. Consequently, the cost of these shares, calculated based on the market value, will not be recorded in the balance sheet until such a time as the number of exercisable options is known. On June 14, 2006 the Extraordinary Shareholders’ Meeting approved a capital increase up to a maximum of Euro 1,200,000 reserved to the Stock Options Plan 2006 granted to the Group employees. This plan, and the related procedures, was approved by the same Extraordinary Shareholders’ Meeting.

SHARE BUY-BACK PLANS

On September 25, 2002, upon the authorization of Luxottica Group S.p.A. Luxottica U.S. Holdings Corp., a U.S. subsidiary of Luxottica Group, approved the purchase of up to 11,500,000 Luxottica Group’s ADS, representing an equal number of ordinary shares, equivalent to 2.5% of Luxottica Group’s authorized and issued share capital. This plan required that the purchase be carried out on the New York Stock Exchange within 18 months of its approval.

On March 20, 2003, Luxottica U.S. Holdings Corp. approved the purchase of up to 10,000,000 Luxottica Group ADS, representing an equal number of ordinary shares, and equivalent to 2.2% of Luxottica Group’s authorized and issued share capital, to be purchased on the New York Stock Exchange within 18 months of its approval. As of its expiration date, Luxottica U.S. Holdings Corp. had acquired 6,434,786 Luxottica Group ADS, representing approximately 1.4% of the capital of Luxottica Group. These ADS have been transferred by Luxottica U.S. Holdings Corp. to its subsidiary Arnette Optics Illusions Inc. and on the first quarter of 2006 they have been converted in Luxottica Group ordinary shares in accordance with applicable law.

LUXOTTICA GROUP SHARE CAPITAL INFORMATION

Luxottica Group S.p.A. listed on the NYSE on January 23, 1990. At the time of the Initial Public Offering 10,350,000 ordinary shares were sold, equivalent to 5,175,000 American Depositary Shares (each ADS equals two ordinary shares). The issue price was US$ 19 per ADS.

In June 1992 Luxottica Group’s Board of Directors approved a change in the conversion ratio of the ADS from 1:2 to 1:1. The change in the conversion ratio, effective from July 10, 1992, did not affect the number of ordinary shares outstanding, which remained 45,050,000.

At Luxottica Group’s Extraordinary Shareholders’ Meeting on March 10, 1998, the Board of Directors approved a five-for-one split of the Group’s ordinary shares. This stock split increased the number of outstanding ordinary shares from 45,050,000 to 225,250,000, and reduced the par value from Lire 1,000 to Lire 200. This stock split, effective from April 16, 1998, had no effect on the Group’s authorized share capital, which remained Lire 45,050,000,000. Each ADS continued to equal one ordinary share.

At Luxottica Group’s Extraordinary Shareholders’ Meeting on May 3, 2000, shareholders approved a two-for-one stock spilt. This stock split increased the number of outstanding ordinary shares, from 231,375,000 to 462,750,000, and reduced the par value from Lire 200 to Lire 100. This stock split, effective from June 26, 2000, had no effect on the Group’s authorized share capital, which remained Lire 46,275,000,000. Each ADS continued to equal one ordinary share.

After ten years, Luxottica Group listed on the MTA on December 4, 2000. At the time of the Offering 10,385,000 ordinary shares were sold at Euro 16.83 per share.

Luxottica Group’s ordinary shares and ADS are traded on both exchanges under the symbol LUX.

At Luxottica Group’s Extraordinary Shareholders’ Meeting on June 26, 2001, shareholders approved the conversion of Luxottica Group’s authorized and issued share capital into Euro. As a result of the conversion, the per share par value of Luxottica Group’s ordinary shares became Euro 0.06, from Lire 100.

On December 31, 2006 Luxottica Group’s authorized share capital was Euro 27,612,974.88, equivalent to 460,216,248 ordinary shares.

LISTINGS: 17 YEARS ON THE NYSE AND SIX YEARS ON THE MTA

NYSE ADS (Quarterly - In US$ (1))
	2006			2005			2004			2003			2002
	Low	High	Close	Low	High	Close	Low	High	Close	Low	High	Close	Low	High	Close
First	24.90	29.05	27.49	20.06	21.99	20.40	15.18	17.85	15.82	10.23	14.05	10.95	15.90	19.82	19.38
Second	24.36	30.54	27.13	19.69	21.32	20.59	15.18	16.90	16.90	10.69	14.11	13.90	17.85	20.85	19.00
Third	25.32	29.47	29.43	20.61	25.35	24.91	16.30	17.85	17.85	13.73	15.48	14.29	11.82	18.70	12.88
Fourth	29.31	31.39	30.85	23.75	25.83	25.31	17.99	20.39	20.39	14.40	18.15	17.40	12.00	15.51	13.65
Year	24.36	31.39		19.69	25.83		15.18	20.39		10.23	18.15		11.82	20.85

	2001			2000			1999			1998			1997
	Low	High	Close	Low	High	Close	Low	High	Close	Low	High	Close	Low	High	Close
First	13.13	16.09	15.17	7.97	12.34	12.25	5.00	6.66	6.44	6.28	9.41	9.37	5.13	6.64	5.31
Second	13.25	16.00	16.00	11.19	12.97	12.19	6.19	8.63	7.78	7.75	9.49	7.75	5.30	6.99	6.78
Third	12.15	17.99	13.99	12.38	17.00	16.13	7.00	9.53	9.53	4.97	8.66	5.19	5.63	6.98	5.69
Fourth	13.45	17.21	16.48	13.00	16.44	13.75	7.81	10.31	8.78	3.88	6.00	6.00	5.68	6.51	6.25
Year	12.15	17.99		7.97	17.00		5.00	10.31		3.88	9.49		5.13	6.99

	1996			1995			1994			1993			1992
	Low	High	Close	Low	High	Close	Low	High	Close	Low	High	Close	Low	High	Close
First	5.63	7.83	7.81	3.13	3.96	3.60	2.79	3.38	3.04	2.49	2.49	2.49	2.74	3.23	2.90
Second	6.91	8.10	7.34	3.43	3.83	3.71	2.98	3.50	3.41	2.56	2.56	2.56	2.63	3.28	2.71
Third	6.51	7.64	7.28	3.70	4.92	4.89	3.28	3.58	3.39	2.38	2.38	2.38	2.66	3.11	2.95
Fourth	5.21	7.23	5.21	4.54	5.95	5.85	3.23	3.65	3.41	2.95	2.95	2.95	2.25	2.93	2.51
Year	5.21	8.10		3.13	5.95		2.79	3.65		2.95	2.95		2.25	3.28

	1991			1990
	Low	High	Close	Low	High	Close
First	0.99	1.41	1.38	0.95	1.06	0.98
Second	1.39	1.71	1.51	0.96	1.38	1.32
Third	1.51	2.28	2.26	0.99	1.46	1.01
Fourth	2.25	2.75	2.75	0.79	1.11	1.02
Year	0.99	2.75		0.79	1.46

Seventeen-year high: US$ 31.39 on December 11, 2006.

Seventeen-year low: US$ 0.79 on November 7, 1990.

(1) These figures have been retroactively adjusted to reflect the five-for-one stock split which was effective April 16, 1998, and the two-for-one stock split which was effective June 26, 2000.

MTA ORDINARY SHARE (QUARTERLY - IN EURO)

	2006			2005			2004			2003			2002			2001
	Low	High	Close	Low	High	Close	Low	High	Close	Low	High	Close	Low	High	Close	Low	High	Close
First	20.37	24.12	22.74	15.11	17.02	15.83	12.42	14.08	12.80	9.25	13.48	9.81	18.34	22.95	22.43	7.20	14.37	16.80
Second	19.30	24.19	21.22	15.31	17.55	17.13	12.82	13.99	13.70	9.85	12.37	11.92	18.54	22.88	19.69	15.04	19.11	19.11
Third	20.15	23.25	23.23	17.21	21.00	20.69	13.31	14.54	14.42	11.67	13.96	12.23	11.75	19.05	13.22	13.41	20.62	15.74
Fourth	22.53	24.46	23.28	19.62	21.94	21.43	14.31	15.51	14.99	12.35	14.82	13.70	12.00	15.52	12.58	14.88	19.59	18.43
Year	19.30	24.46		15.11	21.94		12.42	15.51		9.25	14.82		11.75	22.95		13.41	20.62

Six-year high: Euro 24.46 on November 8, 2006.

Six-year low: Euro 9.25 on March 12, 2003.

AVERAGE EURO/US$ EXCHANGE RATE: 1995-2006

	1995 (1)	1996 (1)	1997 (1)	1998 (1)	1999	2000	2001	2002	2003	2004	2005	2006

First quarter	1.1793	1.2307	1.1823	1.0802	1.1207	0.9859	0.9230	0.8766	1.0731	1.2497	1.3113	1.2023
Second quarter	1.1613	1.2443	1.1457	1.0944	1.0567	0.9326	0.8721	0.9198	1.1372	1.2046	1.2594	1.2579
Six-month	1.1711	1.2376	1.1634	1.0873	1.0873	0.9591	0.8990	0.8980	1.1049	1.2273	1.2847	1.2292
Third quarter	1.2081	1.2727	1.0991	1.1130	1.0483	0.9041	0.8895	0.9838	1.1248	1.2220	1.2197	1.2743
Nine-month	1.1816	1.2493	1.1405	1.0961	1.0737	0.9400	0.8956	0.9277	1.1117	1.2255	1.2627	1.2444
Fourth quarter	1.2160	1.2721	1.1255	1.1765	1.0370	0.8676	0.8959	0.9982	1.1882	1.2968	1.1886	1.2889
Full year	1.1887	1.2549	1.1367	1.1152	1.0642	0.9209	0.8957	0.9450	1.1307	1.2435	1.2444	1.2553

(1) Through 1998 the Euro/US$ exchange rate has been calculated through the Lira/US$ exchange rate, converted by the fixed rate Lire 1,936.27 = Euro 1.00.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[Letterhead Of Deloitte & Touche S.p.A.]

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
LUXOTTICA GROUP S.p.A.

We have audited the accompanying consolidated financial statements of Luxottica Group S.p.A. and subsidiaries (hereinafter, the “Group”), which comprise the consolidated balance sheets as of December 31, 2005 and 2006, and the related consolidated statements of income, statement of changes in equity, and cash flow statements for each of the three years ended December 31, 2006, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2005 and 2006, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2006, in accordance with accounting principles generally accepted in the United States of America.

Our audit also comprehended the translation of Euro amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte & Touche S.p.A.

Milan, Italy
April 27, 2007

STATEMENTS OF CONSOLIDATED INCOME FOR THE YEARS ENDED DECEMBER 2004, 2005 AND 2006 (*)

	2004	2005	2006	2006
		(Euro/000)		(US $/000) (1)
NET SALES	3,179,613	4,134,263	4,676,156	6,171,123

COST OF SALES	(1,018,633)	(1,316,664)	(1,426,000)	(1,881,892)

GROSS PROFIT	2,160,980	2,817,598	3,250,156	4,289,230

OPERATING EXPENSES
Selling and advertising	(1,342,982)	(1,774,241)	(1,967,034)	(2,595,895)
General and administrative	(338,499)	(461,957)	(527,135)	(695,660)
Total operating expenses	(1,681,481)	(2,236,198)	(2,494,169)	(3,291,555)

INCOME FROM OPERATIONS	479,499	581,401	755,987	997,676

OTHER INCOME (EXPENSE)
Interest income	6,662	5,650	9,804	12,938
Interest expense	(55,378)	(66,171)	(70,622)	(93,200)
Other, net	13,792	18,429	(16,992)	(22,424)
Other income (expense), net	(34,924)	(42,092)	(77,810)	(102,686)

INCOME BEFORE PROVISION FOR INCOME TAXES	444,575	539,309	678,177	894,990

PROVISION FOR INCOME TAXES	(156,852)	(199,266)	(238,757)	(315,088)

INCOME BEFORE MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	287,723	340,043	439,420	579,902

Minority interests in income of consolidated subsidiaries	(8,614)	(9,253)	(8,715)	(11,501)

NET INCOME FROM CONTINUING OPERATIONS	279,109	330,790	430,705	568,401
NET INCOME DISCONTINUED OPERATIONS	7,765	11,504	(6,419)	(8,471)

NET INCOME	286,874	342,294	424,286	559,930

EARNINGS PER SHARE: BASIC
Continuing operations	Euro 0.62	Euro 0.73	Euro 0.95	US$ 1.25
Discontinued operations	Euro 0.02	Euro 0.03	Euro (0.01)	US$ (0.01)
Net income	Euro 0.64	Euro 0.76	Euro 0.94	US$ 1.24

EARNINGS PER SHARE: DILUTED
Continuing operations	Euro 0.62	Euro 0.73	Euro 0.94	US$ 1.24
Discontinued operations	Euro 0.02	Euro 0.03	Euro (0.01)	US$ (0.01)
Net income	Euro 0.64	Euro 0.76	Euro 0.93	US$ 1.23

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands)
Basic	448,275	450,179	452,898
Diluted	450,361	453,303	456,186

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

See notes to Consolidated Financial Statements.

(*) In accordance with U.S. GAAP.

CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2005 AND 2006 (*)

ASSETS

	2005	2006	2006
		(Euro/000)	(US$/000) (1)
CURRENT ASSETS
Cash and cash equivalents	367,461	339,122	447,539
Accounts receivable, net (less allowance for doubtful accounts, Euro 27.6 million in 2005 and Euro 22.7 million in 2006, US$ 30.0 million in 2006)	461,353	533,772	704,419
Sales and income taxes receivable	45,823	24,924	32,892
Inventories, net	370,289	400,895	529,061
Prepaid expenses and other	87,581	98,156	129,536
Deferred tax assets, net	89,781	87,947	116,064
Assets of discontinued operations	182,296	—	—
Total current assets	1,604,584	1,484,816	1,959,512

PROPERTY, PLANT AND EQUIPMENT, net	705,166	787,201	1,038,869

OTHER ASSETS
Goodwill	1,646,673	1,694,614	2,236,382
Intangible assets, net	955,796	830,362	1,095,829
Investments	15,832	23,531	31,054
Other assets	45,471	94,501	124,713
Total other assets	2,663,772	2,643,008	3,487,978

TOTAL ASSETS	4,973,522	4,915,025	6,486,359

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

See notes to Consolidated Financial Statements.

(*) In accordance with U.S. GAAP.

LIABILITIES AND SHAREHOLDERS’ EQUITY

	2005	2006	2006
	(Euro/000)		(US$/000)(1)
CURRENT LIABILITIES
Bank overdrafts	275,956	168,358	222,182
Current portion of long-term debt	110,978	359,527	474,468
Accounts payable	281,348	349,598	461,364
Accrued expenses:
• Payroll and related	133,576	145,005	191,363
• Customers’ right of return	7,799	17,881	23,598
• Other	245,590	229,713	303,152
Income taxes payable	133,382	155,195	204,811
Liabilities of discontinued operations	47,092	—	—
Total current liabilities	1,235,721	1,425,277	1,880,938

LONG-TERM DEBT	1,417,931	959,735	1,266,562

LIABILITY FOR TERMINATION INDEMNITIES	56,600	60,635	80,020

DEFERRED TAX LIABILITIES, NET	116,639	41,270	54,464

OTHER LONG-TERM LIABILITIES	179,120	181,888	240,038

COMMITMENTS AND CONTINGENCIES

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	13,478	30,371	40,081

SHAREHOLDERS’ EQUITY
Capital stock par value Euro 0.06 - 457,975,723 and 460,216,248 ordinary shares authorized and issued at December 31, 2005 and 2006, respectively; 451,540,937 and 453,781,462 shares outstanding at December 31, 2005 and 2006, respectively	27,479	27,613	36,440
Additional paid-in capital	150,179	203,016	267,920
Retained earnings	2,050,883	2,343,800	3,093,113
Unearned stock-based compensation	(48,567)	—	—
Accumulated other comprehensive loss, net of tax	(155,954)	(288,593)	(380,856)
Total	2,024,020	2,285,836	3,016,618

Less treasury shares at cost; 6,434,786 and 6,434,786 shares at December 31, 2005 and 2006, respectively	69,987	69,987	92,362
Total shareholders’ equity	1,954,033	2,215,849	2,924,256

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,973,522	4,915,025	6,486,359

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

See notes to Consolidated Financial Statements.

(*) In accordance with U.S. GAAP.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (*)

(Euro/000)	Common stock Shares	Amount	Additional paid-in capital	Retained earnings	Unearned Stock-based compensation	Other comprehensive income (loss), net of tax	Accumulated other comprehensive income (loss), net of tax	Treasury shares amount, at cost	Consolidated shareholders’ equity

BALANCES, JANUARY 1, 2004	454,477,033	27,269	40,423	1,619,312			(242,483)	(69,987)	1,374,534
Exercise of stock options	728,440	43	5,950						5,993
Translation adjustment						(79,897)	(79,897)		(79,897)
Minimum pension, liability, net of taxes of Euro 0.2 million						248	248		248
Tax benefit on stock options			794						794
Change in fair value of derivative instruments, net of taxes of Euro 0,2 million						1,174	1,174		1,174
Dividends declared (Euro 0.21 per share)				(94,113)					(94,113)
Income from continuing operations				279,109		279,109			279,109
Income from discontinued operations				7,765		7,765			7,765
Comprehensive income						208,399
BALANCES, DECEMBER 31, 2004	455,205,473	27,312	47,167	1,812,073			(320,958)	(69,987)	1,495,607

Exercise of stock options	2,770,250	167	28,062						28,229
Translation adjustment						157,776	157,776		157,776
Aggregate stock based compensation			70,273		(70,273)
Realized stock based compensation					21,706				21,706
Minimum pension, liability, net of taxes of Euro 1,6 million						2,534	2,534		2,534
Tax benefit on stock options			4,677						4,677
Change in fair value of derivative instruments, net of taxes of Euro 2.3 million						4,694	4,694		4,694
Dividends declared (Euro 0.23 per share)				(103,484)					(103,484)
Income from continuing operations				330,790		330,790			330,790
Income from discontinued operations				11,504		11,504			11,504
Comprehensive income						507,298
BALANCES, DECEMBER 31, 2005	457,975,723	27,479	150,179	2,050,883	(48,567)		(155,954)	(69,987)	1,954,033

Exercise of stock options	2,240,525	134	24,308						24,443
Translation adjustment						(126,853)	(126,853)		(126,853)
Effect of adoption of SFAS 123 R			(48,567)		48,567
Realized stock based compensation			47,969						47,969
Minimum pension, liability, net of taxes of Euro 0.4 million						(624)	(624)		(624)
Effect of adoption SFAS 158, net of taxes of Euro 5.5 million						(8,409)	(8,409)		(8,409)
Unrealized gain on available-for-sale securities, net of taxes of Euro 0.5 million						1,244	1,244		1,244
Diluted gain on business acquisitions, SAB 5-H gain		21,847						21,847
Excess tax benefit on stock options			7,279						7,279
Change in fair value of derivative instruments, net of taxes of Euro 1.8 million						2,003	2,003		2,003
Dividends declared (Euro 0.29 per share)				(131,369)					(131,369)
Income from continuing operations				430,705		430,705			430,705
(Loss) on discontinued operations				(6,419)		(6,419)			(6,419)
Comprehensive income						291,647
BALANCES, DECEMBER 31, 2006	460,216,248	27,613	203,016	2,343,800	—		(288,593)	(69,987)	2,215,849

Comprehensive income (US$/000) (1)						384,886

BALANCES, DECEMBER 31, 2006
(US$/000) (1)	460,216,248	36,440	267,920	3,093,113	—		(380,856)	(92,362)	2,924,256

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

See notes to Consolidated Financial Statements.

(*) In accordance with U.S. GAAP.

STATEMENTS OF CONSOLIDATED CASH FLOWS THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (*)

	2004	2005	2006	2006
		(Euro/000)		(US$/000)(1)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income from continuing operations	279,109	330,790	430,705	568,401

Adjustments to reconcile net income to net cash provided by operating activitities
Minority interest in income of consolidated subsidiaries	8,614	9,253	8,715	11,501
Non cash stock-based compensation		22,711	47,969	63,304
Excess tax benefits from stock-based compensation			(7,279)	(9,606)
Depreciation and amortization	150,140	184,652	220,797	291,386
Provision (benefit) for deferred income taxes	46,570	(91,297)	(72,509)	(95,691)
Loss on disposals of fixed assets, net	7,641	6,559	4,930	6,506
Unrealized foreign exchange gain	(13,445)
Termination indemnities matured during the year, net	6,768	3,723	4,369	5,766

Changes in operating assets and liabilities, net of acquisition of businesses
Accounts receivable	(14,298)	(33,634)	(83,107)	(109,676)
Prepaid expenses and other	19,963	(56,767)	8,568	11,307
Inventories	34,190	66,491	(27,658)	(36,501)
Accounts payable	6,241	49,615	76,021	100,325
Accrued expenses and other	(22,951)	(18,549)	(25,243)	(33,313)
Accrual for customers’ right of return	727	5,448	11,121	14,677
Income taxes payable	(950)	126,708	5,875	7,754

Total adjustments	229,210	274,914	172,569	227,740
CASH PROVIDED BY OPERATING ACTIVITIES
FROM CONTINUING OPERATIONS	508,319	605,704	603,274	796,141

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment:
• Additions	(116,626)	(220,016)	(272,180)	(359,196)
• Disposals	198	1,022	21,563	28,457
Increase in investments			(5,872)	(7,750)
Purchases of businesses net of cash acquired	(362,978)	(86,966)	(134,114)	(176,990)
Sale of investment in Pearle Europe		144,000
Sale of Things Remembered			128,007	168,931
Additions of intangible assets	(301)	(4,479)	(1,140)	(1,505)
CASH USED IN INVESTING ACTIVITIES OF CONTINUING OPERATIONS	(479,707)	(166,439)	(263,737)	(348,053)

	2004	2005	2006	2006
		(Euro/000)		(US$/000)(1)
(Cont.)

CASH FLOWS FROM FINANCING ACTIVITIES
Long-term debt:
• Proceeds	1,187,601	373,462	84,100	110,987
• Repayments	(918,564)	(623,338)	(233,378)	(307,989)
Swap termination fees		(7,062)
Decrease in overdraft balances	(248,404)	(17,813)	(101,008)	(133,303)
Exercise of stock options	5,993	28,229	24,443	32,257
Excess tax benefit from stock-based compensation			(7,279)	(9,606)
Dividends	(94,113)	(103,484)	(131,369)	(173,368)
CASH USED IN FINANCING ACTIVITIES OF CONTINUING OPERATIONS	(67,487)	(350,006)	(349,933)	(461,807)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(38,875)	89,260	(10,395)	(13,719)

CASH AND EQUIVALENTS, BEGINNING OF YEAR	299,937	253,246	367,461	484,938
Effect of exchange rate changes on cash and cash equivalents	(7,816)	24,955	(17,944)	(23,681)
CASH AND EQUIVALENTS, END OF YEAR	253,246	367,461	339,122	447,539

Cash provided by (used in) operating activities of discontinued operations	20,359	17,756	(5,688)	(7,507)
Cash provided by (used in) investing activities of discontinued operations	(794)	(9,340)	(9,186)	(12,123)
Cash provided by (used in) financing activities of discontinued operations	(15,155)	(8,318)	16,209	21,391

(DECREASE)INCREASE IN CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS	4,409	99	1,334	1,761

CASH RECLASSIFIED AS ASSETS OF DISCONTINUED OPERATIONS AT BEGINNING OF YEAR		4,103	4,795	6,328
EFFECT OF TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS	(306)	593	(557)	(736)

CASH RETAINED BY DISCONTINUED OPERATIONS UPON SALE			(5,572)	(7,353)

CASH INCLUDED IN ASSETS OF DISCONTINUED OPERATIONS AT END OF PERIOD	4,103	4,795

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid during the year for interest	58,371	61,770	67,496	89,074
Cash paid during the year for income taxes	108,440	153,287	242,628	320,196
Acquisition of businesses:
• Fair value of assets acquired	157,905	3,702	10,863	14,336

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

See notes to Consolidated Financial Statements.

(*) In accordance with U.S. GAAP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Luxottica Group S.p.A. and its subsidiaries (collectively “Luxottica Group” or the “Company”) operate in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, Luxottica Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid to premium-priced prescription frames and sunglasses. Through the Company’s retail operations the Company owns and operates 5,280 retail locations worldwide and franchises an additional 439 locations under certain of its owned trade names. At December 31, 2006 the Company’s retail operations by geographic region and significant tradenames were as follows:

				Australia	China
	North America	Europe	`	New Zealand	Hong Kong	Total
LensCrafters	902				75	977
Sunglass Hut	1,502	92		224		1,818
Pearle and Licensed Brands	1,781					1,781
Other				505	199	704
Franchised locations	417			22		439
	4,602	92		751	274	5,719

Principles of consolidation and basis of presentation - The consolidated financial statements of Luxottica Group include the financial statements of the parent company, all wholly or majority-owned subsidiaries and variable interest entities for which the Company is determined to be the primary beneficiary. A subsidiary of the Company located in the United States holds a 44% interest in an affiliated manufacturing and wholesale distributor, located and publicly traded in India, and the Company owns a 50% interest in an affiliated company located in Great Britain, which are both accounted for under the equity method. The results of operations of these investments are not material to the results of the operations of the Company. Investments in other companies in which the Company has less than a 20% interest with no ability to exercise significant influence are carried at cost. All significant intercompany accounts and transactions are eliminated in consolidation. Luxottica Group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

In accordance with Financial Accounting Standard Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) no. 141, Business Combinations, we account for all business combinations under the purchase method. Furthermore, we recognize intangible assets apart from goodwill if they arise from contractual or legal rights or if they are separable from goodwill.

The comparative figures include a variable interest entity (the “Trust”) consisting of a synthetic operating lease for Cole’s former Things Remembered Specialty Gift Business (“TR”) of Cole National Corporation (“Cole”) which was sold in September 2006 (see Note 4). The Trust was included in these consolidated financial statements since the Company was required to absorb any expected losses, received the majority of expected returns on the activities of the Trust, and was the primary beneficiary of the Trust. Assets of Euro 1.6 million and liabilities of Euro 1.6 million were consolidated into the financial statements as of December 31, 2005. In January 2006, the Company reached an agreement with the Trust to allow for the acceleration of the purchase option and acquired the facility for a purchase price of approximately Euro 1.5 million (the amount of the underlying liability plus transaction costs). Therefore, the liability related to the Trust was included as a current liability (“liabilities of discontinued operations”) as of December 31, 2005.

The North America retail division’s fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of the North America retail division for the 52-week periods ended January 1, 2005, December 31, 2005, and December 30, 2006.

Use of estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant judgment and estimates are required in the determination of the valuation allowances against receivables, inventory and deferred tax assets, calculation of pension and other long-term employee benefit accruals, legal and other accruals for contingent liabilities and the determination of impairment considerations for long-lived assets, among other items. Actual results could differ from those estimates.

Foreign currency translation and transactions - Luxottica Group accounts for its foreign currency denominated transactions and foreign operations in accordance with SFAS no. 52, Foreign Currency Translation. The financial statements of foreign subsidiaries are translated into Euro, which is the functional currency of the parent company and the reporting currency of the Company. Assets and liabilities of foreign subsidiaries, which use the local currency as their functional currency, are translated at year-end exchange rates. Results of operations are translated using the average exchange rates prevailing throughout the year. The resulting cumulative translation adjustments have been recorded as a separate component of “Accumulated Other Comprehensive Income (Loss).”

Transactions in foreign currencies are recorded at the exchange rate in effect at the transaction date. Gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables during the year, are recognized in consolidated income in such year. Aggregate transaction gain/(loss) for the years ended December 31, 2004, 2005 and 2006, were Euro 12.5 million, Euro 9.5 million and Euro (19.9) million, respectively.

Cash and cash equivalents - Cash and cash equivalents includes cash on hand, demand deposits, and highly liquid investments with an original maturity of three months or less, and amounts in-transit from banks for customer credit card, and debit card transactions. Substantially all amounts in transit from the banks are converted to cash within four business days from the time of sale. Credit card and debit card transactions in transit were approximately Euro 14.1 million and Euro 23.4 million at December 31, 2005 and 2006, respectively.

Bank overdrafts - Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit (see “Credit Facilities” included in Note 14 for further discussion of the short-term lines of credit) that the Company has obtained through local financial institutions. These facilities are usually short-term in nature or may contain provisions that allow them to renew automatically with a cancellation notice period. Certain subsidiaries’ agreements require a guarantee from Luxottica Group S.p.A. Interest rates on these lines of credit vary and can be used to obtain various letters of credit when needed.

Inventories - Luxottica Group’s manufactured inventories, approximately 75.4% and 66.7% of total frame inventory for 2005 and 2006, respectively, are stated at the lower of cost, as determined under the weighted-average method (which approximates the first-in, first-out method, or “FIFO”), or market value. Retail inventory not manufactured by the Company or its subsidiaries are stated at the lower of cost, at FIFO or weighted-average cost, or market value. As of January 2, 2005, the Company changed its method of valuing certain of its retail inventory from the last-in, first-out method (“LIFO”) to FIFO in order to reduce the number of valuation methods among retail divisions. The effect of the change in the inventory valuation method had an immaterial effect on the 2005 Statements of Consolidated Income. Inventories are recorded net of allowances for estimated losses among other reserves. These reserves are calculated using various factors including sales volume, historical shrink results and current trends.

Property, plant and equipment - Property, plant and equipment are stated at historical cost. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets as follows:

Estimated useful life

Buildings and building improvements	19 to 40 years
Machinery and equipment	3 to 12 years
Aircraft	25 years
Other equipment	5 to 8 years
Leasehold improvements	Lesser of 15 years or the remaining life of the lease

Maintenance and repair expenses are expensed as incurred. Upon the sale or disposition of property and equipment, the cost of the asset and the related accumulated depreciation and leasehold amortization are removed from the accounts and any resulting gain or loss is included in the Statements of Consolidated Income.

Capitalized leased property - Capitalized leased assets are amortized using the straight-line method over the term of the lease, or in accordance with practices established for similar owned assets if ownership transfers to the Company at the end of the lease term.

Goodwill - Goodwill represents the excess of the purchase price (including acquisition-related expenses) over the value assigned to the net tangible and identifiable intangible assets acquired. The Company’s goodwill is tested annually for impairment as of December 31 of each year in accordance with SFAS no. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Additional impairment tests are performed if, for any reason, the Company believes that an event has occurred that may impair goodwill. Such tests are performed at the reporting unit level which consists of two units, Wholesale and Retail, as required by the provisions of SFAS 142. For the years ended December 31, 2004,

2005 and 2006, the result of this process was the determination that the carrying value of each reporting unit of the Company was not impaired and, as a result, the Company has not recorded a goodwill impairment charge in such years.

Other trade names and intangibles - In connection with various acquisitions, Luxottica Group has recorded as intangible assets certain trade names and other intangibles which the Company believes have a finite life. Trade names are amortized on a straight-line basis over periods ranging from 20 to 25 years (see Note 7). Other intangibles include, among other items, distributor networks, customer lists and contracts, franchise agreements and license agreements, and are amortized over the respective useful lives. All intangibles are subject to test for impairment in accordance with SFAS no. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Aggregate amortization expense of trade names and other intangibles for the years ended December 31, 2004, 2005 and 2006 was Euro 50.7 million, Euro 61.9 million and Euro 68.8 million, respectively.

Impairment of long-lived assets - Luxottica Group’s long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, the Company measures impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the long-lived assets and their eventual disposition. If the sum of the expected undiscounted future cash flows were less than the carrying amount of the long-lived assets, the Company would record an impairment loss, if determined to be necessary. Such impairment loss is measured as the amount by which the carrying amount of the long-lived asset exceeds the fair value in accordance with SFAS 144. The aggregate impairment loss on certain non-performing long-lived assets charged to the Statements of Consolidated Income during fiscal 2005 and 2006 was not material and there was no impairment loss charged in fiscal 2004.

Store opening and closing costs - Store opening costs are charged to operations as incurred in accordance with Statement of Position no. 98-5, Accounting for the Cost of Start-up Activities. The costs associated with closing stores or facilities are recorded at fair value as such costs are incurred. Store closing costs charged to the consolidated statements of income during fiscal 2004, 2005 and 2006 were not material.

Self insurance - The Company is self insured for certain losses relating to workers’ compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company’s liability is estimated on an undiscounted basis using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years. As of December 31, 2005 and 2006, self insurance accruals were Euro 46.8 million and Euro 37.4 million, respectively.

Income taxes - Income taxes are recorded in accordance with SFAS no. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. Changes in valuation allowances from period to period are included in the tax provisions in the relevant period of change.

Liability for termination indemnities - The reserve for employee termination indemnities of Italian companies is considered a defined benefit plan and is accounted for accordingly. Termination indemnities in other countries are provided through payroll tax and other social contributions in accordance with local statutory requirements (see Note 10).

Revenue recognition - Revenues include sales of merchandise (both wholesale and retail), insurance and administrative fees associated with the Company’s managed vision care business, eye exams and related professional services, and sales of merchandise to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues. Excluded from revenues and recorded net in expenses when applicable are amounts collected from customers and remitted to governmental authorities for taxes directly related to the revenue-producing transaction.

Wholesale Division revenues are recognized from sales of products at the time of shipment, as title and the risks and rewards of ownership of the goods are assumed by the customer at such time. The products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition as all conditions of SFAS no. 48, Revenue Recognition When Right of Return Exists, are satisfied at the date of sale. Accordingly, the Company has recorded an accrual for the estimated amounts to be returned. This estimate is based on the Company’s right of return policies and practices along with historical data and sales trends. There are no other post-shipment obligations. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses. Total shipping costs in fiscal 2004, 2005 and 2006 associated with the sale of goods in the Wholesale Division were Euro 6.2 million, Euro 6.0 million and Euro 7.3 million, respectively.

Retail Division revenues, including internet and catalog sales, are recognized upon receipt by the customer at the retail location, or when goods are shipped directly to the customer for internet and catalog sales. In some countries, the Company allows retail customers to return goods for a period of time and as such the Company has recorded an accrual for the estimated amounts to be returned. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date. There are no other post-shipment obligations. Additionally, the Retail Division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are likewise recognized as transactions occur in the Company’s retail locations and customers take receipt of products and services. Advance payments and deposits from customers are not recorded as revenues until the product is delivered. At December 31, 2005 and 2006 customer advances included in the consolidated balance sheet in “Accrued Expenses and Other” were Euro 22.3 million and Euro 21.8 million, respectively. Also included in Retail Division revenues are managed vision care revenues consisting of (i) insurance revenues, which are recognized when earned over the terms of the respective contractual relationships, and (ii) administrative services revenues, which are recognized when services are provided during the contract period. Accruals are established for amounts due under these relationships determined to be uncollectible.

The Retail Division previously sold separately priced extended warranty contracts with terms of coverage of 12 months (up to 24 months in 2005). Revenues from the sale of these warranty contracts are deferred and amortized over the lives of the contracts, while costs to service the warranty claims are expensed as incurred.

A reconciliation of the changes in deferred revenue from the sale of warranty contracts and other deferred items for the years ended December 31, 2005 and 2006 is as follows:

(Euro/000)	2005	2006
Beginning balance	37,362	41,099
Translation difference	5,247	(3,643)
Warranty contracts sold	42,677	30,151
Other deferred revenues	540	70
Amortization of deferred revenues	(44,727)	(51,879)
Total	41,099	15,798
Current	35,353	15,798
Non-current	5,746	—

The Company earns and accrues franchise revenues based on sales by franchisees which are accrued as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Company and when the related store begins operations. Accruals are established for amounts due under these relationships when they are determined to be uncollectible.

The wholesale and retail divisions may offer certain promotions during the year. Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer. Discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Managed vision care underwriting and expenses - The Company sells vision insurance plans which generally have a duration of up to five years. Based on its experience, the Company believes it can predict utilization and claims experience under these plans, including claims incurred but not yet reported, with a high degree of confidence. Claims are recorded as they are incurred and certain other membership costs are amortized over the covered period.

Advertising and direct response marketing - Costs to develop and create newspaper, television, radio and other media advertising are expensed as incurred. Costs to develop and create television advertising are expensed the first time the airtime is used. The costs to communicate the advertising are expensed the first time the airtime or advertising space is used with the exception of certain direct response advertising programs. Costs for certain direct response advertising programs are capitalized if such direct response advertising costs are expected to result in future economic benefit and the primary purpose of the advertising is to elicit sales to customers who could be shown to have responded specifically to the advertising. Such costs related to the direct response advertising are amortized over the period during which the revenues are recognized, not to exceed 90 days. Generally, other direct response program costs that do not meet the capitalization criteria are expensed the first time the advertising occurs. Advertising expenses incurred for the years ended December 31, 2004, 2005 and 2006 were Euro 189.6 million, Euro 267.8 million and Euro 318.1 million, respectively, and no significant amount have been reported as assets.

The Company receives a reimbursement from its acquired franchisees for certain marketing costs. Operating expenses in the Consolidated Statements of Income are net of amounts reimbursed by the franchisees calculated based on a percentage of their sales. The amounts received in fiscal 2004, 2005 and 2006 for such reimbursement were Euro 4.2 million, Euro 15.5 million and Euro 19.2 million, respectively.

Earnings per share - Luxottica Group calculates basic and diluted earnings per share in accordance with SFAS no. 128, Earnings per Share. Net income available to shareholders is the same for the basic and diluted earnings per share calculations for the years ended December 31, 2004, 2005 and 2006. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the period, except when the common stock equivalents are anti-dilutive. The following is reconciliation from basic to diluted shares outstanding used in the calculation of earnings per share:

(thousands)	2004	2005	2006
Weighted average shares outstanding - basic	448,275.0	450,179.1	452,897.9
Effect of dilutive stock options	2,085.9	3,124.3	3,287.8
Weighted average shares outstanding - dilutive	450,360.9	453,303.4	456,185.7
Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period	2,169.6	569.1	6,885.9

Fair value of financial instruments - Financial instruments consist primarily of cash, cash equivalents and marketable securities, debt obligations, and derivative financial instruments which are either accounted for as fair value or cash flow hedges. In addition, as of December 31, 2006, financial instruments include a note receivable from a third party for the sale of TR (“TR Note”). Luxottica Group estimates the fair value of cash, cash equivalents and marketable securities based on interest rates available to the Company and by comparison to quoted market prices and its debt obligations, as there are no quoted market prices, based on interest rates available to the Company. The fair value associated with financial guarantees has been accrued for when applicable and is disclosed in Note 15. The fair values of letters of credit are not disclosed as it is not practicable for the Company to do so and substantially all of these instruments are in place for operational purposes such as security on leases and health benefits. The fair value of the TR Note was based on discounted projected cash flows utilizing an expected yield.

At December 31, 2005 and 2006, the fair value of the Company’s financial instruments approximated the carrying value.

Stock-based compensation - As of January 1, 2006 the Company adopted SFAS no. 123(R), Share Based Payments (“SFAS 123(R)”) which requires the Company to measure and record compensation expense for stock options and other share-based payments based on the fair value of the instruments. The adoption was made utilizing the modified prospective application as defined in SFAS 123(R) and as such will apply to awards modified, repurchased or cancelled after such date and to any portion of awards for which the requisite service has not been rendered and to every new granted award issued after December 31, 2005. The compensation costs to be recorded will be based on the option’s grant-date fair value. As for the awards granted prior to the date of adoption the cost to be recorded over the future requiste service period will be based on the fair value as calculated for the pro-forma disclosure below. Any unearned compensation cost related to earlier awards were eliminated against the appropriate equity accounts.

Prior to January 1, 2006 and its adoption of SFAS 123(R) the Company previously elected to follow the accounting provisions of Accounting Principles Board (“APB”), Opinion no. 25, Accounting for Stock Issued to Employees (“APB 25”), for stock-based compensation and to provide the disclosures required under SFAS no. 123, Accounting for Stock-Based Compensation, as amended by SFAS no. 148, Accounting for Stock-Based Compensation - Transition and Disclosure (collectively, “SFAS 123”) (see Note 11). No stock-based employee compensation cost was reflected in net income for 2004 and 2005 for options not included in the performance plans (see Note 11), as all options granted under the these plans had an exercise price equal to the market value of the underlying stock on the date of the grant. For options issued under the performance plans, stock compensation expense was recorded based on the conditions of the plan. The Company utilizes a binomial lattice model to estimate the fair value of each option as the Company believes a binomial lattice valuation technique will result in the best estimate of the fair value of the options. Prior to 2006, the Company applied APB 25 and the disclosure-only provisions of SFAS 123. The following table illustrates the effect on net income and earnings per share had the compensation costs of the plans been determined under a fair-value based method as stated in SFAS 123 for 2004 and 2005. The estimated fair value for each option was calculated using a binomial model.

Year ended December 31,
(Euro/000, except share data)	2004	2005
Net income as reported	286,874	342,294

add: Stock-based compensation cost included in the reported net income, net of taxes	—	21,706

deduct: Stock-based compensation expense determined under fair-value based method for all awards, net of taxes	(9,964)	(23,203)

Pro-forma	276,910	340,797

Basic earnings per share:
As reported	0.64	0.76
Pro-forma	0.62	0.76

Diluted earnings per share:
As reported	0.64	0.76
Pro-forma	0.61	0.75

As described above, the fair value of options granted was estimated on the date of grant using a binomial lattice model with the following assumptions:

			2006
			Plan I	Plan II	Plan III
	2004	2005	(a)	(b)	(c)
Dividend yield	1.71%	1.54%	1.33%	1.33%	1.33%
Risk-free interest rate	2.92%	3.17%	3.11%	3.88%	3.89%
Expected option life (years)	5.44	5.84	5.80	5.36	5.53
Expected volatility	36.56%	25.92%	25.91%	26.63%	26.63%
Weighted average fair value (Euro)	5.10	4.27	5.72	6.15	5.80

(a)          Ordinary Plan issued in February 2006 for a total of 1,725,000 options granted.

(b)          Stock Performance Plan issued in July 2006 for a total of 9,500,000 options granted.

(c)           Stock Performance Plan issued in July 2006 for a total of 3,500,000 options granted.

For Stock Option Plans, the Company has estimated a forfeiture rate of approximately 6% for each year presented. For Stock Performance Plans, the Company has estimated a 0% (zero) forfeiture rate for each year presented.

Derivative financial instruments - Derivative financial instruments are accounted for in accordance with SFAS no. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended and interpreted.

SFAS 133 requires that all derivatives, whether or not designed in hedging relationships, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income/(loss) (“OCI”) in the Statements of Consolidated Shareholders’ Equity and are recognized in the Statements of Consolidated Income when the hedged item affects operations. The effect of these derivatives in the Statements of Consolidated Operations depends on the item hedged (for example, interest rate hedges are recorded in interest expense). For a derivative that does not qualify as a hedge, changes in fair value are recognized in the Statements of Consolidated Operations, under the caption “Other,  net”.

Designated hedging instruments and hedged items qualify for hedge accounting only if there is a formal documentation of the hedging relationship at the inception of the hedge, hedging relationship is expected to be highly effective and effectiveness is tested at least every three months.

Certain transactions and other future events, such as (i) the derivative no longer effectively offsetting changes to the cash flow of the hedged instrument, (ii) the expiration, termination or sale of the derivative, or (iii) any other reason of which the Company becomes aware that the derivative no longer qualifies as a cash flow hedge, would cause the balance remaining in other comprehensive income to be realized immediately as earnings. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income relating to these cash flow hedges in fiscal 2007 is approximately Euro 4.6 million, net of taxes.

Luxottica Group uses derivative financial instruments, principally interest rate and currency swap agreements, as part of its risk management policy to reduce its exposure to market risks from changes in interest and foreign exchange rates. Although it has not done so in the past, the Company may enter into other derivative financial instruments when it assesses that the risk can be hedged effectively.

Recent accounting pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS no. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB no. 115, which allows the Company to record at fair value financial assets and liabilities with the change being recorded in earnings. This can be done on an instrument by instrument basis in most circumstances, is irrevocable after elected for that instrument and must be applied to the entire instrument. The adoption of such standard is for fiscal years beginning after November 15, 2007. The adoption is not expected to have a material effect on the consolidated financial statements.

In March 2006, FASB issued SFAS no. 156, Accounting for Servicing Financial Assets - an amendment of FASB no. 140, with respect to accounting for separately recognized servicing assets and servicing liabilities. The statement requires, among other things, that an entity use fair value to intially measure these assets and liabilities., if practicable. The adoption of such standard is for fiscal years beginning after September 15, 2006. The adoption is not expected to have a material effect on the consolidated financial statements.

In September 2006, FASB issued SFAS no. 157, Fair Value Measurements, which establishes a definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS no. 157 does not require new fair value measurements but clarifies the definition, method and disclosure requirements of previous issued standards that address fair value measurements. The adoption of such standard is for fiscal years beginning after November 15, 2007. The Company is currently evaluating the accounting and disclosure requirements and their effect on the consolidated financial statements.

In September 2006, FASB issued SFAS no. 158, Employer’s Accounting for Defined Benefit Pension Other Post Retirement Plans, which requires the Company to recognize an asset or liability for the funded status (difference between fair value of plan assets and benefit obligation, which for defined benefit pension plans is deemed to be the Projected Benefit Obligation) of it’s retirement plans and recognize changes in the funded status annually through Other Comprehensive Income(Loss). Additionally the statement changes the date in which the funded status can be measured (eliminates the 90 day window) with limited exceptions. The effective date of the recognition of the funded status is for years ending after December 15, 2006, and as such, refer to Note 10 for the effect on adoption. The effective date for the change in acceptable measurement date is for fiscal years ending after December 15, 2008. The Company is currently evaluating the impact of changing its measurement date on the consolidated financial statements.

In July 2006 the FASB issued Financial Accounting Interpretation (“FIN”) no. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement no. 109. FIN 48 requires among other things a duel step approach (Recognition and Measurement) in recognizing uncertain tax positions taken or expect to be taken on tax returns. In addition, it provides additional disclosure requirements, the classification of interest and penalties and classification between current and long term portions. The recognition requires the tax position must meet a threshold of “more-likely-than-not” based solely on its technical merits that it will be sustained upon examination of the taxing authority. After this test is met the Company can recognize a tax benefit equal to the largest amount of benefit greater than 50% likely to be realized upon final settlement with the tax authority. FIN 48 must be applied to all existing tax positions for all open tax periods as of the date of adoption. The cumulative effect of adoption will be recorded as an adjustment to opening retained earnings in the year of adoption. The effective date of FIN 48 is for fiscal periods beginning after December 15, 2006. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

Information expressed in US Dollars - The Company’s consolidated financial statements are stated in Euro, the currency of the country in which the parent company is incorporated and operates. The translation of Euro amounts into US Dollar amounts is included solely for the convenience of international readers and has been made at the rate of Euro 1 to US$ 1.3197. Such rate was determined by using the noon buying rate of the Euro to US Dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2006. Such translations should not be construed as representations that Euro amounts could be converted into US Dollars at that or any other rate.

Reclassifications - The presentation of certain prior year information has been reclassified to conform to the current year presentation. On September 29, 2006, the Company sold its Things Remembered, Inc. (“TR”) specialty gifts retail business to a private equity consortium. The TR business operated solely in the United States and was included in the retail segment of the Company’s operations as of December 31, 2005 and 2004. As such, for all periods for which a balance sheet is presented, the Company has reclassified the assets and liabilities included in the sale as a single asset and liability line items on the balance sheet. In the Statements of Consolidated Income, for all periods presented, the Company has reclassified sales, cost of sales and other expenses associated with the discontinued operations as a single line item after income from continuing operations but before net income. Amounts included in the statement of cash flows associated with the discontinued operations are separately disclosed as cash flows from discontinued operations.

2. RELATED PARTY TRANSACTIONS

Fixed assets - In 2002, a subsidiary of the Company entered into an agreement with the Company’s Chairman to lease to him a portion of a building for Euro 0.5 million annually. The expiration date of this lease is 2010.

As of December 31, 2006 the receivable from the Company’s Chairman amounts to Euro 0.2 million (Euro 0.1 million as of December 31, 2005).

License agreement - The Company has a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the name of Brooks Brothers. The Brooks Brothers trade name is owned by Retail Brand Alliance, Inc. (“RBA”), which is owned and controlled by a Director of the Company. The license agreement expires in 2009. Royalties paid to RBA for such agreement were Euro 0.9 million, Euro 0.5 million and Euro 1.3 million in the years ended December 31, 2004, 2005 and 2006, respectively.

In July 2004, the Company signed a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the name of Adrienne Vittadini. The Adrienne Vittadini trade name was owned by RBA until November 2006 when the license was sold by RBA to a non-related party to the Company. The license agreement was originally scheduled to expire on December 31, 2007. For the years ended December 31, 2004, 2005 and 2006, royalties paid to RBA for such agreement were Euro 0.9 million, Euro 0.9 million, and Euro 1.0, respectively. On November 17, 2006, Adrienne Vittadini was transferred out of RBA and as of such date transactions relating to this license agreement are no longer considered related party transactions.

As of December 31, 2006 the balance of accounts receivable and payable related to RBA (including service revenues described in next paragraph) amount to Euro 0.1 million and Euro 0.7 million, respectively (Euro 0.1 million and Euro 0.4 million, as of December 31, 2005).

Service revenues - During the years ended December 31, 2004, 2005 and 2006 subsidiaries of Luxottica U.S. Holdings Corp. (“US Holdings”) performed certain services for RBA. Amounts received for the services provided were Euro 0.7 million, Euro 0.6 million and Euro 0.7 million in fiscal 2004, 2005 and 2006, respectively.

Stock incentive plan - In September 2004, the Company’s Chairman and majority shareholder, Mr. Leonardo Del Vecchio, allocated shares held through La Leonardo Finanziaria S.r.l., an Italian holding company of the Del Vecchio family, representing 2.11% (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for top management of the Company at an exercise price of Euro 13.67 per share (the closing stock price at December 31, 2005 on the Milan Stock Exchange was Euro 21.43 per share). The stock options to be issued under the stock option plan vest upon meeting certain economic objectives. Prior to 2006 compensation expense was recorded in accordance with variable accounting under APB 25 for the options issued to management under the incentive plan based on the market value of the underlying ordinary shares only when the number of shares to be vested and issued is known. During 2005, it became probable that the incentive targets would be met and, as such, the Company recorded compensation expense of approximately Euro 19.9 million net of taxes and recorded future unearned compensation expense in equity of approximately Euro 45.8 million net of taxes, with an offsetting increase in additional paid-in capital for such amounts. The expense for 2005, if calculated under SFAS 123 would have been approximately Euro 16.9 million, net of taxes, and is included in pro forma net income and earnings per share in Note 1.

As of January 1, 2006, the Company has adopted SFAS 123(R) in accordance with the transitional guidance as prescribed in the statement. As such, the previous unearned compensation as of December 31, 2005 of Euro 48.6 million has been charged against the appropriate equity accounts. Approximately Euro 48.0 million of additional compensation expense associated with the annual stock option plans and with the Company’s October 2004 performance plan grants, September 2004 shareholder grant and July 2006 performance plans grants was included in general and administrative expense for the fiscal year ended December 2006.

Total receivables and payables from/to other related parties not considered in the above reported paragraphs amount to Euro 1.3 million and Euro 0.2 million, respectively (Euro 0.5 million and Euro 0.1 million as of December 31, 2005). These amounts mainly refer to commercial transaction with the company RayBan Sun Optics India Ltd held by the Group at 44% as of December 31, 2006.

3. INVENTORIES

Inventories consisted of the following:

Years ended December 31, (Euro/000)	2005	2006
Raw materials and packaging	53,414	76,352
Work in process	26,932	49,650
Finished goods	349,048	317,253
Less: Inventory obsolescence reserves	(59,105)	(42,360)
Total	370,289	400,895

4. SALE OF THINGS REMEMBERED

On September 29, 2006, the Company sold its TR specialty gifts retail business to a private equity consortium for net cash consideration of Euro 128.0 million (US$ 162.1 including costs of US$ 5.3 million) and a promissory note with a principal amount of Euro 20.6 million (US$ 26.1 million). The TR business operated solely in the United States and was included in the retail segment of the Company’s operations as of December 31, 2004 and 2005. As such, for all periods for which a balance sheet is presented, the Company has reclassified the assets and liabilities included in the sale for previous periods as single asset and liability line items on the balance sheet. In the Statements of Consolidated Income, for all periods presented, the Company has reclassified sales, cost of sales and other expenses associated with the discontinued operations as a single line item after income from continuing operations but before net income. Revenues, income from operations, income before provision for income taxes and income tax provision reclassified under discontinued operations for the twelve-month periods ended December 31, 2004, 2005 and 2006, are as follows:

(Euro/000)	2004 (1)	2005	2006 (2)
Revenues	75,687	236,478	157,110
Income from operations	13,315	21,153	3,250
Income before provision for income taxes	12,578	18,260	761
Income tax provision	(4,813)	(6,756)	(45)
Gain/loss on sale	n.a.	n.a.	13,278
Income taxes on sale	n.a.	n.a.	(20,413)
(Loss)/Gain on discontinued operations	7,765	11,504	(6,419)

(1) Since the acquisition date, October 4, 2004.

(2) From January 1, 2006 through September 29, 2006.

Listed below are the major classes of assets and liabilities as of December 31, 2005 that were included as part of the assets and liabilities held for sale:

(Euro/000)
ASSETS
Cash and cash equivalents	4,795
Inventory	34,042
Prepaid expenses	5,559
Deferred tax assets	3,819
Property and equipment, including leasehold improvements	29,949
Goodwill	53,711
Intangible assets, net	39,006
Other assets	568
Total assets	171,449

LIABILITIES
Financial liabilities	165
Accounts payable	10,386
Accrued expenses	6,254
Deferred taxes payable	10,481
Other non-current liabilities	19,806
Total liabilities	47,092

The promissory note has a stated interest rate of 15.0%. Interest is “paid-in-kind” annually in the form of an additional principal amount added to the outstanding principal balance. All unpaid interest and outstanding principal is due in March 2013. The promissory note is subordinated to certain other outstanding senior debt of the acquirer as defined in the promissory note. The promissory note has been classified as an “available-for-sale” security and as such changes in its fair value will be included in accumulated other comprehensive income and reclassified to earnings when realized. For fiscal 2006 there were no amounts reclassified from other comprehensive income into earnings.

5. ACQUISITIONS AND INVESTMENTS

a) OPSM

On November 26, 2004, the Company, through its wholly owned subsidiary, Luxottica South Pacific Pty Limited, made an offer for all the un-owned remaining outstanding shares of OPSM.

On February 7, 2005, on the close of the offer, the Company acquired 15.5% for an aggregate total of 98.5% of OPSM’s shares, which is in excess of the compulsory acquisition threshold. Subsequently, the Company announced the start of the compulsory acquisition process for all remaining shares in OPSM not already owned by the Company. The compulsory acquisition process was completed on March 23, 2005 and as of that date the Company held 100% of OPSM’s shares. The acquisition of the remaining OPSM shares was accounted for in accordance with SFAS 141, Business Combinations, and accordingly, the purchase price of Euro 61.9 million or AU$ 102.9 million in cash (including approximately AU$ 3.5 million of direct acquisition-related expenses and dividends to receive) was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. Since there was no additional fair value of assets acquired and liabilities assumed, the difference between the purchase price and the value of the minority interest in OPSM has been allocated entirely to goodwill for an amount of Euro 46.3 million (AU$ 77.7 million).

b) Cole National

On July 23, 2003, the Company formed an indirect wholly owned subsidiary Colorado Acquisition Corp. for the purpose of acquiring all the outstanding common stock of Cole, a publicly traded company on the New York Stock Exchange. On January 23, 2004, as amended as of June 2, 2004 and July 15, 2004, the Company and Cole entered into a definitive merger agreement with the unanimous approval of the Boards of Directors of both companies. On October 4, 2004, Cole became an indirect wholly owned subsidiary of the Company. The aggregate consideration paid by the Company to former shareholders, option holders and holders of restricted stock of Cole was approximately Euro 407.9 million (US$ 500.6 million). In connection with the merger, the Company assumed outstanding indebtedness with an approximate aggregate fair value of the principal balance of Euro 253.2 million (US$ 310.8 million). The acquisition was accounted for using the purchase method and, accordingly, the purchase price of Euro 423.7 million (US$ 520.1 million), including approximately Euro 15.8 million (US$ 19.5 million) of direct acquisition-related expenses was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The Company used various methods to calculate the fair value of the assets and liabilities and all valuations have been completed. The excess of purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying Consolidated Balance Sheet. The acquisition of Cole National was made as a result of the Company’s strategy to continue expansion of its retail business in North America.

The purchase price (including acquisition-related expenses) has been allocated based upon the fair value of the Company’s acquired assets and liabilities assumed as follows:

(Euro/000)
Assets purchased
Cash and cash equivalents	60,762
Inventories	95,601
Accounts receivable	45,446
Prepaid expenses and other current assets	12,456
Property and equipment	109,174
Trade names (useful lives of 25 years, no residual value)	72,909
Distributor network (useful life of 23 years, no residual value)	98,322
Customer list and contracts (useful life of 21-23 years, no residual value)	68,385
Franchise agreements (useful life of 20 years, no residual value)	18,413
Other intangibles	17,214
Asset held for sale - Pearle Europe	143,617
Deferred tax assets	74,949
Other assets	11,252

Liabilities assumed
Accounts payable	(49,190)
Accrued expenses and other current liabilities	(164,205)
Deferred tax liabilities	(94,910)
Long-term debt	(253,284)
Bank overdraft	(22,668)
Other non current liabilities	(78,425)

Fair value of net assets	165,818
Goodwill	257,922
Total purchase price	423,740

As part of the acquisition of Cole, the Company acquired approximately 21% of the outstanding shares of Pearle Europe B.V. (“PE”). A change of control provision included in the Articles of Association of PE required Cole to make an offer to sell these shares to the shareholders of PE within 30 days of the change of control, which deadline was extended by agreement of the parties. In December 2004, substantially all the terms of the sale were established at a final cash selling price of Euro 144.0 million, subject to customary closing conditions. The sale transaction closed in January 2005. As the asset is denominated in Euro, which is not the functional currency of the subsidiary that held the investment, the Company has recorded an unrealized foreign exchange gain of approximately Euro 13.4 million (US$ 18.4 million) as of December 31, 2004, relating to the changes in the US Dollar/Euro exchange rate between October 4, 2004 (the date of acquisition) and December 31, 2004.

The following unaudited proforma information for the year ended December 31, 2004 summarizes the results of operations as if the acquisition of Cole had been completed on January 1, 2004 and includes certain pro forma adjustments such as additional amortization expense attributable to identifiable intangibles:

(Euro/000, except per share data - Unaudited)	2004
Net sales	4,027,057
Income from operations	488,223
Net income	276,212
No. of shares (thousands) - Basic	448,275
No. of shares (thousands) - Diluted	450,361
Earnings per share (Euro) - Basic	0.62
Earnings per share (Euro) - Diluted	0.61

This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition taken place on January 1, 2004.

On October 17, 2004, Cole caused its subsidiary to purchase Euro 122.2 million (US$ 150 million) of its outstanding 8 7/8% Senior Subordinated Notes due 2012 in a tender offer and consent solicitation for Euro 143 million (US$ 175.5 million), which amount represented all of the issued and outstanding notes of such series. On November 30, 2004, Cole redeemed all of its outstanding 8 5/8% Senior Subordinated Notes due 2007 for Euro 103.0 million (US$ 126.4 million).

c) Other acquisitions and establishments

The following is a description of other acquisitions and establishments. No pro forma financial information is presented, as these acquisitions individually or in aggregate were not material to the Company’s consolidated financial statements.

•             In April 2005, the Company purchased 26 stores from SunShade Holding Corporation and Hao’s International. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the purchase price of Euro 11.1 million has been allocated to the fair market value of the assets and liabilities of the company as defined by the asset purchase agreement. All valuations of net assets including but not limited to fixed assets and inventory were completed during 2006 and goodwill for an amount of Euro 7.8 million in excess of the net assets acquired has been recorded in the accompanying Consolidated Balance Sheets. No pro forma financial information is presented, as the acquisition was not material to the Company’s consolidated financial statements. The acquisition was made as result of the Company’s strategy to continue expansion of its retail business in North America.

•             In September 2005, the Company purchased 27 stores in Canada from Symbol of Sight, Ltd known as Precision Optical. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the purchase price of Euro 13.8 million has been allocated to the fair market value of the assets and liabilities of the company as defined by the asset purchase agreement. All valuations of net assets including but not limited to fixed assets and inventory were completed during 2006, and goodwill for an amount of Euro 11.9 million in excess of the net assets acquired has been recorded in the accompanying Consolidated Balance Sheets. No pro forma financial information is presented, as the acquisition was not material to the Company’s consolidated financial statements. The acquisition was made as result of the Company’s strategy to continue expansion of its retail business in Canada.

•             In July 2005, the Company announced that SPV Zeta S.r.l., a new wholly owned Italian subsidiary, will acquire 100 percent of the equity interest in Beijing Xueliang Optical Technology Co. Ltd. (“Xueliang Optical”) for a purchase price of Chinese Renminbi (“RMB”) 169 million (approximately Euro 17 million), plus RMB 40 million (approximately Euro 4 million) in assumed liabilities. Xueliang Optical has 79 stores in Beijing. The transaction was completed in April 2006 after the customary approvals by the relevant Chinese governmental authorities. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 22.6 million has been allocated to the fair market value of the assets and liabilities of the company as defined by the purchase agreement. All valuations of net assets including but not limited to fixed assets and inventory have not been completed and are subject to change during 2007. The Company uses many different valuation techniques to determine the fair value of the net assets acquired including but not limited to discounted cash flow and present value projections. Intangible assets are recognized separate from goodwill if they arise from contractual or other legal rights or if they do not meet the definition of separable as noted in SFAS 141. Estimated preliminary goodwill in the amount of Euro 20.6 million in excess of the net assets acquired has been recorded in the accompanying Consolidated Balance Sheets. The acquisition was made as a result of the Company’s strategy to enter the retail business in The People’s Republic of China. No pro forma financial information is presented, as the acquisition was not material to the Company’s Consolidated Financial Statements.

•             On July 1, 2006, the Company acquired certain assets and assumed certain liabilities from King Optical Group Inc. consisting of its 74 Canadian optical store chain known as Shoppers Optical (“SO”). The aggregate consideration paid by the Company to the former owners of SO was approximately Canadian dollar (“CDN$”) 68.8 million (Euro 48.3 million converted using the June 30, 2006 Federal Reserve Bank of New York’s Noon Buying Rates (“NBR”) of 1 US$ = 1.115 CDN and 1 US$ = 1.2779 Euro) in cash. In connection with the acquisition, the Company assumed no indebtedness. The purchase price of CDN$ 69.3 million (Euro 48.7 million converted at the NBR) including approximately CDN$ 573 thousand (Euro 402.1 thousand converted at the NBR) of direct acquisition-related expenses was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The Company used various methods to calculate the fair value of the assets and liabilities and not all valuations have been completed. The excess of purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying consolidated balance sheet. Approximately CDN$ 44.5 million (Euro 31.3 million converted at the NBR) of goodwill will be deductible for tax purposes. The acquisition of SO was made as a result of the Company’s strategy to continue expansion of its retail business in Canada. The Company believes that the preliminary allocation of the purchase price is reasonable, but it is subject to revisions upon completion of the final valuation of certain assets and liabilities, which is expected to occur during the first half of 2007. As such, the preliminary allocation set forth above may change during 2007 to reflect final amounts. No pro forma financial information is presented, as the acquisition was not material to the Company’s Consolidated Financial Statements.

•             In October 2005, the Company announced that its new wholly owned Italian subsidiary, SPV Eta S.r.l., will acquire 100% of the equity interests in Ming Long Optical, the largest premium optical chain in the province of Guangdong, China, for a purchase price of RMB 290 million (approximately Euro 29 million). In July 2006 the Company completed the transaction after receiving the customary approvals by the relevant Chinese governmental authorities. Ming Long Optical operates a total of 278 locations in two of the top premium optical markets in mainland China, as well as in Hong Kong. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 30.3 million has been allocated to the fair market value of the assets and liabilities of the company as defined by the purchase agreement. All valuations of net assets including but not limited to fixed assets and inventory have not been completed and are subject to change during 2007. The Company uses many different valuation techniques to determine the fair value of the net assets acquired including but not limited to discounted cash flow and present value projections. Intangible assets are recognized separate from goodwill if they arise from contractual or other legal rights or if they do not meet the definition of separable as noted in SFAS 141. Estimated preliminary goodwill in an amount of Euro 29.1 million in excess of the net assets acquired has been recorded in the accompanying Consolidated Balance Sheets. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in The People’s Republic of China. No pro forma financial information is presented, as the acquisition was not material to the Company’s Consolidated Financial Statements.

•             In May 2006, the Company completed the purchase of the remaining 49% stake of the Turkish-based distributor Luxottica Gozluk Ticaret A.S. (“Luxottica Turchia”) for an amount of Euro 15 million. Goodwill of Euro 7.0 million representing the excess of the net assets acquired has been recorded in the accompanying Consolidated Balance Sheets. In November 2006 Standard Gozluk Industri Ve Ticaret A.S. (“Standard”), a Turkish wholesaler fully owned by the former minority shareholders of Luxottica Turchia, merged with Luxottica Turchia. As a result of the merger the former shareholders of Standard received a minority stake of Luxottica Turchia of 35.16% and a put option to sell the shares to the Company, while the Company was granted a call option on the minority stake. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 46.7 million has been allocated to the fair market value of the assets and liabilities of the company as defined by the purchase agreement. All valuations of net assets including but not limited to fixed assets and inventory have not been completed and are subject to change during 2007. The Company uses many different valuation techniques to determine the fair value of the net assets acquired including but not limited to discounted cash flow and present value projections. Intangible assets are recognized separate from goodwill if they arise from contractual or other legal rights or if they do not meet the definition of separable as noted in SFAS 141. Estimated goodwill in an amount of Euro 35.5 million in excess of the net assets acquired has been recorded in the accompanying Consolidated Balance Sheets. The acquisition was made as result of the Company’s strategy to continue expansion of its wholesale business in Turkey, in particular in the prescription frames segment of the market. No pro forma financial information is presented, as the acquisition was not material to the Company’s Consolidated Financial Statements.

•             In November 2006, the Company completed the acquisition, which was announced in June 2006, of Modern Sight Optics, a leading premium optical chain that operates a total of 28 stores in Shanghai, China. Modern Sight Optics has an existing position in the premium segment of the optical market and brings to the Company 28 high-end stores in Shanghai. These stores are located in premium and high-end commercial centers and shopping malls situated primarily in Shanghai’s downtown area and affluent residential areas. The Company acquired 100% of the equity interest in Modern Sight Optics for total consideration of RMB 140 million (approximately Euro 14 million). The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 16.3 million has been allocated to the fair market value of the assets and liabilities of the company as defined by the purchase agreement. All valuations of net assets including but not limited to fixed assets and inventory have not been completed and are subject to change during 2007. The Company uses many different valuation techniques to determine the fair value of the net assets acquired including but not limited to discounted cash flow and present value projections. Intangible assets are recognized separate from goodwill if they arise from contractual or other legal rights or if they do not meet the definition of separable as noted in SFAS 141. Estimated preliminary goodwill for an amount of Euro 15.6 million representing the excess of the net assets acquired has been recorded in the accompanying Consolidated Balance Sheets. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in The People’s Republic of China. No pro forma financial information is presented, as the acquisition was not material to the Company’s Consolidated Financial Statements.

d) Pending acquisitions

•             In February 2007, the Company completed the acquisition of certain assets and assumed certain liabilities of D.O.C Optics Corporation and its affiliates, an optical retail business with approximately 100 stores located primarily in the Midwest United States of America for approximately US$ 110 millions in cash (Euro 83.4 million converted at the December 31, 2006 Noon Buying Rate as discussed in Note 1). The Company expects to convert the stores acquired to the current operating names, “LensCrafters” and “Pearle”. The acquisition will be accounted for in accordance with SFAS 141, and accordingly, the purchase price including direct acquisition-related expenses will be allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in the United States of America.

•             On January 25, 2007, Luxottica Group announced that, in compliance with directions issued by the Supreme Court of India on December 12, 2006, it intends to launch a public offer to acquire up to an additional 20% of the equity shares of RayBan Sun Optics India Ltd. through the Group’s subsidiary, RayBan Indian Holdings, Inc. RayBan Sun Optics India Ltd. is a company listed on the Bombay Stock Exchange.

Should the offer be fully accepted, Luxottica Group’s indirect interests in RayBan Sun Optics India Ltd. will increase to approximately 64%, from its current 44% stake. The Group acquired its interest in RayBan Sun Optics India Ltd. in connection with the purchase of the Ray-Ban eyewear business from Bausch & Lomb in 1999.

Luxottica Group expects the maximum investment related to this offer to be approximately Euro 11 million, including incremental interest to be paid to certain shareholders. These amounts will not have a material financial impact on the Group.

•             On March 23, 2007 Luxottica Group announced that it has acquired two prominent specialty sun chains in South Africa, with a total of 65 stores. The two acquisitions represent an important step in the expansion of the Company’s sun retail presence worldwide. Luxottica Group’s total investment in the two transactions will be approximately Euro 10 million. Both transactions are expected to close during the second quarter of 2007, subject to customary closing conditions.

6. PROPERTY, PLANT AND EQUIPMENT - NET

Property, plant and equipment-net consisted of the following:

December 31, (Euro/000)	2005	2006
Land and buildings, including leasehold improvements	538,604	568,584
Machinery and equipment	551,668	618,237
Aircraft	39,107	40,385
Other equipment	395,921	374,542
	1,525,300	1,601,748

Less: accumulated depreciation and amortization	820,134	814,547
Total	705,166	787,201

Depreciation and amortization expense relating to property, plant and equipment for the years ended December 31, 2004, 2005 and 2006 was Euro 99.3 million, Euro 122.8 million and Euro 151.9 million, respectively. Included in other equipment is approximately Euro 68.9 million and Euro 32.3 million of construction in progress as of December 31, 2005 and 2006, respectively. Construction in-progress consists mainly of the opening, remodeling and relocation of stores and in 2006 of manufacturing facilities in Italy. The decrease compared to 2005 is due to the completion in 2005 of the corporate headquarters of the North American retail division and the expansion of the distribution center in Atlanta.

Certain tangible assets are maintained in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

For the year ended December 31, 2005, included “Asset held for sale” in December 2005, there was also the carrying value of an aircraft of Euro 10.8 million which became obsolete. The Company had stopped recording depreciation expense on such asset beginning on the date that the asset was determined to be “held for sale.” The sale of the aircraft occurred in October 2006, for a net price of Euro 15.6 million. The gain on the sale is included in the General and Administrative expenses in the Statement of Consolidated Income.

7. GOODWILL AND INTANGIBLE ASSETS - NET

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2006, are as follows:

(Euro/000)	Retail segment	Wholesale segment	Total
Balance as of January 1, 2005	1,158,043	295,937	1,453,980
Acquisitions (a)	71,897	—	71,897
Cole’s final purchase price allocation	(8,165)	—	(8,165)
Change in exchange rates (b)	129,001	(40)	128,961
Balance as of December 31, 2005	1,350,776	295,897	1,646,673
Acquisitions (a)	111,186	44,738	155,924
Adjustments on previous acquisitions	(3,249)	—	(3,249)
Change in exchange rates (b)	(104,714)	(20)	(104,734)
Balance as of December 31, 2006	1,353,999	340,615	1,694,614

(a)             Goodwill acquired in 2005 consisted primarily of the OPSM minority interest acquisition and some other minor retail acquisitions. Goodwill acquired in 2006 consisted primarily of the acquisition of Xueliang, Ming Long and Modern Sight in China, and of Shopper Optical in North America in the Retail Segment, and of the acquisition in Turkey in the Wholesale Segment (See Note 4).

(b)            Certain goodwill balances are denominated in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

Intangible assets-net consisted of the following:

December 31, (Euro/000)	2005	2006
LensCrafters trade name, net of accumulated amortization of Euro 78,956 thousand and Euro 77,518 thousand as of December 31, 2005 and 2006, respectively (a)	106,823	89,187
Ray-Ban acquired trade names, net of accumulated amortization of Euro 90,806 thousand and Euro 104,776 thousand as of December 31, 2005 and 2006, respectively (a)	188,394	174,424
Sunglass Hut trade name, net of accumulated amortization of Euro 48,455 thousand and Euro 52,633 thousand as of December 31, 2005 and 2006, respectively (a)	206,570	176,207
OPSM trade names, net of accumulated amortization of Euro 14,786 thousand and Euro 24,466 thousand as of December 31, 2005 and 2006, respectively (see Note 5) (a)	138,172	123,158
Various trade names of Cole, net of accumulated amortization of Euro 2,519 thousand and Euro 4,070 thousand as of December 31, 2005 and 2006, respectively (see Note 5) (a)	47,876	36,605
Distributor network, net of accumulated amortization of Euro 4,791 thousand and Euro 8,946 thousand as of December 31, 2005 and 2006, respectively (see Note 5) (b)	96,370	82,499
Customer list and contracts, net of accumulated amortization of Euro 4,006 thousand and Euro 5,263 thousand as of December 31, 2005 and 2006, respectively (see Note 5) (b)	56,275	47,070
Franchise agreements, net of accumulated amortization of Euro 1,195 thousand and Euro 1,927 thousand of December 31, 2005 and 2006, respectively (see Note 5) (b)	17,890	15,199
Other intangibles, net of accumulated amortization of Euro 58,572 thousand and Euro 52,635 thousand as of December 31, 2005 and 2006, respectively (see Note 5) (c)	97,426	86,013
Total	955,796	830,362

(a)             The LensCrafters, Sunglass Hut, OPSM and Cole trade names are amortized on a straight-line basis over a period of 25 years and the Ray-Ban trade names over a period of 20 years, as the Company believes these trade names to be finite-lived assets.

(b)            Distributor network, customer contracts and lists, and franchise agreements were identifiable intangibles recorded in connection with the acquisition of Cole in 2004. These assets have finite lives and are amortized on a straight-line basis over periods ranging between 20 and 23 years. The weighted average amortization period is 22.2 years.

(c)             Other identifiable intangibles have finite lives ranging between 3 and 17 years and are amortized on a straight line basis. The weighted average amortization period is 11.3 years. Most of these lives were determined based on the terms of the license agreements and non-compete agreements. During 2005, approximately Euro 7.1 million of intangibles became fully amortized and were written off. During 2006, approximately Euro 11.4 million of intangibles related to a non compete agreement of Sunglass Hut, became fully amortized and were written off.

Certain intangible assets are maintained in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

Estimated annual amortization expense relating to identifiable assets, including the identifiable intangibles attributable to recent acquisitions for which the purchase price allocation is not final, is shown below:

Years ending December 31, (Euro/000)

2007	60,869
2008	51,431
2009	51,429
2010	51,362
2011	51,243

8. INCOME TAXES

Income before provision for income taxes and the provision for income taxes consisted of the following:

Years ending December 31, (Euro/000)	2004	2005	2006
Income before provision for income taxes
Italian companies	149,479	216,438	251,343
US companies	222,973	244,050	331,035
Foreign companies	72,123	78,821	95,799
Total	444,575	539,309	678,177

Provision for income taxes
•Current
Italian companies	23,194	127,730	157,343
US companies	60,543	120,784	120,681
Foreign companies	27,701	40,855	33,206
Total	111,348	289,369	311,229
•Deferred
Italian companies	9,017	(74,874)	(23,016)
US companies	39,377	(14,295)	(3,392)
Foreign companies	(2,980)	(934)	(46,065)
Total	45,414	(90,103)	(72,473)
Total	156,852	199,266	238,757

The Italian statutory tax rate is the result of two components: national (“IRES”) and regional (“IRAP”) tax. IRAP could have a substantially different base for its computation than IRES.

Reconciliation between the Italian statutory tax rate and the effective tax rate is as follows:

Year ended December 31,	2004	2005	2006
Italian statutory tax rate	37.3%	37.3%	37.3%
Aggregate effect of different rates in foreign jurisdictions	0.5%	1.7%	(1.5%)
Aggregate Italian tax benefit, net	—	(4.1%)	—
Aggregate effect of asset revaluation in Australia	—	—	(6.8%)
Permanent differences, principally losses in subsidiary companies funded through capital contributions, net of non-deductible goodwill	(2.4%)	—	—
Effect on stock-based compensation	—	3.0%	5.5%
Aggregate other effects	—	(0.9%)	0.7%
Effective rate	35.4%	37.0%	35.2%

The 2005 aggregate Italian tax benefit is caused by the Company complying with an Italian law that allows for the step up in tax basis of certain intangible assets.

The 2006 tax benefit results from the adoption of a change in the tax law in Australia, which introduced a tax consolidation regime for wholly owned group entities. The tax consolidation rules effectively pushed down the cost of acquiring an entity (or group of entities) to the assets that the entity (or group) owns. This resulted in resetting of asset cost basis for tax purposes, and in the relevant uplifts in fixed assets and intangibles as at the date of tax consolidation which occurred in December 2006 when OPSM lodged the consolidated 2005 tax return.

Beginning with fiscal year 2004, for income tax purposes, the Company and its Italian subsidiaries file tax returns on a consolidated basis.

The deferred tax assets and liabilities as of December 31, 2005 and 2006, respectively, were comprised of:

Year ended December 31, (Euro/000)	2005 Deferred tax asset/(liability)	2006 Deferred tax asset/(liability)
Current deferred income tax assets
Inventory	67,053	65,192
Insurance and other reserves	20,589	29,000
Net operating loss carryforwards	1,674	1,525
Loss on investments	2,513	1,094
Right of return reserve	8,039	8,934
Deferred revenue - extended warranty contracts	5,336	7,192
Other, net	3,171	1,899
Current deferred tax assets	108,375	114,836

Current deferred income tax liabilities
Dividends	(8,766)	(13,308)
Trade name	(5,597)	(4,816)
Other	(4,231)	(8,765)
Current deferred tax asset, net	89,781	87,947

Non current deferred income tax assets
Net operating loss carryforwards	52,659	42,924
Recorded reserves	11,248	10,074
Occupancy reserves	13,042	11,616
Employee-related reserves (including minimum pension liability)	22,585	25,321
Trade name	78,746	84,013
Other, net	12,861	(1,752)
Valuation allowance	(15,038)	(26,682)
Non current deferred tax assets, net of valuation allowances	176,103	145,514

Non current deferred income tax liabilities
Difference in basis of fixed assets	(116,614)	(66,282)
Trade name	(116,551)	(62,639)
Equity revaluation step-up	(40,950)	(40,950)
Other intangibles	(18,627)	(16,914)
Non current deferred tax liability, net	(116,639)	(41,270)

In 2004, the Italian statutory tax rate was reduced to 37.25%. As a consequence, deferred tax assets and liabilities have been recomputed in line with the new tax rate. The result of the change in the Italian tax rate was immaterial and has been included in deferred tax expense.

Italian companies’ taxes are subject to review pursuant to Italian law. As of December 31, 2006, tax years from 2001 through the most recent year were open for such review. Certain Luxottica Group subsidiaries are subject to tax reviews for previous years and during 2005 a wholly owned Italian subsidiary was subjected to a tax inspection. As a result of this, some insignificant recorded losses were reversed and an immaterial amount was accrued for as a liability. Management believes no significant unaccrued liabilities will arise from the related tax reviews.

The Company generally does not provide for an accrual for income taxes on undistributed earnings of its foreign operations to the related Italian parent company that are intended to be permanently invested. It is not practicable to determine the amount of income tax liability that would result had such earnings actually been repatriated. In connection with the 2006 earnings of certain subsidiaries, the Company has provided for an accrual for Italian income taxes related to declared dividends of earnings.

At December 31, 2006, the Company had restricted Federal net operating loss carryforwards in the United States of America of approximately Euro 105.6 million which may be used against income generated by certain of its

U.S.subsidiaries. Such net operating losses begin expiring in 2019. With the acquisition of Cole, the Company acquired approximately Euro 26.5 million of restricted Federal net operating loss carryforwards, of which approximately Euro 22.0 million and Euro 0.3 million were utilized in 2005 and 2006, respectively. The utilization of a portion of the Cole loss carryforwards is limited due to restrictions imposed by U.S. tax rules governing utilization of loss carryforwards following changes in ownership. A portion of the Cole net operating loss carryforwards may expire each year going forward. No net operating loss carryforwards expired in 2005 or 2006.

As of December 31, 2005 and 2006, the Company has recorded an aggregate valuation allowance of Euro 15.0 million and Euro 26.7 million, respectively, against deferred tax assets as it is more likely than not that the above deferred income tax assets will not be fully utilized in future periods.

9. LONG-TERM DEBT

Long-term debt consisted of the following:

Year ended December 31, (Euro/000)	2005	2006
Credit agreement with various Italian financial institutions (a)	275,000	245,000
UniCredito Italiano credit facility (b)	—	—
Senior unsecured guaranteed notes (c)	246,273	165,022
Credit agreement with various financial institutions (d)	974,338	895,240
Capital lease obligations, payable in installments through 2007	3,372	2,766
Other loans with banks and other third parties, interest at various rates (from 0.25 to 14.62% per annum), payable in installments through 2014. Certain subsidiaries’ fixed assets are pledged as collateral for such loans (e)	29,926	11,234
Total	1,528,909	1,319,262
Current maturities	110,978	359,527

(a)             In December 2002, the Company entered into an unsecured credit facility with Banca Intesa S.p.A. The unsecured credit facility provided borrowing availability of up to Euro 650 million. This facility included a term portion of Euro 500 million which required a balloon payment of Euro 200 million in June 2004 and equal quarterly instalments of principal of Euro 50 million subsequent to that date. Interest accrued on the term portion based on Euribor as defined in the agreement plus 0.45%. The revolving portion provided borrowing availability of up to Euro 150 million. Amounts borrowed under the revolving loan could be borrowed and repaid until final maturity. The final maturity of all outstanding principal amounts and interest was December 27, 2005. In December 2005, the Company repaid in full all the outstanding amounts (Euro 50 million outstanding on the term portion and Euro 75 million outstanding on the revolving portion) under this credit facility.

In December 2002, the Company entered into two interest rate swap transactions (the “Intesa Swaps”) beginning with an aggregate maximum notional amount of Euro 250 million, which decreased by Euro 100 million on June 27, 2004 and by Euro 25 million in each subsequent three-month period. The Intesa Swaps expired on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 650 million unsecured credit facility discussed above. As such changes in the fair value of the Intesa Swaps were included in OCI until they were recorded in the financial statements. The Intesa Swaps exchanged the floating rate based on Euribor for a fixed rate of 2.985% per annum.

In September 2003, the Company acquired its ownership interest of OPSM and more than 90% of the performance rights and options of OPSM for an aggregate of AU$ 442.7 million (Euro 253.7 million), including acquisition expenses. The purchase price was paid for with the proceeds of a credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short-term lines available. The credit facility includes a Euro 150 million term loan, which will require repayment of equal semi-annual instalments of principal of Euro 30 million starting on September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55% (4.27% on December 31, 2006). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2006, Euro 25 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55% (4.10% on December 31, 2006). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2006. Under this credit facility Euro 175 million and Euro 145 million were outstanding as of December 31, 2005 and 2006, respectively.

In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million which will decrease by Euro 30 million every six months starting on March 30, 2007 (“Intesa OPSM Swaps”). These swaps will expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above. The Intesa OPSM Swaps exchange the floating rate of Euribor for an average fixed rate of 2.38% per annum. The ineffectiveness of cash flow hedges was tested both at the inception date and at each year end. The results of the tests indicated that the cash flow hedges are highly effective and the amounts of ineffectiveness, if any, on each date of testing were immaterial. As a consequence approximately Euro 1.2 million, net of taxes, is included in Other Comprehensive Income as of December 31, 2006. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2007 is approximately Euro 0.95 million, net of taxes.

In December 2005, the Company entered into a new unsecured credit facility with Banco Popolare di Verona e Novara. The 18-month credit facility consists of a revolving loan that provides borrowing availability of up to Euro 100 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2006, Euro 100 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.25% (3.89% on December 31, 2006). The final maturity of the credit facility is June 1, 2007. The Company can select interest periods of one, three or six months. Under this credit facility, Euro 100 million was outstanding as of December 31, 2006.

(b)            In June 2002, US Holdings entered into a US$ 350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. which was paid in full upon its maturity in June 2005. The credit facility was guaranteed by Luxottica Group. The term loan portion of the credit facility provided US$ 200 million of borrowing and required repayment of equal quarterly principal instalments beginning in March 2003. The revolving loan portion of the credit facility allowed for a maximum borrowing of US$ 150 million. Interest accrued at Libor as defined in the agreement plus 0.5% and the credit facility allowed the Company to select interest periods of one, two or three months. The credit facility contained certain financial and operating covenants.

(c)             On September 3, 2003, US Holdings closed a private placement of US$ 300 million (Euro 253.3 million) of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94% per annum and interest on Series B and Series C Notes accrues at 4.45% per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., a wholly owned subsidiary. The notes contain certain financial and operating covenants. US Holdings was in compliance with those covenants as of December 31, 2006. In December 2005, US Holdings terminated the fair value interest rate swap agreement described below, and as such, US Holdings will amortize the final adjustment to the carrying amount of the hedged interest-bearing financial instruments as an adjustment to the fixed-rate debt yield over the remaining life of the debt. The effective interest rates on the Series A, B, and C Notes for their remaining lives are 5.64%, 5.99%, and 5.44%, respectively. Under this credit facility Euro 246.3 million and Euro 165.0 million were outstanding as of December 31, 2005 and 2006, respectively.

In connection with the issuance of the Notes, US Holdings entered into three interest rate swap agreements with Deutsche Bank AG (the “DB Swaps”). The three separate agreements’ notional amounts and interest payment dates coincided with the Notes. The DB Swaps exchanged the fixed rate of the Notes for a floating rate of the six-month Libor rate plus 0.6575% for the Series A Notes and the six-month Libor rate plus 0.73% for the Series B and Series C Notes. These swaps were treated as fair value hedges of the related debt and qualified for the shortcut method of hedge accounting (assuming no ineffectiveness in a hedge in an interest rate swap). Thus the interest income/expense on the swaps was recorded as an adjustment to the interest expense on the debt, effectively changing the debt from a fixed rate of interest to the swap rate. In December 2005, the Company terminated the DB Swaps. The Company paid the bank an aggregate of Euro 7.0 million (US$ 8.4 million), excluding accrued interest, for the final settlement of the DB Swaps.

(d)            On June 3, 2004, as amended on March 10, 2006, the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 1,130 million and US$ 325 million. The five-year facility consists of three Tranches (Tranche A, Tranche B, Tranche C). The March 2006 amendment increased the available borrowings, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly instalments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of US$ 325 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole. Amounts borrowed under Tranche B will mature in March 2011. Tranche C is a Revolving Credit Facility of Euro 725 million-equivalent multi-currency (Euro/US$). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2011. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and US Dollar denominated loans based on the corresponding Libor rate, both plus a margin between 0.20% and 0.40% based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2006 was 3.97% for Tranche A, 5.62% for Tranche B, 5.60% on Tranche C amounts borrowed in US Dollar and 3.96% on Tranche C amounts borrowed in Euro. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2005 and 2006. Under this credit facility, Euro 974.3 million and Euro 895.2 million was outstanding as of December 31, 2005 and 2006, respectively.

In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks which will decrease by Euro 45 million every three months starting on June 3, 2007 (the “Club Deal Swaps”). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.40% per annum. The ineffectiveness of cash flow hedges was tested both at the inception date and at each year end. The results of the tests indicated that the cash flow hedges are highly effective and the amounts of ineffectiveness, if any, on each date of testing were immaterial. As a consequence approximately Euro 5.2 million, net of taxes, is included in Other Comprehensive Income as of December 31, 2006. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2007 is approximately Euro 3.6 million, net of taxes.

(e)             Other loans consist of several small credit agreements and a promissory note, the most significant of which is OPSM’s renegotiated multicurrency loan facility with Westpac Banking Corporation. This credit facility had a maximum available line of Euro 29.96 million (AU$ 50 million), which was reduced to Euro 17.97 million (AU$ 30 million) in August 2006. The base rate for the interest charged varies depending on the currency borrowed; for borrowings denominated in Australian Dollars the interest accrues on the basis of BBR (Bank Bill Rate) and for borrowings denominated in Hong Kong Dollars the rate is based on Hibor (HK Inter bank Rate) plus an overall 0.275% margin (at December 31 2006, the Hibor was 4.11%, ). At December 31, 2006, the facility was utilized for an amount of Euro 12,11 million (AU$ 20.219 million). The final maturity of all outstanding principal amounts and interest is August 31, 2007. OPSM has the option to choose weekly or monthly interest periods. The credit facility contains certain financial and operating covenants. OPSM was in compliance with these covenants as of December 31, 2006.

Long-term debt, including capital lease obligations, matures in the years subsequent to December 31, 2006 as follows:

December 31, (Euro/000)
2007	359,527
2008	358,988
2009	99,927
2010	9,087
2011	490,967
Thereafter	766
Total	1,319,262

10. EMPLOYEE BENEFITS

Liability for termination indemnities - As required by Italian labor legislation, the benefit accrued by an employee for service to date is payable immediately upon separation. Accordingly, the undiscounted value of that benefit payable exceeds the actuarial present value of that benefit because payment is estimated to occur at the employee’s expected termination date. The Company measures the vested benefit obligation at the actuarial present value of the vested benefits to which the employee would be entitled if all employees were to resign or be terminated as of the balance sheet date. Each year, the Company adjusts its accrual based upon headcount, changes in compensation level and inflation. This liability is not funded. There are also some termination indemnities in other countries which are provided through payroll tax and other social contributions in accordance with local statutory requirements. The related charge to earnings for the years ended December 31, 2004, 2005 and 2006 aggregated Euro 10.4 million, Euro 12.0 million and Euro 12.9 million, respectively.

Qualified pension plans - During fiscal years 2006 and 2005, the Company continued to sponsor a qualified noncontributory defined benefit pension plan, which provides for the payment of benefits to eligible past and present employees of the Company upon retirement. Pension benefits are accrued based on length of service and annual compensation under a cash balance formula.

This pension plan was amended effective January 1, 2006, granting eligibility to associates who work in the certain Cole stores, field management, and the related labs and distribution centers. Additionally, the Company amended the pension accrual formula for the Cole associates, as well as all new hires for the Company. The new formula has a more gradual benefit accrual pattern. However, the Pension Plan Protection Act of 2006 will require a change to the Plan’s vesting schedule effective January 1, 2008.

As of the effective date of the Cole acquisition, the Company assumed sponsorship of the Cole National Group, Inc. Retirement Plan (“Cole Plan”). This is a qualified noncontributory defined benefit pension plan that covers Cole employees who have met eligibility service requirements and are not members of certain collective bargaining units. The pension plan provides for benefits to be paid to eligible past and present employees at retirement based primarily upon years of service and the employees’ compensation levels near retirement.

In January 2002, the Cole Plan was frozen for all participants. The average pay for all participants was frozen as of March 31, 2002, and covered compensation was frozen as of December 31, 2001. Benefit service was also frozen as of March 31, 2002, except for those who were age 50 with 10 years of benefit service as of that same date, whose service will continue to increase as long as they remain employed by the Company.

Nonqualified pension plans and agreements - The Company also maintains a nonqualified, unfunded supplemental executive retirement plan (“SERP”) for participants of its qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan. Starting January 1, 2006, this plan’s benefit provisions were amended to mirror the changes made to the Company’s qualified pension plan.

A subsidiary of the Company sponsors the Cole National Group, Inc. Supplemental Pension Plan. This plan is a nonqualified unfunded supplemental executive retirement plan for certain participants of the Cole pension plan who were designated by the Board of Directors of Cole on the recommendation of Cole’s Chief Executive Officer at such time. This plan provides benefits in excess of amounts permitted under the provisions of the prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

The following tables provide key information pertaining to the Company’s pension plans and SERP. The Company uses a September 30 measurement date for these plans.

Obligations and funded status:

	Pension plans		SERP
(Euro/000)	2005	2006	2005	2006
Change in benefit obligations
Benefit obligation, beginning of period	225,028	278,947	4,814	6,530
Translation difference	33,278	(29,766)	738	(796)
Service cost	12,352	13,326	218	335
Interest cost	13,859	15,090	318	441
Actuarial loss (gain)	2,272	3,195	497	1,831
Plan amendments		297
Benefits paid	(7,842)	(8,841)	(55)	(22)
Benefit obligations, end of period	278,947	272,248	6,530	8,319

Change in plan assets
Fair value of plan assets, beginning of period	149,644	206,316	—	—
Translation difference	23,137	(22,807)	—	—
Actual return on plan assets	17,928	14,514	—	—
Employer contribution	23,449	27,610	55	22
Benefits paid	(7,842)	(8,841)	(55)	(22)
Fair value of plan assets, end of period	206,316	216,792	—	—

Funded status	(72,631)	(55,455)	(6,530)	(8,319)
Unrecognized net actuarial loss	47,373	—	1,494	—
Unrecognized prior service cost	1,262	—	43	—
Other adjustments	—	—	3	—
Accrued pension costs	(23,997)	(55,455)	(4,990)	(8,319)

Amounts recognized in the consolidated balance sheets as of December 31, 2005 and 2006, consist of the following:

	Pension plans		SERP
(Euro/000)	2005	2006	2005	2006
Liabilities
Current liabilities				232
Non-current liabilities	23,997	55,455	4,990	8,087
Additional minimum liability	31,372	—	833	—
Total accrued pension liability	55,369	55,455	5,823	8,319

Assets - intangible assets	1,262	—	43	—

Other comprehensive income
Net loss	—	43,690	—	2,799
Prior service cost	—	881	—	29
Contributions after measurement date	—	—	—	3
Accumulated other comprehensive income	30,111	44,571	790	2,831

The accumulated benefit obligations for the pension plans and SERP as of September 30, 2005 and 2006, were as follows:

	Pension plans		SERP
(Euro/000)	2005	2006	2005	2006
Accumulated benefit obligations	248,771	268,323	5,545	6,877

Components of net periodic benefit cost and other amounts recognized in other comprehensive income

Net periodic benefit cost
Service cost	12,352	13,326	218	335
Interest cost	13,859	15,090	318	441
Expected return on plan assets	(14,954)	(15,837)
Amortization of actuarial loss	1,564	3,277	125	299
Amortization of prior service cost	566	561	10	10
Net periodic pension expense	13,386	16,417	671	1,086

Additional information
(Decrease) Increase in minimum liability included in other comprehensive income	(4,055)		(7)

Other changes in plan assets and benefit obligations recognized in other comprehensive income

Net loss (gain)	(740)	4,518	497	1,831
Prior service cost		297
Amortization of actuarial loss	(1,564)	(3,277)	(125)	(299)
Amortization of prior service cost	(566)	(561)	(10)	(10)
Total recognized in other comprehensive income	(2,870)	977	362	1,522

Total	10,517	17,394	1,033	2,608

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are Euro 2.8 million and Euro 0.6 million, respectively. The estimated net loss and prior service cost for the SERP plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are Euro 0.3 million and Euro 0.01 million, respectively.

	Pension plans		SERP
Assumptions	2005	2006	2005	2006
Weighted-average assumption used to determine benefit obligations
Discount rate	5.75%	6.00%	5.75%	6.00%
Rate of compensation increase	4.25%	4.50%	4.25%	4.50%
Weighted-average assumption used to determine net periodic benefit cost for years ended December 31, 2006 and 2005
Discount rate	5.75%	5.75%	5.75%	5.75%
Expected long-term return on plan assets	8.50%	8.25%	n.a.	n.a.
Rate of compensation increase	4.25%	4.25%	4.25%	4.25%
Mortality table	RP-2000	RP-2000	RP-2000	RP-2000

For 2006, the Company’s long-term rate of return assumption on the pension plans’ assets was 8.25%. In developing this assumption, the Company considered input from its third-party pension asset managers, investment consultants and plan actuaries, including their review of asset class return expectations and long-term inflation assumptions. The Company also considered the pension plans’ historical average return over various periods of time (through December 31, 2005). The resulting assumption was also benchmarked against the assumptions used by other U.S. corporations as reflected in several surveys to determine consensus thinking at that time on this assumption.

Plan assets - The pension plan’s target and actual asset allocations at September 30, 2006 and 2005, by asset category are as follows:

		Luxottica pension		Cole pension
	Assets	plan asset		plan asset
	allocation	September 30		September 30
Category	target	2005	2006	2005	2006
Equity securities	65%	60%	64%	66%	67%
Debt securities	35%	36%	34%	32%	29%
Other	—	4%	2%	2%	4%
Total	100%	100%	100%	100%	100%

The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to and benefit payments from the pension plan trusts.

Plan assets are invested in diversified portfolios consisting of an array of asset classes within the above target allocations and using a combination of active and, in the case of the Cole plan, passive investment strategies. Active strategies employ multiple investment management firms. Risk is controlled through diversification among asset classes, managers, styles, market capitalization (equity investments) and individual securities. Certain transactions and securities are not authorized to be conducted or held in the pension trusts, such as ownership of real estate other than real estate investment trusts, commodity contracts, and ADR’s or common stock of the Company. Risk is further controlled both at the asset class and manager level by assigning benchmarks and excess return targets. The investment managers are monitored on an ongoing basis to evaluate performance against the established market benchmarks and return targets.

Each of the defined benefit pension plans has an investment policy that was developed to serve as a management tool to provide the framework within which the fiduciary’s investment decisions are made; establish standards to measure investment manager’s performance; outline the roles and responsibilities of the various parties involved; and describe the ongoing review process.

Benefit payments - The following estimated future benefit payments, which reflect expected future service, are expected to be paid in the years indicated for both the US Holdings and Cole plans:

(Euro/000)	Pension plans	Supplemental plans
2007	9,849	232
2008	11,178	1,138
2009	11,406	352
2010	12,194	360
2011	13,458	787
2012-2016	83,218	5,191

Contributions - The Company expects to contribute Euro 15.9 million to its pension plan and Euro 0.2 million to the SERP in 2007.

Other benefits - The Company provides certain postemployment medical, disability, and life insurance benefits. The Company’s accrued liability related to this obligation as of December 31, 2005 and 2006, was Euro 0.7 million and Euro 1.3 million, respectively, and is included in accrued employee benefits on the consolidated balance sheets.

The Company sponsors a tax incentive savings plan covering all full-time employees. The Company makes quarterly contributions in cash to the plan based on a percentage of employees’ contributions. Additionally, the Company may make an annual discretionary contribution to the plan, which may be made in the Parent’s ADR’s or cash.

Aggregate contributions made to the tax incentive savings plan by the Company were Euro 7.7 million and Euro 9.2 million, for fiscal 2005 and 2006, respectively. For fiscal 2005 and 2006 these contributions include an accrual for a discretionary match of Euro 1.7 million and Euro 0.8 million, respectively.

With the acquisition of Cole, the Company, through a newly acquired subsidiary, now sponsors the following additional other benefit plans, which cover certain present and past employees of the Cole companies acquired:

•             Cole provides, under individual agreements, postemployment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of December 31, 2005 and 2006, the accrued liability related to these benefits were Euro 1.8 million and Euro 1.2 million respectively, and is included in the accrued employee benefits on the consolidated balance sheet. The decrease in the liability in 2006 is largely attributable to a change in the benefit plans offered which provided for an increase in the cost sharing by participants and the actuarial rating of the claims cost related to the benefit structure. There was also a decrease related to the drop in plan participants.

•             Effective January 1, 2006, the Cole defined contribution plan was merged into the Company’s tax incentive savings plan. For the Cole qualified defined contribution plans offered through December 31, 2005, covering all full time employees of the U.S., the Company’s matching contribution in 2006 for fiscal 2005 was approximately Euro 0.8 million.

•             Cole also maintains a defined contribution plan covering all full-time employees in Puerto Rico. The employees in Puerto Rico who have in the past participated in the Company’s tax incentive savings plan were transferred into the Cole plan effective January 1, 2006. Additionally, effective January 1, 2006, the plan was amended to provide for a match of 100% of the first 3% of employee contributions. In 2006, the Company made quarterly contributions in cash to the plan based on a percentage of employees’ contributions. During 2005, this plan provided for a mandatory match of 50% of the employees first 6% of employee contributions. The matching contributions to such plan for the year ended 2006 and 2005 were immaterial.

•             Cole established and maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant’s account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability of Euro 1.7 million and Euro 1.3 million at December 31, 2005 and 2006, respectively, is included in accrued employee benefits on the consolidated balance sheets.

Defined contribution plan - The Company sponsors a noncontributory profit-sharing plan for employees of its former women’s apparel business. Contributions to this plan were discontinued for plan years subsequent to January 28, 1995. This plan is in termination status as the Company attempts to locate the few remaining participants with account balances.

The Company continues to participate in superannuation plans in Australia and Hong Kong. The plans provide benefits on a defined contribution basis for employees on retirement, resignation, disablement or death. Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund. Contributions are accrued based on legislated rates and annual compensation.

Health benefit plans - The Company partially subsidizes health care benefits for eligible retirees of certain subsidiaries in the United States of America. Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65. Benefits are discontinued at age 65.

As of the Cole acquisition date, the Company assumed a liability for a postretirement benefit plan maintained by Cole in connection with its acquisition of Pearle in 1996. This plan was closed to new participants at the time of Cole’s acquisition of Pearle. Under this plan, the eligible former employees are provided life insurance and certain health care benefits which are partially subsidized by Cole. Medical benefits under this plan can be maintained past age 65.

The following table sets forth the obligation and funded status of the postretirement benefit plans:

(Euro/000)	2005	2006
Change in benefit obligations
Benefit obligations, beginning of year	3,468	4,651
Translation difference	531	(460)
Service cost	137	134
Interest cost	211	222
Plan participants’ contributions	55	49
Actuarial gain (loss)	628	(511)
Change in plan provisions	(67)	(96)
Benefits paid	(312)	(153)
Benefit obligations, end of year	4,651	3,835

Change in plan assets
Fair value of plan assets, beginning of year	—	—
Company contribution	269	99
Plan participants’ contributions	58	46
Benefits paid	(327)	(145)
Fair value of plan assets, end of year	—	—

Funded status	(4,651)	(3,835)
Unrecognized net gain and prior service costs	364
Other	73
Accrued post retirement benefit costs	(4,214)	(3,835)

Amounts recognized in the consolidated balance sheets as of December 31, 2005 and 2006, consist of the following:

(Euro/000)	2005	2006
Liabilities
Current liabilities	—	185
Non-current liabilities	4,214	3,650
Total pension liabilities	4,214	3,835

Amounts recognized in accumulated other comprehensive income consist of as of December 31, 2005 and 2006:

(Euro/000)	2005	2006
Other comprehensive income
Net loss (gain)	528	(19)
Prior service cost (credit)	(164)	(215)
Contributions after measurement date	73	14
Accumulated other comprehensive income	437	(220)

Components of net periodic benefit cost and other amounts recognized in other comprehensive Income:

(Euro/000)	2005	2006
Net periodic benefit cost
Service cost	144	127
Interest cost	222	211
Expected return on plan assets	—	—
Amortization of net loss (gain)	—	6
Amortization of prior service cost	(24)	(23)
Net periodic benefit cost	342	321

(Euro/000)	2005	2006
Other changes in plan assets and benefit obligations recognized in other comprehensive income
Net loss (gain)	660	(486)
Prior service cost (credit)	(70)	(92)
Amortization of prior service cost	24	23
Amortization of net loss (gain)	—	(6)
Total recognized in other comprehensive income	614	(561)
Total recognized in net periodic benefit cost and other comprehensive income	956	(240)

The estimated net loss and prior service cost for the health benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are Euro 0.01 million and Euro 0.02 million, respectively.

Benefit payments - The following estimated future benefit payments for the health benefit plans, which reflect expected future service, are estimated to be paid in the years indicated for both the US Holdings and Cole plans:

December 31, (Euro/000)
2007	185
2008	191
2009	218
2010	231
2011	249
2012-2016	1,503

Contributions - The expected contributions for 2007 are Euro 0.2 million for the Company and Euro 0.08 million for the employee participants.

For 2006, a 12% (10% for 2005) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5% for 2020 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1% increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 5.75% at September 30, 2005, and 6.0% at September 30, 2006.

The weighted-average discount rate used in determining the net periodic benefit cost for 2005 and 2006 was 5.75%, respectively.

New accounting pronouncement - In the fourth quarter of 2006, the Company adopted SFAS no. 158, which requires employers to recognize on the balance sheet the projected benefit obligation of pension plans and the accumulated postretirement benefit obligation for any other postretirement plan. This requirement replaces the requirement of SFAS no. 87 to report a minimum pension liability measured as the excess of the accumulated benefit obligation over the fair value of plan assets and any recorded pension accrual. SFAS no. 158 also requires employers to recognize in other comprehensive income gains or losses and prior service costs or credits that occur during the period but would not be recognized as net periodic benefit cost as required by SFAS no. 87, 88, and 106. There is no change in the requirements related to the income statement recognition of net periodic benefit costs. The incremental effect of applying SFAS no. 158 on the consolidated balance sheet at December 31, 2006 is as follows:

Incremental effects of applying SFAS no. 158 on individual line items in the Consolidated Balance Sheet as of December 31, 2006
	Before		After
	application of		application
(Euro/000)	SFAS no. 158	Adjustments	of SFAS no. 158
Prepaid pension (intangible assets)	(304)	2,254	1,950

Total assets	4,912,771	2,254	4,915,025

Current liabilities - SFAS no. 106	—	185	185
Current liabilities - pension benefits	—	232	232
Total current liabilities	1,424,860	417	1,425,277

Long-term SFAS no. 106	4,055	(405)	3,650
Long-term pension benefits	45,961	17,583	63,544
Non-current deferred income taxes	48,202	(6,932)	41,270
Total long-term liabilities	1,263,653	10,246	1,273,899

Accumulated other comprehensive loss	(258,335)	(8,409)	(266,744)

Total shareholders’ equity	2,224,258	(8,409)	2,215,849

11. STOCK OPTION AND INCENTIVE PLANS

Stock option plan

Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company’s stock option plans (the “plans”). The aggregate number of shares permitted to be granted under these plans to the employees is 21,299,300. The Company believes that the granting of options to these key employees better aligns the interest of such employees with those of the shareholders. Prior to 2006 under the older plans, stock options were granted at a price that was equal to or greater than market value of the shares at the date of grant. Under the 2006 plan, options were granted at the greater of either the previous 30 day average stock price immediately before the date of grant or the price on the grant date depending on certain regulatory requirements of the country that the employee is receiving the option. These options become exercisable in either three equal annual instalments beginning on January 31st, one year after the date of grant for grants prior to 2005 or for the 2005 and after grants two annual equal instalments beginning on January 31 two years after the date of grant and expire on or before January 31, 2015. Certain vested options may contain accelerated exercising terms if there is a change in ownership (as defined in the Plans).

Prior to the adoption of SFAS 123R on January 1, 2006, the Company applied APB 25 to these Annual plans, and as such no compensation expense was recognized because the exercise price of the options was equal to the fair market value on the date of grant. Accounting for the performance plans are discussed below. However, as some of those individuals were U.S. citizens/taxpayers and as the exercise of such options created taxable income, the Company was afforded a tax benefit in its US Federal tax return equal to the income declared by the individuals. U.S. GAAP does not permit the aforementioned tax benefit to be recorded in the statement of income. Therefore, such amount is recorded as a reduction of taxes payable and an increase to additional paid-in capital. For the years ended December 31, 2004 and 2005, the benefit recorded approximated Euro 0.8 million and Euro 4.7 million, respectively.

The Company adopted SFAS 123R as of January 1, 2006, and at such point began expensing stock options on a straigh-line basis over the requisite service period based on their fair value as of the date of grant. For the year ended December 31, 2006 Euro 7.0 million of compensation expense has been recorded for these plans. Pro forma net income and earnings per share calculated as if the compensation costs of the plans had been determined under a fair-value based method for the previous periods are reported in Note 1.

A summary of option activity under the Plans as of December 31, 2006, and changes during the year then ended is as follows:

			Weighted
		Weighted	average	Aggregate
	Number	average	remaining	intrinsic
	of options	(denominated	contractual	value
	outstanding	in Euro)(1)	terms	(Euro/000)
Outstanding as of December 31, 2005	10,044,310	12.68
Granted	1,725,000	22.19
Forfeitures	(228,100)	15.86
Exercised	(2,240,525)	10.59
Outstanding as of December 31, 2006	9,300,685	14.15	5.33	84,899
Exercisable at December 31, 2006	5,555,285	11.05	3.95	67,917

(1)             The weighted-average fair value of grant-date fair value options granted during the years 2004, 2005, and 2006 was Euro 4.10, Euro 4.27 and Euro 5.72, respectively.

Stock performance plans

In October 2004, under a Company performance plan, the Company granted options to acquire an aggregate of 1,000,000 shares of the Company to certain employees of North American Luxottica Retail Division which vested and became exercisable on January 31, 2007 as certain financial performance measures were met over the period ending December 2006. At December 31, 2005, there were options to acquire 1,000,000 shares (the closing ADR price at December 31, 2005 on the New York Stock Exchange was US$ 25.31 per share) at an exercise price of US$ 18.59 per share. Prior to the adoption of SFAS 123(R) compensation expense was recorded in accordance with variable accounting under APB 25 for the options issued under the incentive plan based on the market value of the underlying ordinary shares when the number of shares to be issued is known (“intrinsic value method”). During fiscal 2005, it became probable that the incentive targets would be met and as such the Company has recorded approximately Euro 1.8 million (or US$ 2.2 million) of compensation expense net of taxes during fiscal 2005 and recorded future unearned compensation expense in equity of approximately Euro 2.7 million (US$ 3.2 million) with an offsetting increase in additional paid-in capital for such amounts. Pro forma net income and earnings per share calculated as if the compensation costs of the plans had been determined under a fair-value based method are reported in Note 1.

In September 2004, the Company’s Chairman and majority shareholder, Mr. Leonardo Del Vecchio, allocated shares held through La Leonardo Finanziaria S.r.l., an Italian holding company of the Del Vecchio family, representing 2.11% (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for top management of the Company at an exercise price of Euro 13.67 per share (the closing stock price at December 31, 2005 on the Milan Stock Exchange was Euro 21.43 per share). The stock options to be issued under the stock option plan vest upon meeting certain economic objectives. As such, compensation expense is recorded in accordance with variable accounting under APB 25 for the options issued to management under the incentive plan based on the market value of the underlying ordinary shares only when the number of shares to be vested and issued is known. During 2005, it became probable that the incentive targets would be met and, as such, the Company has recorded compensation expense of approximately Euro 19.9, net of taxes and recorded future unearned compensation expense in equity of approximately Euro 45.8 million, net of taxes, with an offsetting increase in additional paid-in capital for such amounts. The expense if calculated under SFAS 123 would have been approximately Euro 16.9 million, net of taxes, and is included in pro forma net income and earnings per share (see Note 1).

In July 2006, under a Company performance plan, the Company granted options to acquire an aggregate of 13,000,000 shares of the Company to certain top management positions through out the Company which vest and became exercisable as certain financial performance measures will be met. Upon vesting the associate will be able to exercise such options until they expire in 2016. Currently it is expected that these performance conditions will be met. If these performance measures are not expected to be met no additional compensation costs will be recognized and previous compensation costs recognized will be reversed.

For the year ended December 31, 2006 Euro 40.9 million of compensation expense has been recorded for these plans.

A summary of option activity under the performance plans as of December 31, 2006, and changes during the year then ended are as follows:

		Weighted	Weighted	Aggregate
	Number	average	average	intrinsic
	of options	exercise price	remaining	value
Performance plan	oustanding	(Euro) (1)	contractual terms	(Euro/000)
Outstanding as of December 31, 2005	10,600,000	13.79
Granted	13,000,000	21.27
Forfeitures
Exercised
Outstanding as of December 31, 2006	23,600,000	17.91	8.61	126,696
Exercisable at December 31, 2006	9,600,000	13.67	7.67	92,256

(1)             The weighted-average fair value of grant-date fair value options granted during the years 2004, and 2006 was Euro 3.99, and Euro 5.13, respectively. There were no performance grants issued in 2005.

Cash received from option exercises under all share-based arrangements and actual tax benefits realized for the tax deductions from option exercises are disclosed in the Consolidated Statement of Shareholders’ Equity.

12. SHAREHOLDERS’ EQUITY

In June 2005 and June 2006, the Company’s Annual Shareholders Meetings approved cash dividends of Euro 103.5 million and Euro 131.4 million, respectively. These amounts became payable in June 2005 and June 2006, respectively. Italian law requires that 5% of net income be retained as a legal reserve until this reserve is equal to one-fifth of the issued share capital. As such, this legal reserve is not available for dividends to the shareholders. Legal reserves of the Italian entities included in retained earnings were Euro 8.6 million at December 31, 2005 and 2006, respectively. In addition Euro 5.3 million of other legal reserves of foreign entities is not available for dividends to the shareholders.

Luxottica Group’s legal reserve rollforward for fiscal period 2004-2006 is detailed as follows:

(Euro/000)
January 1, 2004	5,451
Increase in fiscal year 2004	3
December 31, 2004	5,454
Increase in fiscal year 2005	23
December 31, 2005	5,477
Increase in fiscal year 2006	36
December 31, 2006	5,513

In accordance with SFAS no. 87, Employers’ Accounting for Pensions, Luxottica Group has recorded minimum pension liabilities for the underfunded U.S. defined benefit pension plans of Euro 32.2 million and Euro 29.6 million as of December 31, 2005 and 2006, respectively, representing the excess of unfunded accumulated benefit obligations over previously accrued pension liabilities. An intangible asset equal to the amount of unrecognized prior service cost was also recorded. The amount by which the unfunded accumulated benefit obligations exceeded the intangible asset and accrued pension liability was charged directly to shareholders’ equity net of income taxes. The principal cause of the increase in minimum liability in 2006 is due to the accumulated benefit obligations increasing more than the pension assets increased as a result of investment performance net of benefit payments and plan expenses. As of December 31, 2006, the increase in the minimum liability plus the decrease in the intangible asset resulted in a decrease of Euro 0.6 million in shareholders’ equity. The liability recognition provision of SFAS no. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans was adopted for the year ended December 31, 2006. As a result, there was an additional after tax charge to shareholders’ equity of Euro 8.4 million. This charge is because SFAS no. 158 requires the use of the higher projected benefit obligation amount, as compared to the accumulated benefit obligation, in determining the amount of pension liability that is required to be recognized on Luxottica’s balance sheet.

Previously the Board of Directors authorized US Holdings to repurchase through the open market up to 21,500,000 ADRs of Luxottica Group S.p.A., representing at that time approximately 4.7% of the authorized and issue share capital. As of December 31, 2004, both repurchase programs expired and US Holdings has purchased 6,434,786 (1,911,700 in 2002 and 4,523,786 in 2003) ADRs at an aggregate purchase price of Euro 70.0 million (US$ 73.8 million translated at the exchange rate at the time of the transactions). In connection with the repurchase, an amount of Euro 70.0 million is classified as treasury shares in the Company’s consolidated financial statements. The market value of the stock based on the ADR price as listed on the New York Stock Exchange at December 31, 2006, is approximately Euro 149.7 million (US$ 197.6 million).

13. SEGMENTS AND RELATED INFORMATION

In accordance with SFAS no. 131, Disclosures About Segments of an Enterprise and Related Information, the Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Sunglass Hut, OPSM, Cole National, Xueliang, Ming Long and Modern Sight.

The following tables summarize the segmental and geographic information deemed essential by the Company’s management for the purpose of evaluating the Company’s performance and for making decisions about future allocations of resources.

The “Inter-segment transactions and corporate adjustments” column includes the elimination of inter-segment activities which consist primarily of sales of product from the manufacturing and wholesale segment to the retail segment and corporate related expenses not allocated to reportable segments. This has the effect of increasing reportable operating profit for the manufacturing and wholesale and retail segments. Identifiable assets are those tangible and intangible assets used in operations in each segment. Corporate identifiable assets are principally cash, goodwill and trade names.

Year ended December 31, (Euro/000)	Manufacturing and wholesale	Retail	Inter-segment transactions and corporate adjustments		Consolidated
2004
Net sales	1,094,802	2,270,996	(186,185	)(1)	3,179,613
Income from operations	233,129	296,538	(50,168	)(2)	479,499
Capital expenditures	31,367	85,259	—		116,626
Depreciation and amortization	47,656	77,439	25,045	(3)	150,140
Identifiable assets	1,566,086	1,114,680	1,875,292	(4)	4,556,058

2005
Net sales	1,310,273	3,061,690	(237,700	)(1)	4,134,263
Income from operations	304,333	355,238	(78,170	)(2)	581,401
Capital expenditures	81,070	138,946	—		220,016
Depreciation and amortization	48,720	103,596	32,337	(3)	184,652
Identifiable assets	1,590,091	1,308,174	2,075,257	(4)	4,973,522

2006
Net sales	1,715,369	3,294,160	(333,374	)(1)	4,676,156
Income from operations	445,843	431,546	(121,403	)(2)	755,987
Capital expenditures	108,117	164,063	—		272,180
Depreciation and amortization	57,331	122,403	41,063	(3)	220,797
Identifiable assets	1,799,292	1,343,481	1,772,252	(4)	4,915,025

(1)             Inter-segment elimination of net revenues relates to intercompany sales from the manufacturing and wholesale segment to the retail segment.

(2)             Inter-segment elimination of operating income mainly relates to depreciation and amortization of corporate identifiable assets and profit-in-stock elimination for frames manufactured by the wholesale business and included in the retail segment inventory.

(3)             Inter-segment elimination of depreciation and amortization relates to depreciation and amortization of corporate identifiable assets.

(4)             Inter-segment elimination of identifiable assets includes mainly the net value of goodwill and trade names of acquired retail businesses.

The geographic segments include Italy, the main manufacturing and distribution base, United States and Canada (which includes the United States of America, Canada and Caribbean islands), Asia Pacific (which includes Australia, New Zealand, China, Hong Kong, Japan) and Other (which includes all other geographic locations including Europe (excluding Italy), South and Central America and the Middle East). Sales are attributed to geographic segments based on the legal entity domicile where the sale is originated. Intercompany sales included in inter-segment elimination are accounted for on a cost plus mark-up basis.

Year ended December 31, (Euro/000)	Italy (6)	USA & Canada (6)	Asia- Pacific (6)	Other (6)	Adjustments and eliminations	Consolidated
2004
Net sales (5)	832,813	2,007,873	464,905	486,630	(612,608)	3,179,613
Income from operations	189,944	244,582	40,717	44,690	(40,434)	479,499
Long lived assets, net	196,088	302,557	67,973	8,228	—	574,846
Identifiable assets	1,086,274	2,584,916	549,096	239,965	95,807	4,556,058

2005
Net sales (5)	998,420	2,811,860	516,793	575,196	(768,006)	4,134,263
Income from operations	258,391	291,438	46,993	51,200	(66,621)	581,401
Long lived assets, net	228,841	375,776	92,335	8,214	—	705,166
Identifiable assets	1,294,955	2,932,483	662,926	270,169	(187,011)	4,973,522

2006
Net sales (5)	1,321,887	3,076,503	603,640	761,955	(1,087,828)	4,676,156
Income from operations	389,275	292,902	13,420	79,397	(19,007)	755,987
Long lived assets, net	280,692	387,861	110,099	8,549	—	787,201
Identifiable assets	1,380,758	2,725,910	752,196	388,594	(332,433)	4,915,025

(5)             No single customer represents 5% or more of sales in any year presented.

(6)             Sales, income from operations and identifiable assets are the result of combination of legal entities located in the same geographic area.

14. FINANCIAL INSTRUMENTS

Concentration of credit risk

Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash investments, accounts receivable and a Euro 19.8 million note received in connection with the sale of its Things Remembered specialty gift business (see Note 4). The Company attempts to limit its credit risk associated with cash equivalents by placing the Company’s investments with highly rated banks and financial institutions. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations. As of December 31, 2005 and 2006, no single customer balances comprised 10% or more of the overall accounts receivable balance. However, included in accounts receivable as of December 31, 2006, is approximately Euro 14.0 million due from the host stores of our license brands retail division. These receivables represent cash proceeds from sales deposited into the host stores bank accounts, which are subsequently forwarded to the Company on a weekly or monthly basis depending on the contract. These receivables are based on contractual arrangements that are short term in length. The Company believes no significant concentration of credit risk exists with respect to these cash investments and accounts receivable.

Concentration of sales under license agreement

In the second half of 2003, a license agreement was signed for the production and distribution of products with the Prada and Miu Miu trade names. The Prada license agreement expires in 2013. The sales realized through the Prada and Miu Miu trade names represented approximately 4.4% and 5.5% of total sales in 2005 and 2006, respectively.

Concentration of supplier risk

Oakley Inc. is one of the largest suppliers of products to the Company’s Retail Division. For the 2004, 2005 and 2006 fiscal years, Oakley accounted for approximately 6.8%, 4.9% and 5.7% of the total merchandise purchases from suppliers, respectively. In 2006, Oakley Inc. and the Company signed a new agreement, as the previous one expired in 2005, establishing commercial terms retroactive to January 1, 2006 through December 31, 2008, substantially consistent with the previous contract. Management believes that the loss of this vendor would not have a significant impact on the future operations of the Company as it could replace this vendor quickly with others.

As a result of the OPSM and Cole acquisitions, Essilor S.A. has become one of the largest suppliers to the Company’s Retail Division. For the 2004, 2005 and 2006 fiscal years, Essilor S.A. accounted for approximately 9.9%, 10.0%, and 15.0% of the Company’s total merchandise purchases, respectively. The Company has not signed any specific purchase contract with Essilor. Management believes that the loss of this vendor would not have a significant impact on the future operations of the Company as it could replace this vendor quickly with other third-party suppliers.

15. COMMITMENTS AND CONTINGENCIES

Royalty agreements

The Company is obligated under non-cancellable distribution agreements with designers, which expire at various dates through 2015. In accordance with the provisions of such agreements, the Company is required to pay royalties and advertising fees based on a percentage of sales (as defined) with, in certain agreements, minimum guaranteed payments in each year of the agreements. In June 2004, the Company signed a new license agreement for the design, production and worldwide distribution of Donna Karan and DKNY prescription frames and sunglasses. The initial term of the agreement is five years, which began on January 1, 2005 and is renewable for an additional five years. In October 2004, the Company signed a new license agreement for the design, production and worldwide distribution of Dolce & Gabbana and D&G Dolce & Gabbana prescription frames and sunglasses. The initial term of the agreement is five years, which began on January 1, 2006, with an automatically renewable extension for an additional five years upon meeting certain targets. On October 7, 2005, the Company announced the signing of a 10-year license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Burberry name. The agreement began on January 1, 2006. On February 27, 2006, the Company announced that it entered into a 10-year license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Polo Ralph Lauren name. The agreement commences on January 1, 2007. Based on the agreement, Luxottica Group provided for an advance payment on royalties to Ralph Lauren on January 2007 for a total amount of US$ 199 million. In December 2006, the Company announced the signing of a 10-year license agreement for the design, manufacturing and worldwide distribution of exclusive ophthalmic and sun collections under the Tiffany & Co. name. The launch of the first collection is expected for early 2008. The distribution of Tiffany’s collections will start with Tiffany’s own stores as well as in North America, Japan, Hong Kong, South Korea, key Middle East markets and Mexico and will extend over time to additional markets and through new distribution channels.

Minimum payments required in each of the years subsequent to December 31, 2006 are detailed as follows:

Year ending December 31, (Euro/000)
2007	73,002
2008	81,291
2009	75,643
2010	66,561
2011	46,308
Thereafter	216,513
Total	559,318

Total royalties and related advertising expenses for the years ended December 31, 2004, 2005 and 2006 aggregated Euro 83.0 million, Euro 121.2 million and Euro 184.1 million, respectively.

Total payments for royalties and related advertising expenses for the years ended December 31, 2004, 2005 and 2006 aggregated Euro 68.5 million, Euro 119.8 million and Euro 225.1 million, respectively.

Leases and licenses

The Company leases through its worldwide subsidiaries various retail store, plant, warehouse and office facilities, as well as certain of its data processing and automotive equipment under operating lease arrangements expiring between 2007 and 2025, with options to renew at varying terms. The lease and license arrangements for the Company’s U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. In addition, with the acquisition of Cole, the Company operates departments in various host stores paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

Total rental expense under operating leases for each year ended December 31 is as follows:

(Euro/000)	2004	2005	2006
Minimum rent	208,134	224,913	236,546
Contingent rent	15,051	57,776	64,091
Sublease income	(49,247)	(27,645)	(35,955)
Total	173,938	255,044	264,682

Future minimum annual rental commitments for operating leases are as follows:

Year ending December 31, (Euro/000)
2007	195,490
2008	172,421
2009	139,002
2010	107,300
2011	80,559
Thereafter	220,664
Total	915,436

Guarantees

The United States Shoe Corporation, a wholly owned subsidiary of the Company, remains contingently liable on seven store leases in the United Kingdom. These leases were previously transferred to third parties. The third parties have assumed all future obligations of the leases from the date each agreement was signed. However, under the common law of the United Kingdom, the lessor still has the right to seek payment of certain amounts from the Company if unpaid by the new obligor. If the Company is required to pay under these guarantees, it has the right to recover amounts from the new obligor. These leases will expire during various years until December 31, 2015. At December 31, 2006, the maximum amount for which the Company’s subsidiary is contingently liable is Euro 9.6 million.

Cole has guaranteed future minimum lease payments for certain store locations leased directly by franchisees. These guarantees aggregated approximately Euro 4.3 million at December 31, 2006. Performance under a guarantee by the Company is triggered by default of a franchisee on its lease commitment. Generally, these guarantees also extend to payments of taxes and other expenses payable under the leases, the amounts of which are not readily quantifiable. The terms of these guarantees range from one to ten years. Many are limited to periods less than the full term of the lease involved. Under the terms of the guarantees, Cole has the right to assume the primary obligation and begin operating the store. In addition, as part of the franchise agreements, Cole may recover any amounts paid under the guarantee from the defaulting franchisee. The Company has accrued a liability at December 31, 2005 for the estimates of the fair value of the Company’s obligations from guarantees entered into or modified after December 31, 2002, using an expected present value calculation. Such amount, determined according to FIN 45, is immaterial to the consolidated financial statements as of December 31, 2005 and 2006.

Credit facilities

As of December 31, 2005 and 2006 Luxottica Group had unused short-term lines of credit of approximately Euro 457.2 million and Euro 581.1 million, respectively.

The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 543.2 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2006, these credit lines were utilized for Euro 68.0 million.

US Holdings maintains four unsecured lines of credit with four separate banks for an aggregate maximum credit of Euro 98.5 million (US$ 130.0 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2006, there were no borrowings outstanding and there were Euro 29.0 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

The blended average interest rate on these lines of credit is approximately Libor plus 0.25%.

Outstanding standby letters of credit

A U.S. subsidiary has obtained various standby letters of credit from banks that aggregated Euro 48.0 million and Euro 36.1 million as of December 31, 2005 and 2006, respectively. Most of these letters of credit are used for security in risk management contracts or as security on store leases. Most contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Substantially all the fees associated with maintaining the letters of credit fall within the range of 60 to 80 basis points annually.

Litigation

Sunglass Hut shareholder lawsuit

In May and June 2001, certain former stockholders of Sunglass Hut International, Inc. (“SGHI”) commenced actions in the U.S. District Court for the Eastern District of New York against the Company and its acquisition subsidiary formed to acquire SGHI on behalf of a purported class of former SGHI stockholders. These actions were subsequently consolidated into a single amended consolidated class action complaint, which alleged, among other claims, that the defendants violated certain provisions of U.S. securities laws and the rules thereunder, in connection with the acquisition of SGHI in a tender offer and second-step merger. The plaintiffs’ principal claim was that certain payments to James Hauslein, the former Chairman of SGHI, under a consulting, non-disclosure and non-competition agreement (the “Agreement”) violated the “Best Price Rule” promulgated by the U.S. Securities and Exchange Commission by resulting in a payment for Mr. Hauslein’s SGHI shares and his support of the tender offer that was higher than the price paid to SGHI’s shareholders in the tender offer. The plaintiffs also alleged that the Company and Mr. Leonardo Del Vecchio, the Company’s Chairman, violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The plaintiffs sought, among other remedies, the payment of such higher consideration to all tendering shareholders, other than Luxottica Group S.p.A. and its affiliates.

The Company and the other defendants filed a motion to dismiss the complaint in its entirety, which, on November 26, 2003, the Court granted in part and denied in part. The Court granted the Company’s motion to dismiss plaintiffs’ claims under Section 10(b) and Rule 10b-5, but denied the Company’s motion to dismiss plaintiffs’ Best Price Rule claim, as well as the claim that the Company aided and abetted Mr. Hauslein’s breach of his fiduciary duties. In so ruling, the Court noted that it was obligated, for the purpose of rendering its decision on the motion to dismiss, to treat all of the plaintiffs’ allegations in the complaint as true. On June 8, 2004, the consolidated complaint was further amended to add Mr. Leonardo Del Vecchio, the Company’s Chairman, as a defendant to the aiding and abetting claim. Plaintiffs also added a new claim against Mr. Del Vecchio under Section 20(a) of the Securities Exchange Act.

On August 31, 2005, the Company agreed with the plaintiffs, without acknowledging any wrongdoing, to a full and final settlement and release (the “Settlement”) of all claims against the Company, its acquisition subsidiary and Mr. Del Vecchio. The Settlement, which called for a payment of Euro 11.6 million (or US$ 14.5 million), was included in 2005 operations on our consolidated financial statements and has been approved by the Court and fully implemented by the parties, with final judgment entered dismissing the case with prejudice. Costs associated with the SGHI litigation incurred for the years ended December 31, 2004 and 2005 were approximately Euro 3.2 million and Euro 5.8 million, respectively.

California vision health care service plan lawsuit

In March 2002, in Snow v. LensCrafters, Inc. et al. (Case. no. CGC-02-405544), an individual commenced an action in the California Superior Court for the County of San Francisco against Luxottica Group S.p.A. and certain of its subsidiaries, including LensCrafters, Inc. and EYEXAM of California, Inc. The plaintiff, along with a second plaintiff named in an amended complaint, seeks to certify this case as a class action. The claims have been partially dismissed. The remaining claims, against LensCrafters and EYEXAM, allege various statutory violations relating to the confidentiality of medical information and the operation of LensCrafters’ stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, and other unlawful or unfair business practices. The action seeks unspecified damages, statutory damages of US$ 1,000 per class member, disgorgement, restitution of allegedly unjustly obtained sums, punitive damages and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at LensCrafters stores in California.

The ultimate outcomes of two other disputes pending in other California courts are expected to have an impact on the outcome of the Snow case. First, on June 12, 2006, the California Supreme Court decided People v. Cole, a case involving Cole and its subsidiaries (discussed below). The Supreme Court held that optical stores must comply with various business practice restrictions on their relationships with optometrists, including optometrists employed by Knox-Keene plans, such as EYEXAM and Pearle VisionCare. The matter has been sent back to the trial court for further proceedings to determine if, in fact, Pearle Vision’s operations in California comply with those restrictions. Second, on December 6, 2006, the United States District Court for the Eastern District of California decided NAOO v. Lockyer. In that case, LensCrafters had challenged the California regulatory scheme governing relationships between optical retailers and optometrists under which LensCrafters and EYEXAM had been sued. The district court found that statutory scheme to be unconstitutional under the “commerce clause” of the United States Constitution. The Attorney

General of the State of California has since appealed that decision, which, if ultimately upheld, should increase the likelihood of favorable outcomes for the Company in both the Snow case and People v. Cole litigation.

Although we believe that our operational practices and advertising in California comply with California law, an adverse decision in Snow or in the suit against Cole might cause LensCrafters and EYEXAM to modify or cease their activities in California. In addition, LensCrafters and EYEXAM might be required to pay damages and/or restitution, the amount of which might have a material adverse effect on the Company’s consolidated financial statements. Costs associated with the Snow litigation incurred for the years ended December 31, 2004, 2005 and 2006, were approximately Euro 0.7 million, Euro 0.3 million, and Euro 0.7 million, respectively.

There were no related amounts recorded as liabilities reflected in the consolidated balance sheets as of December 31,2005 and 2006, as the liability was not reasonably estimable and probable.

People v. Cole

In February 2002, the State of California commenced an action in the California Superior Court for the County of San Diego against Cole and certain of its subsidiaries, including Pearle Vision, Inc. and Pearle Vision Care, Inc. The claims allege various statutory violations related to the operation of Pearle Vision Centers in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, false advertising and other unlawful or unfair business practices. The action seeks unspecified restitution of allegedly unjustly obtained sums, civil penalties and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at Pearle Vision Centers in California. In July 2002, the trial court entered a preliminary injunction to enjoin defendants from certain business and advertising practices. Both Cole and the State of California appealed that decision. On November 26, 2003, the appellate court issued an opinion in which it stated that, because California law prohibited defendants from providing eye examinations and other optometric services at Pearle Vision Centers, the trial court should have enjoined defendants from advertising the availability of eye examinations at Pearle Vision Centers. However, the appellate court ruled in Cole’s favor with respect to charging dilation fees, which ruling partially lifted the preliminary injunction with respect to these fees that had been imposed in July 2002. On March 3, 2004, the California Supreme Court granted Cole’s petition for review of the portion of the appellate court’s decision stating that California law prohibited defendants from providing eye examinations and other optometric services at Pearle Vision Centers. The appellate court’s decision directing the trial court to enjoin defendants from advertising these activities was stayed pending the Court’s resolution of the issue. A final decision was rendered on June 12, 2006, which upheld the appellate court’s November 26, 2003 decision and remanded the case to the lower court for further proceedings. Although we believe that Cole’s operational practices and advertising in California comply with California law, Cole and its subsidiaries may be compelled to modify or cease their activities in California. In addition, Cole and its subsidiaries might be required to pay civil penalties, and/or restitution, the amount of which might have a material adverse effect on the Company’s consolidated financial statements. As with the other California litigation, the ultimate outcome of this case may depend upon whether the federal district court’s ruling on the unconstitutionality of the California law itself in NAOO v. Lockyer is upheld on appeal. Costs associated with the People v. Cole litigation incurred for the years ended December 31, 2004, 2005 and 2006, were approximately Euro 0.2 million, Euro 0.3 million and Euro 0.5 million, respectively. There were no related amounts recorded as liabilities reflected in the consolidated balance sheets as of December 31, 2005 and 2006, as the liability was not reasonably estimable and probable.

Cole consumer class action lawsuit

In June 2006, in Seiken v. Pearle Vision, Inc. et al. (Case no. GIC 867529), Cole and its subsidiaries were sued by a consumer in a purported class action which alleges various statutory violations related to the operation of Pearle Vision and its affiliated HMO, Pearle VisionCare in California. The claims and remedies sought are similar to those asserted in the LensCrafters and EYEXAM case. In December 2006, the court granted defendants’ motion to dismiss the complaint but allowed plaintiff an opportunity to replead. Defendants moved to dismiss the amended complaint in February 2007, and a hearing on the motion was held in March 2007. Such motion to dismiss was denied. Although we believe that our operational practices in California comply with California law, an adverse decision in this action might cause Pearle Vision or Pearle VisionCare to modify or cease their activities in California. In addition, the Cole subsidiaries might be required to pay damages and/or restitution, the amount of which might have a material adverse effect on the Company’s consolidated financial statements. Costs associated with this Cole class action litigation incurred for the year ended December 31, 2006 were approximately Euro 137,000. There were no related amounts recorded as liabilities reflected in the consolidated balance sheet as of December 31, 2006, as the liability was not reasonably estimable and probable.

Cole SEC investigation

Following Cole’s announcement in November 2002 of the restatement of Cole’s financial statements, the Securities and Exchange Commission (“SEC”) began an investigation into Cole’s previous accounting. The SEC subpoenaed various documents from Cole and deposed numerous former officers, Directors and employees of Cole. During the course of this investigation, the SEC staff had indicated that it intended to recommend that a civil enforcement action be commenced against certain former officers and Directors of Cole but not against Cole. Cole was obligated to advance reasonable attorneys’ fees incurred by current and former officers and Directors who were involved in the SEC investigation subject to undertakings provided by such individuals. Cole had insurance available with respect to a portion of these indemnification obligations. In March 2006, the SEC staff indicated that it had concluded its investigation and that, contrary to its earlier indication, it would not be recommending that an enforcement action be commenced against anyone in connection with the investigation. Costs associated with the Cole SEC investigation incurred for the years ended December 31, 2004, 2005 and 2006, were approximately Euro 55,000, Euro 1,225,000 and Euro 325,000, respectively. There were no related amounts recorded as liabilities reflected in the consolidated balance sheets as of December 31, 2004 and 2005, as the liability was not reasonably estimable and probable.

RayBan Indian Holdings review by Supreme Court of India

On August 29, 2003, the Securities Appellate Tribunal (“SAT”) in India upheld the decision to require a subsidiary of the Company to make a public offering to acquire up to an additional 20% of the outstanding shares of RayBan Sun Optics India Ltd. On October 30, 2003, the Company announced that it intended to comply with the SAT’s decision and that the Company, through its subsidiary, RayBan Indian Holdings Inc., would launch a public offer to purchase an additional 20% of the outstanding shares of RayBan Sun Optics India Ltd. In accordance with applicable Indian regulation, the Company placed in escrow with the manager of the offer Rs. 226 million (Euro 3.8 million). On November 17, 2003, the Supreme Court of India stayed the SAT’s order and directed that the matter be further reviewed at the end of January 2004, provided that the Company issue a letter of credit in favor of the Indian securities regulatory agency within the following four week period of Rs. 630.6 million (Euro 10.8 million). The Supreme Court of India finally disposed of the appeal by an order dated December 12, 2006, directing the Company and RayBan Indian Holdings Inc. to make a public offer within 45 days of the order, using April 28, 1999 as the reference date for calculating the offer price. The Supreme Court also directed that interest be paid at the rate of 10% per annum for the period between August 27, 1999 and the closing date to all persons who were shareholders of RayBan Sun Optics India Ltd. throughout such period. The Company expects the aggregate cost of the offer to be approximately Euro 11.0 million, including stipulated interest increments and assuming the offer is fully accepted. The offer is expected to close during the second quarter 2007. Costs associated with the Supreme Court of India review incurred for the years ended December 31, 2006 and 2005 were immaterial.

Cole shareholder class action lawsuit

On July 14, 2004, in Pfeiffer vs. Cole National Corp., et al., Civil Action no. 569-N, a shareholder of Cole filed a shareholders’ class action complaint against Cole, its Directors and the Company in the Delaware Chancery Court. The complaint alleged, among other things, that the individual defendants breached their fiduciary duties as Directors and/or officers of Cole by causing Cole to enter into an agreement to be acquired by the Company for US$ 22.50 per share “without having exposed the company to the marketplace through fair and open negotiations with all potential bidders and/or an active market check or open auction for sale of the company.” The complaint sought preliminary and permanent injunctive relief against the merger, rescission of the merger if it were consummated, and/or damages and other associated relief. This action was voluntarily dismissed by the plaintiff on January 18, 2006 and is no longer pending. Costs associated with this Cole class action litigation incurred for the years ended December 31, 2004, 2005 and 2006 were approximately Euro 84,000, Euro 27,000 and Euro 0, respectively. There were no related amounts recorded as liabilities reflected in the consolidated balance sheets as of December 31, 2004 and 2005, as the liability was not reasonably estimable and probable.

With respect to the matters specifically disclosed above which management has indicated could result in a material adverse impact on the Company’s consolidated financial statements, management believes, based in part on advice from counsel, that no estimate of the range of possible losses can be made at this time.

The Company is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

16. SUBSEQUENT EVENTS

In February 2007, the Company exercised an option included in the amendment to the term and revolving credit facility disclosed in Note 8 (d) to extend the maturity date of Tranches B and C to March 2012.

KEY CONTACTS AND ADDRESSES

REGISTERED OFFICE AND HEADQUARTERS OF LUXOTTICA GROUP
Via C. Cantù, 2 - 20123 Milan - Italy - Tel. +39 02 86334.1
Fiscal code 00891030272 - Vat no. 10182640150

INVESTOR RELATIONS & MEDIA RELATIONS
Ufficio Investor & Media Relations
Via C. Cantù, 2 - 20123 Milan - Italy - Tel. +39 02 86334062, Fax +39 02 86334092
E-mail: investorrelations@luxottica.com - mediarelations@luxottica.com

CORPORATE WEBSITE
www.luxottica.com

DEPOSITARY BANK - ITALY
Deutsche Bank S.p.A.
Piazza del Calendario, 3 - 20126 Milan - Italy
Bruno Montemartini, Tel. +39 02 40242560 / +39 02 40242546
E-mail: bruno.montemartini@db.com
Andrea Ezio Cella, Tel. +39 02 40242832 / +39 02 40242927
E-mail: andreaezio.cella@db.com

DEPOSITARY BANK - USA
Deutsche Bank Trust Company Americas
c/o Mellon Investor Services - Transfer Department - ADRs
480 Washington Boulevard - Jersey City, NJ 07310 - United States of America
Toll free (in US):
+1 (800) 7491873 or Toll +1 (866) 2492593
International callers:
Tel: +1 (201) 6806626

INDEPENDENT AUDITOR
Deloitte & Touche S.p.A.
Via Fratelli Bandiera, 3 - 31100 Treviso - Italy - Tel. +39 0422 5875
Partner: Dario Righetti

LUXOTTICA GROUP MAIN OPERATING COMPANIES IN THE WORLD

EUROPE

Luxottica Srl
Agordo, Belluno - Italy

Luxottica Vertriebsgesellschaft mbH
Klosterneuburg - Austria

Luxottica Belgium NV
Deurne - Belgium

Luxottica South Eastern Europe Ltd
Novigrad - Croatia

Oy Luxottica Finland AB
Espoo - Finland

Luxottica France Sàrl
Valbonne - France

Luxottica Fashion Brillen GmbH
Haar - Germany

Luxottica Hellas AE
Pallini - Greece

Luxottica Nederland BV
Heemstede - Holland

Luxottica Central Europe Ltd
Budapest - Hungary

Luxottica Trading and Finance Limited
Dublin - Ireland

Luxottica Optics Ltd
Herzelia - Israel

Luxottica Norge AS
Kongsberg - Norway

Luxottica Poland Spzoo
Krakow - Poland

Luxottica Portugal SA
Lisboa - Portugal

Luxottica Iberica SA
Barcelona - Spain

Luxottica Sweden AB
Göteborg - Sweden

Luxottica Switzerland AG
Urtenen, Schönbühl - Switzerland

Luxottica Gozluk Endustri Ve Ticaret AS
Cigli, Izmir - Turkey

Luxottica U.K. Ltd
London - United Kingdom

THE AMERICAS

Luxottica Argentina Srl
Buenos Aires - Argentina

Luxottica Do Brasil Ltda
São Paulo - Brazil

Luxottica Canada Inc.
Toronto - Canada

Luxottica Mexico SA de CV
Mexico City - Mexico

Luxottica U.S. Holdings Corp.
Wilmington, Delaware - USA

Cole Vision Corporation
Wilmington, Delaware - USA

Eyemed Vision Care Llc
Wilmington, Delaware - USA

Pearle Vision Inc.
Wilmington, Delaware - USA

LensCrafters, Inc.
Mason, Ohio - USA

Sunglass Hut International, Inc.
Plantation, Florida - USA

Avant-Garde Optics, Llc
Port Washington, NY - USA

MIDDLE AND FAR EAST

Luxottica Australia Pty Ltd
Sydney - Australia

OPSM Group Limited
Sydney - Australia

SPV Zeta Optical Trading (Beijing) Co. Ltd
Beijing - China

Luxottica Tristar (Dongguan) Optical Co.
Dong Guan City, Guangdong - China

Guangzhou Ming Long Optical Technology Co. Ltd
Guangzhou City - China

Luxottica Retail Hong Kong Ltd
Hong Kong - China

Shanghai Modern Sight Optics Ltd
Shanghai - China

Luxottica Middle East Fze
Dubai - Dubai

Mirari Japan Co. Ltd
Tokyo - Japan

Luxottica Korea Ltd
Seoul - Korea

AFRICA

Luxottica South Africa Pty Ltd
Johannesburg - South Africa

INDIA

RayBan Sun Optics India Ltd
Bhiwadi - India